Form 10-K, Exhibit 13
period 2003-02-28
CARMAX INC
filed 2003-05-29
CIK 1170010

Exhibit 13.1

SELECTED FINANCIAL DATA

	FY03	FY02	FY01	FY00	FY99	FY98	FY97	FY96	FY95	FY94
	(Dollars in millions except per share data)
Net Sales and Operating Revenues	$3,969.9	$3,533.8	$2,758.5	$2,201.2	$1,607.3	$950.7	$566.7	$327.1	$93.5	$20.5
Net Earnings (Loss)	$94.8	$90.8	$45.6	$1.1	$(23.5)	$(34.2)	$(9.3)	$(5.2)	$(4.1)	$(1.8)
Net Earnings (Loss) Per Share:
Basic	$0.92	$0.89	$0.45	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A	N/A	N/A
Diluted	$0.91	$0.87	$0.44	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A	N/A	N/A
Total Assets	$917.6	$720.2	$711.0	$675.5	$571.2	$448.3	$427.2	$102.6	$114.3	$25.3
Long-Term Debt, Excluding Current Installments	$100.0	$—	$83.1	$121.3	$139.7	$27.4	$—	$78.5	$111.6	$24.4

Used Units Sold	190,100	164,000	132,900	111,200	96,900	56,600	31,700	19,600	5,600	1,300
New Units Sold	22,400	24,200	20,100	17,800	6,200	4,300	2,800	—	—	—

Comparable Store Used Unit Growth(%)	8	24	13	(8)	(5)	6	7	12	19	—
Comparable Store Vehicle Dollar Growth(%)	6	28	17	2	(2)	6	23	12	43	—
Total Sales Growth(%)	12	28	25	37	69	68	73	250	356	—

Used Car Superstores at Year-End	40	35	33	33	29	18	7	4	2	1
Retail Stores at Year-End	44	40	40	40	31	18	7	4	2	1
Associates at Year-End	8,263	7,196	6,065	5,676	4,789	3,605	1,614	903	146	136

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this discussion, “we,” “our,” “CarMax,” “CarMax, Inc.” and “the company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise. Amounts and percents in the tables may not total due to rounding.

BACKGROUND

CarMax was formerly a wholly owned subsidiary of Circuit City Stores, Inc. (“Circuit City Stores”). On September 10, 2002, the Circuit City Stores shareholders, which included Circuit City Stores, Inc.—Circuit City Group Common Stock shareholders and Circuit City Stores, Inc.—CarMax Group Common Stock shareholders, approved the separation of the CarMax business from Circuit City Stores, and the Circuit City Stores board of directors authorized the redemption of the CarMax Group Common Stock and the distribution of CarMax, Inc. common stock to effect the separation. The separation was effective October 1, 2002. Each outstanding share of CarMax Group Common Stock was redeemed in exchange for one share of new CarMax, Inc. common stock. In addition, each holder of Circuit City Group Common Stock received, as a tax-free distribution, a 0.313879 share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock owned as of September 16, 2002, the record date for the distribution. As a result of the separation, all of the businesses, assets and liabilities of the CarMax Group are now held in CarMax, Inc., an independent, separately traded public company.

CRITICAL ACCOUNTING POLICIES

In Management’s Discussion and Analysis, we discuss the results of operations and financial condition as reflected in the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the company’s consolidated financial statements includes a discussion of significant accounting policies. The accounting policies discussed below are the ones we consider critical to an understanding of the company’s consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Fair Value of Retained Interests in Securitization Transactions

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by its finance operation, CarMax Auto Finance (“CAF”). The fair value of retained interests in securitization transactions includes the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts and an undivided ownership interest in the receivables securitized through a warehouse facility. The present value of the expected residual cash flows generated by the securitized receivables is determined by estimating the future cash flows using management’s projections of key factors, such as finance charge income, default rates, prepayment rates and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of retained interests. The fair value of retained interests may be affected by external factors, such as changes in the behavior patterns of customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(C) to the company’s consolidated financial statements includes a discussion of accounting policies related to securitizations. Note 12 to the company’s consolidated financial statements includes a discussion of securitizations.

Revenue Recognition

We recognize revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. The majority of our revenue is from the sales of used and new vehicles. We recognize vehicle revenue when a sales contract has been executed and the vehicle has been delivered, net of a reserve for returns. A reserve for vehicle returns is recorded based on historical experience and trends. The estimated reserve for these returns could be affected if future occurrences differ from historical averages.

The company also sells extended warranties on behalf of unrelated third parties to customers who purchase a vehicle. Because these third parties are the primary obligors under these contracts, the company recognizes extended warranty revenue at the time of the sale, net of a provision for estimated warranty returns. The estimates for returns are based on historical experience and trends.

Defined Benefit Retirement Plans

The plan obligations and related assets of the company’s defined benefit retirement plans are presented in Note 8 to the company’s consolidated financial statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions in measuring the plan obligations include the discount rate, the rate of salary increases and the estimated future return on plan assets. In determining the discount rate, the company utilizes the yield on high-quality, fixed-income investments currently available with maturities corresponding to the anticipated timing of the benefit payments. Salary increase assumptions are based upon historical experience and anticipated future board and management actions. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plan.

Insurance Liabilities

The company uses a combination of insurance and self-insurance for a number of risks including workers’ compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. The company determines the estimates for the liabilities associated with these risks by considering historical claims experience, demographic factors and other actuarial assumptions. The estimated accruals for these liabilities could be affected if future occurrences and claims differ from the current assumptions and historical trends.

RESULTS OF OPERATIONS

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales were reclassified and reported in net sales and operating revenues. In previous periods, wholesale sales were recorded as a reduction to cost of sales. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales. Third-party finance fees were reclassified and reported in net sales and operating revenues. In previous periods, third-party finance fees were recorded as a reduction to selling, general and administrative expenses. Additionally, CarMax Auto Finance income is presented separately in the consolidated statements of earnings. Previously, CarMax Auto Finance income was recorded as a reduction to selling, general and administrative expenses. These reclassifications had no impact on the company’s net earnings. Note 2(T) to the company’s consolidated financial statements includes further discussion of the reclassifications.

Net Sales and Operating Revenues

Total sales increased 12% in fiscal 2003 to $3.97 billion. In fiscal 2002, total sales increased 28% to $3.53 billion from $2.76 billion in fiscal 2001. Net sales and operating revenues components are shown in Table 1 below.

TABLE 1

	2003	%	2002	%	2001	%
	(Amounts in millions)
Used vehicle sales	$2,912.1		$2,497.2		$1,928.4
New vehicle sales	519.8		559.9		456.9

Total retail vehicle sales	3,431.9	86.4	3,057.1	86.5	2,385.3	86.5

Wholesale vehicle sales	366.6	9.2	325.6	9.2	253.5	9.2

Other sales and revenues:
Extended warranty revenues	68.1		55.3		45.0
Service department sales	58.6		55.9		44.8
Appraisal purchase processing fees	28.5		24.2		18.5
Third-party finance fees	16.2		15.7		11.5

Total other sales and revenues	171.4	4.3	151.1	4.3	119.7	4.3

Total net sales and operating revenues	$3,969.9	100.0	$3,533.8	100.0	$2,758.5	100.0

Total Retail Vehicle Sales. Total retail vehicle sales increased 12% in fiscal 2003 to $3.43 billion. In fiscal 2002, total retail vehicle sales increased 28% to $3.06 billion from $2.39 billion in fiscal 2001. In fiscal 2003, used vehicles sales increased 17% to $2.91 billion. In fiscal 2002, used vehicle sales increased 29% to $2.50 billion from $1.93 billion in fiscal 2001. New vehicle sales in fiscal 2003 decreased 7% to $519.8 million. In fiscal 2002, new vehicle sales were $559.9 million, up 23% over fiscal 2001 sales of $456.9 million.

Comparable store used unit sales growth is a primary driver of our profitability. For fiscal 2003, the overall increase in retail vehicle sales reflects the growth in comparable store used unit sales and the revenue from seven stores opened since the beginning of February 2002. For fiscal 2003, we were able to achieve comparable store used unit sales growth of 8% on top of last year’s exceptional 24%. This comparable store used unit growth resulted from strong sales execution and the continued benefits of effective marketing programs, carmax.com and word-of-mouth customer referrals experienced in fiscal 2002. The comparable store used unit sales growth was slightly impacted by reduced approval rates from our non-prime customer loan providers during the fourth quarter of fiscal 2003. Comparable store new unit sales were down 3% in fiscal 2003. This was generally in line with the new car industry’s performance as that industry continued to struggle with comparisons to the unprecedented traffic driven by zero-percent financing promotions that were introduced in fiscal 2002.

The fiscal 2002 total retail vehicle sales growth primarily resulted from a 24% increase in comparable store used unit sales and a 21% increase in comparable store new unit sales. The company opened two used car superstores during the last month of fiscal 2002, so they were not significant contributors to sales growth in fiscal 2002. The growth in total comparable store vehicle units reflects increased store traffic that, combined with better in-store execution, resulted in comparable store unit sales growth for both used and new cars. We believe that the higher traffic levels were driven by the effectiveness of our marketing programs, carmax.com and word-of-mouth customer referrals. In addition, traffic was bolstered in October, November and December by cross-shopping from zero-percent financing incentive programs introduced by new car manufacturers to counteract an industry-wide slowdown in new car sales. Increased used car average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles and higher new car average retail prices also contributed to the sales growth.

A CarMax store is included in comparable store retail sales after the store has been open for a full year (in the store’s fourteenth full month of operation).

Comparable Store Retail Vehicle Sales Change

Fiscal	2003	2002	2001
Vehicle units:
Used vehicles	8%	24%	13%
New vehicles	(3)%	21%	9%
Total	6%	23%	12%
Vehicle dollars:
Used vehicles	8%	30%	19%
New vehicles	(3)%	24%	9%
Total	6%	28%	17%

Percent Retail Vehicle Sales

Fiscal	2003	2002	2001
Vehicle units:
Used vehicles	89%	87%	87%
New vehicles	11	13	13

Total	100%	100%	100%

Vehicle dollars:
Used vehicles	85%	82%	81%
New vehicles	15	18	19

Total	100%	100%	100%

Retail Unit Sales

Fiscal	2003	2002	2001
Used vehicles	190,100	164,000	132,900
New vehicles	22,400	24,200	20,100

Total	212,500	188,200	153,000

Average Retail Selling Prices

Fiscal	2003	2002	2001
Used vehicles	$15,200	$15,100	$14,400
New vehicles	$23,200	$23,100	$22,600
Total vehicles	$16,100	$16,200	$15,500

        Wholesale Vehicle Sales. CarMax’s operating strategy is to build customer confidence and satisfaction by offering high-quality vehicles; therefore, fewer than half of the vehicles acquired from consumers through the appraisal purchase process meet our standards for reconditioning and subsequent retail sale. Those vehicles that do not meet our standards are sold at our on-site wholesale auctions. Total wholesale vehicle units sold at these auctions were 104,600 in fiscal 2003; 90,900 in fiscal 2002; and 73,300 in fiscal 2001. Wholesale vehicle sales totaled $366.6 million in fiscal 2003, $325.6 million in fiscal 2002 and $253.5 million in fiscal 2001. The increase in fiscal 2003 resulted from an increase in the rate of acceptance of our vehicle appraisal offer. The impact of this increase was partially offset by lower average wholesale prices. The increase in fiscal 2002 resulted from an increase in the number of appraisals performed while the rate of customer acceptance of the appraisal offer remained consistent with fiscal 2001.

Other Sales and Revenues. Other sales and revenues include extended warranty revenues, service department sales, appraisal purchase processing fees collected from customers for the purchase of their vehicles and third-party finance fees. These totaled $171.4 million in fiscal 2003, $151.1 million in fiscal 2002 and $119.7 million in fiscal 2001.

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, the company has no contractual liability to the customer. Extended warranty revenue represents commissions from the unrelated third parties and was $68.1 million in fiscal 2003, $55.3 million in fiscal 2002 and $45.0 million in fiscal 2001. These increases in warranty revenue reflect improved penetration, a result in part of the continuing enhancement of the extended warranty offer, and strong sales growth for used cars, which achieve a higher extended warranty penetration rate than new cars.

Service department sales were $58.6 million in fiscal 2003, $55.9 million in fiscal 2002 and $44.8 million in fiscal 2001. The increase in service department sales for fiscal 2003 reflects the continued overall increase in CarMax’s customer base, offset modestly by the initial effect of a rollout of the new electronic repair order system to our stores. As each store implemented the new electronic repair order system, service department sales were impacted based on the time required for the training of service managers and technicians. The increase in fiscal 2002 relates to an overall increase in CarMax’s customer base.

Appraisal purchase processing fees were $28.5 million in fiscal 2003, $24.2 million in fiscal 2002 and $18.5 million in fiscal 2001. Appraisal purchase processing fees collected from customers are designed to cover some of the costs of our appraisal and wholesale operations. The increase in fiscal 2003 resulted from the increased consumer response to the vehicle appraisal offer. The increase in fiscal 2002 was the result of increased traffic, increased consumer response to the vehicle appraisal offer and an increase in the fee amount.

CarMax provides financing for prime-rated customers through CAF, its finance operation, and through third-party lenders, one that provides financing to prime-rated customers and three that provide financing to non-prime-rated customers. Offering customers a third-party alternative for prime loans enhances the CarMax consumer offer and helps to ensure that CAF remains competitive. Third-party finance fees are fees received from third-party lenders who finance CarMax customers’ automobile loans. Third-party finance fees were $16.2 million in fiscal 2003, $15.7 million in fiscal 2002 and $11.5 million in fiscal 2001. The increase in fiscal 2003 was the result of the increase in used car sales, partially offset by the decline in new car sales and CAF’s capturing of prime customer market share from the third-party prime lender. The increase in fiscal 2002 was the result of the increase in retail sales, especially new car sales.

Impact of Inflation. Inflation has not been a significant contributor to results. Profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market for late-model used cars adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability.

Retail Stores. During fiscal 2003, we opened two standard-sized used car superstores and three prototype satellite superstores. We also integrated one of our stand-alone DaimlerChrysler franchises with a standard-sized used car superstore and sold a co-located Nissan franchise.

Retail Stores

	Retail Stores at Year End
Fiscal	2003	2002	2001
Mega superstores	13	13	13
Standard superstores	19	17	16
Prototype satellite superstores	8	5	4
Co-located new car stores	2	2	2
Stand-alone new car stores	2	3	5

Total	44	40	40

New Car Franchises

	New Car Franchises at Year End
Fiscal	2003	2002	2001
Integrated/co-located new car franchises	15	15	17
Stand-alone new car franchises	2	3	5

Total	17	18	22

Gross Profit Margin

Total gross profit margin was 11.8% in fiscal 2003, 11.9% in fiscal 2002 and 12.4% in fiscal 2001.

Retail Vehicle Gross Profit Margin. The gross profit margin for retail vehicle sales was 9.7% in fiscal 2003 and fiscal 2002 and 10.2% in fiscal 2001. The retail vehicle gross profit margin dollars per retail unit sold were $1,570 in fiscal 2003, $1,580 in fiscal 2002 and $1,590 in fiscal 2001.

Used Vehicle Gross Profit Margin. Used vehicle gross margins were 10.8% in fiscal 2003, 10.9% in fiscal 2002 and 11.4% in fiscal 2001. The used vehicle gross profit margin dollars per used unit sold were $1,650 in fiscal 2003 and $1,660 in fiscal 2002 and 2001. In fiscal 2002, although CarMax achieved its specific used vehicle gross profit dollar targets per vehicle, increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles generated the decline in gross profit as a percentage of sales. Used vehicle gross profit dollars are similar across makes and models. Consequently, the gross profit on a higher-priced used vehicle is a lower percentage of the retail selling price than on a more modestly priced vehicle.

New Vehicle Gross Profit Margin. New vehicle gross margins were 4.0% in fiscal 2003, 4.5% in fiscal 2002 and 5.1% in fiscal 2001. The new vehicle gross profit margin dollars per new unit sold were $930 in fiscal 2003, $1,050 in fiscal 2002 and $1,160 in fiscal 2001. In fiscal 2003, the new car margin decline reflected increased competition, which required more aggressive pricing in order to drive unit sales volume. In fiscal 2002, the new vehicle gross margin decrease was attributable to increases in average retail prices along with a more competitive marketplace.

Wholesale Vehicle Gross Profit Margin. The wholesale gross profit margin is intended to cover the expenses of operating the auctions and their related costs. The gross profit margin for wholesale vehicle sales was 5.5% in fiscal 2003, 5.6% in fiscal 2002 and 6.5% in fiscal 2001. The wholesale vehicle gross profit margin dollars per wholesale unit sold were $190 in fiscal 2003, $200 in fiscal 2002 and $220 in fiscal 2001. The decrease in gross profit margin in fiscal 2002 from fiscal 2001 reflected the negative impact of the rapid decline in the wholesale market after September 11, 2001.

Other Gross Profit Margin. Gross profit margin for other sales and revenues was 66.5% in fiscal 2003, 68.3% in fiscal 2002 and 68.0% in 2001. The decrease in other gross profit margin in fiscal 2003 was due to increased costs and relatively flat sales for the service department in the second half of the fiscal year, reflecting the initial effect of the rollout of our new electronic repair order system to all of our stores. In months when rollouts occur, store service sales and costs are impacted. The electronic repair order system enhances our reconditioning efficiency and is expected to enhance the service department and improve customer service.

CarMax Auto Finance Income

CarMax Auto Finance is the company’s finance operation. CAF’s lending business is limited to providing prime auto loans for CarMax’s used and new car sales. Because the purchase of an automobile traditionally is reliant on the consumer’s ability to obtain on-the-spot financing, it is important to our business that such financing be available to credit-worthy customers. While this financing can also be obtained from third-party sources, we are concerned that total reliance on third parties can create an unacceptable volatility and business risk. Furthermore, we believe that our processes and systems, the transparency of our pricing and vehicle quality provide a unique and ideal environment in which to procure high-quality auto loan receivables, both for CAF and for third-party lenders. CAF provides CarMax with the opportunity to capture additional profits and cash flows from auto loan receivables while managing our reliance on third-party finance sources.

CAF income does not include any allocation of indirect costs or income. We present this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are retail store expenses, retail financing commissions and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll.

CAF originates automobile loans to CarMax consumers at competitive market rates of interest. The majority of the profit contribution from CAF is generated by the spread between the interest rate charged to the consumer and the cost of funds. Substantially all of the loans originated each month are sold in a monthly securitization transaction as described in Note 12 to the company’s consolidated financial statements. A gain results from recording a receivable equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income increased 24% in fiscal 2003 to $82.4 million. In fiscal 2002, CAF income increased 56% to $66.5 million from $42.7 million in fiscal 2001. The increase in fiscal 2003 was a result of an $11.8 million increase in the gains on sales of loans and an increase in other income related to our managed portfolio. The gains on sales of loans increase resulted from an increase in loans sold driven by a higher sales volume and higher CAF penetration, partially offset by a marginal decline in yield spreads. The increase in fiscal 2002 was primarily the result of a $21.0 million increase in gains on sales of loans and an increase in other income related to our managed portfolio. The gains on sales of loans increase resulted from an increase in loans sold driven by higher sales combined with an increase in yield spreads driven by the favorable interest rate environment. The increase in other income and total direct expenses was proportionate to the increase in the managed receivables for fiscal years 2003 and 2002.

CarMax Auto Finance Income

	2003	%	2002	%	2001	%
	(Amounts in millions)
Gains on sales of loans(1)	$68.2	5.8	$56.4	6.0	$35.4	4.3

Other income(2):
Servicing fee income	17.3	1.0	14.0	1.0	10.8	1.0
Interest income	11.5	0.7	7.7	0.6	5.2	0.5

Total other income	28.8	1.7	21.7	1.6	16.0	1.5

Direct expenses(2):
CAF payroll and fringes expense	7.0	0.4	5.7	0.4	4.2	0.4
Other direct CAF expenses	7.6	0.4	5.9	0.4	4.5	0.4

Total direct expenses	14.6	0.9	11.6	0.8	8.7	0.8

Total income(3)	$82.4	2.1	$66.5	1.9	$42.7	1.5

Loans sold	$1,185.9		$938.5		$818.7
Average managed receivables	$1,701.0		$1,393.7		$1,088.9
Net sales and operating revenues	$3,969.9		$3,533.8		$2,758.5
Ending managed receivables balance	$1,878.7		$1,503.3		$1,227.0

Percent columns indicate:

(1)	Percent of loans sold
(2)	Annualized percent of average managed receivables
(3)	Percent of net sales and operating revenues

The company is at risk for the performance of the securitized receivables managed to the extent that it maintains a retained interest in the receivables. Supplemental information on our portfolio of managed receivables is shown in the following tables:

	As of February 28
	2003	2002	2001
	(Amounts in millions)
Loans securitized	$1,859.1	$1,489.4	$1,215.4
Loans held for sale or investment	19.6	13.9	11.6

Ending managed receivables	$1,878.7	$1,503.3	$1,227.0

Accounts 31+ days past due	$27.6	$22.3	$18.1
Past due accounts as a percentage of ending managed receivables	1.5%	1.5%	1.5%

	Years Ended February 28
	2003	2002	2001
	(Amounts in millions)
Average managed receivables	$1,701.0	$1,393.7	$1,088.9
Credit losses on managed receivables	$17.5	$12.9	$7.2
Annualized losses as a percentage of average managed receivables	1.0%	0.9%	0.7%

The increase in annualized losses as a percent of average managed receivables for fiscal 2003 compared with fiscal 2002 was primarily due to depressed wholesale vehicle values which lead to lower recovery rates on repossessed vehicles. The increase in fiscal 2002 annualized losses as a percent of average managed receivables from fiscal 2001 was due to a moderation in the growth of our portfolio combined with general economic factors causing lower recovery rates on repossessed vehicles. The recovery rate was 43% in fiscal 2003, 45% in fiscal 2002 and 48% in fiscal 2001. The recovery rate represents the average percentage of the outstanding principal balance CarMax receives when a vehicle is repossessed and liquidated.

If the managed receivables do not perform in accordance with the assumptions used in determining the fair value of the gain receivable, earnings could be impacted. Despite the current weak economic environment, the managed receivables continue to perform in line with our expectations. In the fourth quarter, we adjusted both loss and prepayment assumptions for certain pools of receivables. The changes were substantially offsetting resulting in no material impact on earnings or the fair value of retained interests. Detail concerning the assumptions used to value the retained interests and the valuation’s sensitivity to adverse changes in the performance of the managed receivables are included in Note 12 to the company’s consolidated financial statements.

Selling, General and Administrative Expenses

The selling, general and administrative expense ratio was 9.9% of sales in fiscal 2003, 9.5% in fiscal 2002 and 10.8% in fiscal 2001. Excluding separation costs of $7.8 million in fiscal 2003 and $0.4 million in fiscal 2002, the selling, general and administrative expense ratios would have been 9.7% and 9.5%, respectively. The increase in the expense ratio in fiscal 2003 was caused primarily by both geographic growth and the incremental increase in expenses caused by diseconomies of scale resulting from the separation from Circuit City Stores. Growth related costs include increasing the size of the management bench for store expansion and preopening expenses for stores opening during fiscal 2004 and the first quarter of fiscal 2005. Other growth related costs such as training, recruiting and employee relocation for new stores also moderate expense leverage. We experienced approximately $9 million of expenses caused by the diseconomies of scale associated with being a stand-alone company during the last five months of fiscal 2003. Approximately half of the incremental expenses relate to employee medical benefits and workers’ compensation, including benefits administration. Other larger incremental expenses relate to insurance, such as directors’ and officers’ liability; necessary incremental staff, such as legal and treasury; and expenses related to independent company activity, such as the New York Stock Exchange listing, Securities and Exchange Commission filings and the cost of a board of directors. The increase in the expense ratio during fiscal 2003 was offset in part by comparable store sales growth, improved operational effectiveness and expense management.

The improvement in the fiscal 2002 expense ratio reflects significant expense leverage generated by strong comparable store sales growth and continued expense management, particularly of non-store expenses, the benefit of which more than offset higher second half expenses related to renewed geographic expansion.

Interest Expense

Interest expense was 0.1% of total sales in fiscal years 2003 and 2002 and 0.4% in fiscal 2001. Interest expense is primarily incurred on debt used to fund new store growth and working capital, including inventory. The fiscal 2002 decline in the interest expense ratio reflects a reduction in debt levels and lower interest rates. Refer to the “Financing Activities” section for further information on changes in debt.

Earnings before Income Taxes

Earnings before income taxes were $156.7 million in fiscal 2003, compared with $146.5 million in fiscal 2002 and $73.5 million in fiscal 2001. Excluding the non-tax-deductible, separation expenses of $7.8 million in fiscal 2003 and $0.4 million in fiscal 2002, earnings before income taxes would have been $164.5 million in fiscal 2003 and $146.9 million in fiscal 2002. Excluding the write-off of goodwill of $8.7 million in fiscal 2001, earnings before income taxes would have been $82.2 million.

Income Taxes

Based on the non-deductibility of the separation expenses, the effective income tax rate increased to 39.5% in fiscal 2003 from 38.0% in fiscal 2002 and 2001.

Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Amounts in thousands except per share data)
Net sales and operating revenues	$1,005,803	$882,825	$1,080,682	$943,122	$936,819	$852,670	$946,640	$855,142	$3,969,944	$3,533,759
Gross profit	$122,142	$107,785	$128,812	$112,738	$106,940	$94,889	$110,345	$103,981	$468,239	$419,393
CarMax Auto Finance income	$19,838	$15,685	$22,110	$18,555	$19,220	$18,027	$21,231	$14,206	$82,399	$66,473

Selling, general and administrative expenses	$93,037	$78,060	$97,997	$85,029	$101,810	$83,117	$99,573	$88,258	$392,417	$334,464
Separation costs	$1,871	$—	$1,265	$—	$4,479	$—	$153	$426	$7,768	$426
Selling, general and administrative expenses excluding separation costs	$91,166	$78,060	$96,732	$85,029	$97,331	$83,117	$99,420	$87,832	$384,649	$334,038
Net earnings	$29,238	$26,572	$31,714	$27,391	$14,717	$18,443	$19,133	$18,396	$94,802	$90,802
Net earnings excluding separation costs	$31,109	$26,572	$32,979	$27,391	$19,196	$18,443	$19,286	$18,822	$102,570	$91,228
Net earnings per share:
Basic	$0.28	$0.26	$0.31	$0.27	$0.14	$0.18	$0.19	$0.18	$0.92	$0.89
Diluted	$0.28	$0.26	$0.30	$0.26	$0.14	$0.18	$0.18	$0.18	$0.91	$0.87
Net earnings per share excluding separation costs:
Basic	$0.30	$0.26	$0.32	$0.27	$0.19	$0.18	$0.19	$0.18	$1.00	$0.89
Diluted	$0.30	$0.26	$0.32	$0.26	$0.18	$0.18	$0.18	$0.18	$0.98	$0.88

Net Earnings

Net earnings were $94.8 million in fiscal 2003, $90.8 million in fiscal 2002 and $45.6 million in fiscal 2001. Excluding the non-tax-deductible, separation expenses of $7.8 million in fiscal 2003 and $0.4 million in fiscal 2002, earnings would have been $102.6 million in fiscal 2003 and $91.2 million in fiscal 2002. Excluding the tax-affected write-down of goodwill of $5.4 million in fiscal 2001, net earnings would have been $51.0 million.

OPERATIONS OUTLOOK

CarMax continues to demonstrate that its consumer offer and business model can produce strong sales and earnings growth. At the beginning of fiscal 2002, CarMax announced that it would resume geographic growth. This expansion is proceeding as planned with a total of five stores opened during fiscal 2003. In addition to one standard-sized superstore originally planned in fiscal 2003 but opened in March of fiscal 2004, we plan to open approximately four standard-sized used car superstores and three prototype satellite superstores in fiscal 2004. We may also open an eighth store in the fourth quarter. In April of fiscal 2004, we sold the Jeep franchise in Kenosha, Wis. Also in fiscal 2004, we plan to sell our five Mitsubishi new car franchises. The sale of the Mitsubishi franchises, which are integrated with used car superstores, will create more space for used car sales expansion, which is more profitable for us. In addition, in Los Angeles we intend to integrate our two remaining stand-alone franchises with a used car superstore during the second half of fiscal 2004.

Comparable store used unit sales growth is a primary driver of CarMax’s profitability. We believe that our used unit comparable sales growth will be in the range of 5% to 9% in fiscal 2004 and net earnings in the range of $105 million to $116 million. This forecast assumes the continuation of the reduced approval rates from our non-prime loan providers experienced in the fourth quarter of fiscal 2003. The expense leverage that we would normally expect from the comparable store used unit growth is estimated to be more than offset by the full year of incremental costs associated with being a stand-alone company and some additional costs related to our geographic growth. We estimate the full-year effect of being a stand-alone company to be approximately $20 to $22 million, with a majority of the $11 million to $13 million incremental portion of this increase during the first seven months of fiscal 2004.

We also anticipate a reduction in yield spreads from CAF when interest rates rise above the historical lows experienced over the last two years. In the event that interest rates remain low, we would anticipate a more moderate reduction in yield spreads in order to maintain our competitive consumer offer. As the spread between the cost of funds and the retail interest rate paid by consumers ultimately returns to more normal levels, CAF’s contribution as a percent of sales is expected to decrease.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for fiscal years beginning after June 15, 2002. The company does not expect the application of the provisions of SFAS No. 143 to have an impact on its financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. It is effective for financial statements for fiscal years ending after December 15, 2002. The company has revised its disclosures to meet the requirements under this standard.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN No. 45 also clarifies disclosure requirements to be made by a guarantor of certain guarantees. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of FIN No. 45 as of February 28, 2003. The company does not expect the adoption of FIN No. 45 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The company is currently analyzing the existing guidance and reviewing any developments with regard to the proposed FASB Staff Positions issued on the implementation of FIN No. 46 which are currently subject to public comment. Therefore, the company cannot determine whether there will be an impact on its financial position, results of operations, or cash flows at this time.

In January 2003, the FASB issued EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. ” This EITF addresses the accounting by a vendor for consideration (vendor allowances) given to a customer, including a reseller of the vendor’s products, and the accounting by a reseller for cash consideration received from a vendor. It is effective for certain arrangements entered into after November 21, 2002, and for all new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The company adopted the provisions of the EITF in the fourth quarter of fiscal 2003 and, as the company’s policies were already consistent with those of EITF 02-16, the adoption of this standard did not have a material impact on the company’s financial position, results of operations or cash flows.

FINANCIAL CONDITION

Cash Provided by Operating Activities

The company generated net cash from operating activities of $72.0 million in fiscal 2003, $42.6 million in fiscal 2002 and $18.0 million in fiscal 2001. The fiscal 2003 improvement primarily resulted from an increase in net earnings and an increase in accounts payable and accrued expenses associated with the separation from Circuit City Stores. In previous years, certain liabilities such as the workers’ compensation liability were recorded through the debt from our former parent as a financing activity. The fiscal 2002 improvement primarily resulted from an increase in net earnings, partly offset by an increase in accounts receivable. The accounts receivable increase resulted from increased sales generating increased automobile loans, as well as increased yield spreads from the finance operation.

Investing Activities

Net cash used in investing activities was $80.4 million in fiscal 2003. Net cash provided by investing activities was $57.5 million in fiscal 2002 and $3.3 million in fiscal 2001. Capital expenditures were $122.0 million in fiscal 2003, $41.4 million in fiscal 2002 and $10.8 million in fiscal 2001. A majority of the capital expenditures for fiscal 2003 and fiscal 2002 were a result of our geographic expansion.

Capital expenditures have been funded primarily through sale-leaseback transactions, short- and long-term debt and internally generated funds. Net proceeds from sales of property and equipment, including sale-leasebacks totaled $41.6 million in fiscal 2003, $99.0 million in fiscal 2002 and $15.5 million in fiscal 2001. In September 2002, CarMax entered into a sale-leaseback transaction covering three superstore properties valued at approximately $37.6 million. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstores valued at approximately $102.4 million. These transactions were structured at competitive rates with initial lease terms of 15 years and two 10-year renewal options.

In fiscal 2004, we anticipate capital expenditures of approximately $200 million. Planned expenditures primarily relate to new store construction, including furniture, fixtures and equipment; land purchases; and leasehold improvements to existing properties. In addition to one standard-sized superstore originally planned in fiscal 2003 but opened in March of fiscal 2004, we expect to open seven or eight more superstores during fiscal 2004, approximately three of which will be prototype satellite superstores. We also plan in Los Angeles to co-locate our two remaining stand-alone franchises with a used car superstore.

Financing Activities

Net cash provided by financing activities was $39.8 million in fiscal 2003, compared with net cash used of $105.7 million in fiscal 2002 and $22.5 million in fiscal 2001. In May 2002, CarMax entered into a $200 million credit agreement secured by vehicle inventory. During the fourth quarter of fiscal year 2003, the credit agreement was increased from $200 million to $300 million. The credit agreement includes a $200 million revolving loan commitment and a $100 million term loan. Short-term debt is primarily funded through the revolving credit facility. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. The credit agreement is scheduled to terminate on May 17, 2004. The termination date of the agreement will be automatically extended one year each May 17 unless CarMax or either lender elects, prior to the extension date, not to extend the agreement. As of February 28, 2003, the amount outstanding under this credit agreement was $156.1 million. Under this agreement, CarMax must meet financial covenants relating to minimum current ratio, maximum total liabilities to tangible net worth ratio and minimum fixed charge coverage ratio. CarMax was in compliance with all such covenants at February 28, 2003.

CarMax used a portion of the proceeds from the term loan for the repayment of debt to and the payment of a one-time special dividend to Circuit City Stores of $28.4 million, as well as the payment of separation expenses, and for general corporate purposes. Refer to “Contractual Obligations” for further discussion of the special dividend payment.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which was paid in August 2002, was included in short-term debt as of February 28, 2002. Prior to separation, the company repaid $77.8 million of long-term debt from Circuit City Stores. This debt was included in current installments of long-term debt. In November 1998, the company entered into a four-year, $5.0 million unsecured promissory note. The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt. The note was repaid in January 2003 using existing working capital.

The aggregate principal amount of automobile loan receivables funded through securitizations discussed in Notes 11 and 12 to the company’s consolidated financial statements totaled $1.86 billion at February 28, 2003, and $1.49 billion at February 28, 2002. During fiscal 2003, the company completed two public securitizations for $512.6 million and $500 million. At February 28, 2003, the unused capacity of the warehouse facility was $276 million. Note 2(C) to the company’s consolidated financial statements includes a discussion regarding the warehouse facility. The warehouse facility program matures in June 2003. The company anticipates that it will be able to expand or enter into new securitization arrangements to meet the future needs of the automobile loan finance operation.

The company expects that proceeds from the credit agreement secured by vehicle inventory, sale-leaseback transactions, new securitization arrangements and cash generated by operations will be sufficient to fund capital expenditures and working capital requirements for the foreseeable future.

Off-Balance Sheet Arrangements

CarMax Auto Finance is the company’s finance operation. CAF’s lending business is limited to providing prime auto loans for CarMax’s used and new car sales. The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, qualified special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

        The company periodically uses public securitizations to refinance the receivables previously securitized through the warehouse facility to free up capacity in the warehouse facility. In a public securitization, a pool of automobile loan receivables are sold to a bankruptcy-remote, qualified special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

Additional information regarding the nature, business purpose and importance of our off-balance sheet arrangement to our liquidity and capital resources can be found in the CarMax Auto Finance Income, Financial Condition, and Market Risk sections of this Management’s Discussion and Analysis, as well as in Notes 11 and 12 to the company’s consolidated financial statements.

CONTRACTUAL OBLIGATIONS

	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
	(Amounts in millions)
Contractual obligations:
Long-term debt	$100.0	$—	$100.0	$—	$—
Operating leases	745.8	48.2	95.7	92.3	509.6
Lines of credit	56.1	56.1	—	—	—

Total	$901.9	$104.3	$195.7	$92.3	$509.6

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores and not CarMax had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to Circuit City Stores as a large retailer. Circuit City Stores has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores remains contingently liable under the leases. In recognition of this ongoing contingent liability, CarMax made a one-time special dividend payment of $28.4 million to Circuit City Stores on October 1, 2002, the separation date.

CAPITAL STRUCTURE

During fiscal 2003, stockholders’ equity increased 14% to $554.6 million from $485.5 million in fiscal 2002. Capitalization for the past three years is illustrated in the “Capitalization” table below. The return on equity was 18.2% in fiscal 2003, compared with 20.7% in fiscal 2002. Excluding separation costs of $7.8 million in fiscal 2003 and $0.4 million in fiscal 2002, the return on equity in fiscal 2003 was 19.7% and 20.8% in fiscal 2002.

Capitalization

Fiscal	2003		2002		2001
	(Dollar amounts in millions)
Long-term debt, excluding current installments	$100.0	15%	$—	0%	$83.1	17%
Other long-term liabilities	14.9	2	11.4	2	10.5	2
Total stockholders’ equity	554.6	83	485.5	98	391.5	81

Total capitalization	$669.5	100%	$496.8	100%	$485.1	100%

MARKET RISK

Automobile Installment Loan Receivables

At February 28, 2003, and February 28, 2002, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating-rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital. Generally, changes in interest rates associated with underlying swaps will not have a material impact on earnings. However, changes in interest rates associated with underlying swaps may have a material impact on cash and cash flows.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 13 to the company’s consolidated financial statements for a description of these items.

The total principal amount of ending managed receivables as of February 28, 2003, and February 28, 2002, was as follows:

	2003	2002
	(Amounts in millions)
Fixed-rate securitizations	$1,385.1	$1,075.4
Floating-rate securitizations synthetically altered to fixed	473.2	413.3
Floating-rate securitizations	0.8	0.7
Held for investment(1)	16.0	11.8
Held for sale(2)	3.6	2.1

Total	$1,878.7	$1,503.3

(1)	The majority is held by a bankruptcy-remote, qualified special purpose entity.
(2)	Held by a bankruptcy-remote, qualified special purpose entity.

Interest Rate Exposure

The company also has interest rate risk from changing interest rates related to our outstanding debt. Substantially all of the debt is floating-rate debt based on LIBOR. A 100-basis point increase in market interest rates would not have had a material effect on our fiscal 2003 results of operations or cash flows.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a “safe harbor” when making forward-looking statements. This “safe harbor” encourages companies to provide prospective information about their companies without fear of litigation. The company wishes to take advantage of the “safe harbor” provisions of the Act. Company statements that are not historical facts, including statements about management’s expectations for fiscal 2004 and beyond, are forward-looking statements and involve various risks and uncertainties.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Investors are cautioned not to place undue reliance on any forward-looking statements, which are based on current expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

•	In the normal course of business, we are subject to changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and increase costs resulting in lower profitability for the company.

•	The company operates in a highly competitive industry and new entrants to the industry could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins.

•	Any significant changes in retail prices for used and new vehicles could result in lower sales and margins for the company.

•	A reduction in the availability or access to sources of inventory would adversely affect the company’s business.

•	Should excess inventory develop, the inability to liquidate excess inventory at prices that allow the company to meet its margin targets or to recover its costs would adversely affect the company’s profitability.

•	The ability to attract and retain an effective management team in a dynamic environment and the availability of a suitable work force is vital to the company’s ability to manage and support its service-driven operating strategies. The inability to attract such a workforce team or a significant increase in payroll market costs would adversely affect the company’s profitability.

•	Changes in the availability or cost of capital and working capital financing, including the availability of long-term financing to support development of the company and the availability of securitization financing, could adversely affect the company’s growth and operating strategies.

•	A decrease in the availability of appropriate real estate locations for expansion would limit the expansion of the company’s store base and the company’s future operating results.

•	The imposition of new restrictions or regulations regarding the sale of products and/or services that the company sells, changes in tax or environmental rules and regulations applicable to the company or our competitors, or any failure to comply with such laws or any adverse change in such laws could increase costs and affect the company’s profitability.

•	We are subject to various litigation matters, which, if the outcomes in any significant matters are adverse, could negatively affect the company’s business.

COMMON STOCK

CarMax, Inc. common stock is traded on the New York Stock Exchange under the symbol “KMX.” Prior to the separation from Circuit City Stores on October 1, 2002, the Circuit City Stores, Inc.-CarMax Group Common Stock was traded on the New York Stock Exchange under the same symbol. No dividend data is shown since the company pays no dividends at this time.

	Market Price of Common Stock
Fiscal	2003		2002
Quarter	HIGH	LOW	HIGH	LOW
1st	$34.00	$24.75	$15.49	$4.70
2nd	$26.75	$13.00	$20.50	$11.50
3rd	$21.45	$12.90	$21.00	$9.20
4th	$20.47	$12.94	$29.02	$19.35

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 28
	2003	%(1)	2002	%(1)	2001	%(1)
	(Amounts in thousands except per share data)
SALES AND OPERATING REVENUES:

Used vehicle sales	$2,912,082	73.4	$2,497,150	70.7	$1,928,391	69.9
New vehicle sales	519,835	13.1	559,943	15.8	456,909	16.6
Wholesale vehicle sales	366,589	9.2	325,552	9.2	253,487	9.2
Other sales and revenues	171,438	4.3	151,114	4.3	119,725	4.3

NET SALES AND OPERATING REVENUES	3,969,944	100.0	3,533,759	100.0	2,758,512	100.0

Cost of sales	3,501,705	88.2	3,114,366	88.1	2,417,291	87.6

GROSS PROFIT	468,239	11.8	419,393	11.9	341,221	12.4

CARMAX AUTO FINANCE INCOME (NOTES 11 and 12)	82,399	2.1	66,473	1.9	42,738	1.5

Selling, general and administrative expenses (NOTE 10)	392,417	9.9	334,464	9.5	298,782	10.8
Interest expense (NOTE 4)	2,261	0.1	4,958	0.1	12,110	0.4
Interest income	737	—	12	—	415	—

Earnings before income taxes	156,697	3.9	146,456	4.1	73,482	2.7
Provision for income taxes (NOTE 5)	61,895	1.6	55,654	1.6	27,918	1.0

NET EARNINGS	$94,802	2.4	$90,802	2.6	$45,564	1.7

Weighted average common shares (NOTE 7):

Basic	102,983		102,039		100,994
Diluted	104,570		104,022		102,420

NET EARNINGS PER SHARE (NOTE 7):

Basic	$0.92		$0.89		$0.45
Diluted	$0.91		$0.87		$0.44

(1)	Percents of net sales and operating revenues may not total due to rounding.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	At February 28
	2003	2002
	(Amounts in thousands except share data)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents (NOTE 2)	$34,615	$3,286
Accounts receivable, net	56,449	50,441
Automobile loan receivables held for sale (NOTE 12)	3,579	2,144
Retained interests in securitized receivables (NOTE 12)	135,016	120,683
Inventory	466,450	399,084
Prepaid expenses and other current assets	12,636	2,065

TOTAL CURRENT ASSETS	708,745	577,703

Property and equipment, net (NOTE 3)	187,158	120,976
Other assets	21,714	21,543

TOTAL ASSETS	$917,617	$720,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Accounts payable	$117,587	$87,160
Accrued expenses and other current liabilities	44,682	25,775
Deferred income taxes (NOTE 5)	29,783	22,009
Short-term debt (NOTE 4)	56,051	9,840
Current installments of long-term debt (NOTE 4)	—	78,608

TOTAL CURRENT LIABILITIES	248,103	223,392

Long-term debt, excluding current installments (NOTE 4)	100,000	—
Deferred revenue and other liabilities	10,904	8,416
Deferred income taxes (NOTE 5)	4,041	2,935

TOTAL LIABILITIES	363,048	234,743

STOCKHOLDERS’ EQUITY (NOTES 1 AND 6):

Common stock, $0.50 par value; 350,000,000 shares authorized; 103,083,047 shares issued and outstanding at February 28, 2003	51,542	—
Capital in excess of par value	472,745	—
Retained earnings	30,282	—
Parent’s equity	—	485,479

TOTAL STOCKHOLDERS’ EQUITY	554,569	485,479

Commitments and contingent liabilities (NOTES 1, 4, 8, 9 AND 14)	—	—

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$917,617	$720,222

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28
	2003	2002	2001
	(Amounts in thousands)
OPERATING ACTIVITIES:

Net earnings	$94,802	$90,802	$45,564
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	14,873	16,340	18,116
Amortization of restricted stock awards	77	100	154
Write-down of goodwill	—	—	8,677
Loss on disposition of property and equipment	30	—	415
Provision for deferred income taxes	8,880	3,162	8,758
Changes in operating assets and liabilities, net of effects from business acquisitions:
(Increase) decrease in accounts receivable, net	(6,008)	7,232	(11,845)
(Increase) decrease in automobile loan receivables held for sale	(1,435)	704	19,061
Increase in retained interests in securitized receivables	(14,333)	(46,542)	(12,625)
Increase in inventory	(67,366)	(51,947)	(62,745)
(Increase) decrease in prepaid expenses and other current assets	(10,571)	241	538
(Increase) decrease in other assets	(845)	1,639	424
Increase in accounts payable, accrued expenses and other current liabilities	51,375	19,330	3,881
Increase (decrease) in deferred revenue and other liabilities	2,488	1,580	(413)

NET CASH PROVIDED BY OPERATING ACTIVITIES	71,967	42,641	17,960

INVESTING ACTIVITIES:

Cash used in business acquisitions	—	—	(1,325)
Purchases of property and equipment	(122,032)	(41,417)	(10,834)
Proceeds from sales of property and equipment	41,621	98,965	15,506

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(80,411)	57,548	3,347

FINANCING ACTIVITIES:

Increase (decrease) in short-term debt, net	46,211	8,853	(565)
Issuance of long-term debt	100,000	—	—
Payments on long-term debt	(78,608)	(112,600)	(21,658)
Equity issuances, net	570	(1,958)	(263)
Dividends paid	(28,400)	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	39,773	(105,705)	(22,486)

Increase (decrease) in cash and cash equivalents	31,329	(5,516)	(1,179)
Cash and cash equivalents at beginning of year	3,286	8,802	9,981

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,615	$3,286	$8,802

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest	$3,862	$5,336	$11,885
Income taxes	$49,215	$42,332	$17,551

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Parent’s Equity	Total
	(Amounts in thousands)
BALANCE AT MARCH 1, 2000	—	$—	$—	$—	$344,989	$344,989
Net earnings	—	—	—	—	45,564	45,564
Equity issuances, net	—	—	—	—	950	950

BALANCE AT FEBRUARY 28, 2001	—	—	—	—	391,503	391,503
Net earnings	—	—	—	—	90,802	90,802
Equity issuances, net	—	—	—	—	3,174	3,174

BALANCE AT FEBRUARY 28, 2002	—	—	—	—	485,479	485,479
Net earnings	—	—	—	30,282	64,520	94,802
Equity issuances, net	—	—	—	—	2,589	2,589
Special dividend	—	—	—	—	(28,400)	(28,400)
Recapitalization due to separation	103,014	51,507	472,681	—	(524,188)	—
Exercise of common stock options	39	20	177	—	—	197
Shares purchased for employee stock purchase plan	—	—	(213)	—	—	(213)
Shares issued under stock incentive plans	30	15	408	—	—	423
Tax benefit from stock issued	—	—	12	—	—	12
Unearned compensation–restricted stock	—	—	(320)	—	—	(320)

BALANCE AT FEBRUARY 28, 2003	103,083	$51,542	$472,745	$30,282	$—	$554,569

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND AND BASIS OF PRESENTATION

CarMax, Inc. and its wholly owned subsidiaries (“CarMax,” “CarMax, Inc.” and “the company”) is the leading specialty retailer of used cars and light trucks in the United States. Circuit City Stores, Inc. (“Circuit City Stores” or “former parent”) established the CarMax used vehicle business in 1993 to revolutionize the highly fragmented used vehicle retail market. CarMax was the first used vehicle retailer to offer a large selection of quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility. CarMax also sells new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax provides its customers with a full range of related services, including the financing of vehicle purchases through its own finance operation, CarMax Auto Finance (“CAF”), and third-party lenders, the sale of extended warranties and vehicle repair service.

On September 10, 2002, Circuit City Stores shareholders, which included Circuit City Stores, Inc.-Circuit City Group Common Stock shareholders and Circuit City Stores, Inc.-CarMax Group Common Stock shareholders, approved the separation of the CarMax business from Circuit City Stores, and the Circuit City Stores board of directors authorized the redemption of the CarMax Group Common Stock and the distribution of CarMax, Inc. common stock to effect the separation. The separation was effective October 1, 2002. Each outstanding share of CarMax Group Common Stock was redeemed in exchange for one share of new CarMax, Inc. common stock. In addition, each holder of Circuit City Group Common Stock received, as a tax-free distribution, a 0.313879 share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock owned as of September 16, 2002, the record date of the distribution. As a result of the separation, all of the businesses, assets and liabilities of the CarMax Group are now held in CarMax, Inc., an independent, separately traded public company. These consolidated financial statements are presented as if CarMax existed as an entity separate from the other businesses of Circuit City Stores during the periods presented.

Circuit City Stores contributed to CarMax all of the subsidiaries and net assets and liabilities that constituted the CarMax Group. CarMax includes the same businesses, assets and liabilities whose financial performance was intended to be reflected by the CarMax Group Common Stock. CarMax’s assets and liabilities are accounted for at the historical values carried by Circuit City Stores prior to the separation.

In conjunction with the separation, all outstanding CarMax Group stock options and restricted stock were replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise prices and restrictions as the CarMax Group stock options and restricted stock they replaced.

The current relationship between Circuit City Stores and CarMax is governed by a transition services agreement, under which Circuit City Stores provides CarMax certain services including human resources, payroll, benefits administration, tax services, computer center support and telecommunications services. These services have terms ranging from six to 24 months, with varying renewal options. A tax allocation agreement, which generally provides that pre-separation taxes attributable to the business of each party will be borne solely by that party, was also executed upon separation.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation

The consolidated financial statements include the accounts of CarMax and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) Cash and Cash Equivalents

Cash equivalents of $29.6 million at February 28, 2003, consist of highly liquid debt securities with original maturities of three months or less. Included in cash equivalents at February 28, 2003, is a restricted cash deposit of $11.5 million associated with certain insurance deductibles. There were no cash equivalents at February 28, 2002.

(C) Securitizations

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, qualified special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

The company periodically uses public securitizations to refinance the receivables previously securitized through the warehouse facility to free up capacity in the warehouse facility. In a public securitization, a pool of automobile loan receivables are sold to a bankruptcy-remote, qualified special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

The transfers of receivables are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The company retains various interests in the automobile loan receivables that it securitizes. The retained interests, presented on the company’s consolidated balance sheets, include the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts and an undivided ownership interest in the receivables securitized through the warehouse facility. Retained interests are carried at fair value and changes in fair value are included in earnings. See Notes 11 and 12 for additional discussion on securitizations.

(D) Fair Value of Financial Instruments

The carrying value of the company’s cash and cash equivalents, receivables including automobile loan receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. The company’s retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E) Trade Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, include certain amounts due from finance companies and customers, as well as from manufacturers for incentives and warranty reimbursements, and for other miscellaneous receivables. The estimate for doubtful accounts is based on historical experience and trends.

(F) Inventory

Inventory is comprised primarily of vehicles held for sale or for reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory. Certain manufacturer incentives and rebates for new car inventory, including holdbacks, are recognized as a reduction to new car inventory when CarMax purchases the vehicles. Volume-based incentives are recognized as a reduction to new car inventory cost when achievement of volume thresholds are determined to be probable.

(G) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful lives.

(H) Computer Software Costs

External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of five years.

(I) Goodwill and Intangible Assets

Effective March 1, 2002, the company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes accounting and reporting standards for intangible assets and goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but rather tested for impairment at least annually. The company performed the required transition impairment tests of goodwill and other intangible assets as of March 1, 2002, and determined that no impairment existed. Additionally, as of February 28, 2003, no impairment of goodwill or intangible assets resulted from the annual impairment test. Prior to March 1, 2002, goodwill was amortized on a straight-line basis over 15 years. The carrying amount of goodwill was $19.7 million as of February 28, 2003, and $20.1 million as of February 28, 2002.

(J) Defined Benefit Plan and Insurance Liabilities

Defined benefit retirement plan obligations and insurance liabilities are included in accrued expenses and other current liabilities on the company’s consolidated balance sheets. The defined benefit retirement plan obligations are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions in measuring the plan obligations include the discount rate, the rate of salary increases and the estimated future return on plan assets. Insurance liability estimates for workers’ compensation, general liability and employee-related health care benefits are determined by considering historical claims experience, demographic factors and other actuarial assumptions.

(K) Impairment or Disposal of Long-Lived Assets

The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

(L) Store Opening Expenses

Costs relating to store openings, including preopening costs, are expensed as incurred.

(M) Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(N) Revenue Recognition

The company recognizes revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. As part of its customer service strategy, the company guarantees the vehicles it sells with a five-day or 250-mile money-back guarantee. If a customer returns the vehicle purchased within the limits of the guarantee, the company will refund the customer’s money. A reserve for returns is recorded based on historical experience and trends.

The company sells extended warranties on behalf of unrelated third parties. These warranties have terms of coverage from 12 to 72 months. Because these third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties. The estimates for returns are based on historical experience and trends.

(O) Advertising Expenses

All advertising costs are expensed as incurred.

(P) Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share is computed by dividing net earnings by the sum of the weighted average number of shares of common stock outstanding and dilutive potential common stock.

(Q) Stock-Based Compensation

The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant and amortized over the period of service only if the current market value of the underlying stock exceeded the exercise price. No stock-based employee compensation cost is reflected in net earnings, as options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123.” The company adopted the disclosure provisions of SFAS 148 in the fourth quarter of fiscal 2003. The following table illustrates the effect on net earnings per share as if the fair value method of accounting had been applied to all outstanding stock awards in each reported period as follows:

	Years Ended February 28
	2003	2002	2001
	(Amounts in thousands)
Net earnings, as reported	$94,802	$90,802	$45,564
Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	4,391	1,559	979

Pro forma net earnings	$90,411	$89,243	$44,585

Earnings per share:
Basic, as reported	$0.92	$0.89	$0.45
Basic, pro forma	$0.88	$0.87	$0.44

Diluted, as reported	$0.91	$0.87	$0.44
Diluted, pro forma	$0.86	$0.86	$0.44

The pro forma effect on fiscal year 2003 may not be representative of the pro forma effects on net earnings for future years.

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

Fiscal	2003	2002	2001
Expected dividend yield	—	—	—
Expected stock volatility	76%	79%	71%
Risk-free interest rates	4%	5%	7%
Expected lives (in years)	5	4	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $17 per share in fiscal 2003, $3 per share in fiscal 2002 and $1 per share in fiscal 2001.

(R) Derivative Financial Instruments

In connection with securitization activities through the warehouse facility, the company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The company recognizes the interest rate swaps as either assets or liabilities on the consolidated balance sheets at fair value with changes in fair value included in earnings.

(S) Risks and Uncertainties

CarMax retails used and new cars. The diversity of CarMax’s customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax’s limited overall size, management cannot assure that unanticipated events will not have a negative impact on the company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(T) Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales were reclassified and reported in net sales and operating revenues. Previously, wholesale sales were recorded as a reduction to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $325.6 million in fiscal 2002 and $253.5 in fiscal 2001. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales by $9.1 million in fiscal 2002 and $7.4 million in fiscal 2001. Third-party finance fees were reclassified and reported in net sales and operating revenues. Previously, third-party finance fees were recorded as a reduction to selling, general and administrative expenses. The reclassification of third-party finance fees increased sales and selling, general and administrative expenses by $15.7 million in fiscal 2002 and $11.5 million in fiscal 2001. Additionally, the company presents CarMax Auto Finance income separately in the consolidated statements of earnings. Previously, CarMax Auto Finance income was recorded as a reduction to selling, general and administrative expenses. The reclassification of CarMax Auto Finance income increased selling, general and administrative expenses by $66.5 million in fiscal 2002 and $42.7 million in fiscal 2001. These reclassifications had no impact on the company’s net earnings.

3 PROPERTY AND EQUIPMENT

Property and equipment, at cost, is summarized as follows:

	As of February 28
	2003	2002
	(Amounts in thousands)
Buildings (25 years)	$18,381	$—
Land	19,418	3,442
Land held for sale	3,354	8,762
Land held for development	8,021	8,021
Construction in progress	91,938	64,122
Furniture, fixtures and equipment (5 to 8 years)	86,129	69,435
Leasehold improvements (8 to 15 years)	21,029	17,281

	248,270	171,063
Less accumulated depreciation and amortization	61,112	50,087

Property and equipment, net	$187,158	$120,976

Land held for development represents land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

4 DEBT

Total debt is summarized as follows:

	As of February 28
	2003	2002
	(Amounts in thousands)
Term loan	$100,000	$—
Revolving loan	56,051	—
Debt from former parent, long-term	—	78,608
Debt from former parent, short-term	—	9,840

Total debt	156,051	88,448
Less current installments of long-term debt	—	78,608
Less short-term debt	56,051	9,840

Total long-term debt, excluding current installments	$100,000	$—

In May 2002, CarMax entered into a $200 million credit agreement secured by vehicle inventory. During the fourth quarter of fiscal year 2003, the credit agreement was increased from $200 million to $300 million. The credit agreement includes a $200 million revolving loan commitment and a $100 million term loan. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. The credit agreement is scheduled to terminate on May 17, 2004. The termination date of the agreement will be automatically extended one year each May 17 unless either CarMax or either lender elects, prior to the extension date, not to extend the agreement. As of February 28, 2003, the amount outstanding under this credit agreement was $156.1 million. Under this agreement, CarMax must meet financial covenants relating to minimum current ratio, maximum total liabilities to tangible net worth ratio and minimum fixed charge coverage ratio. CarMax was in compliance with all such covenants at February 28, 2003.

At February 28, 2002, CarMax’s share of certain former-parent, long-term debt totaled $77.8 million and was included in current installments of long-term debt. At February 28, 2002, the variable interest rate on this portion of debt was 2.25%. Additionally, CarMax’s portion of certain former-parent, short-term debt totaled $1.4 million at February 28, 2002, and was included in short-term debt. As part of the separation in fiscal 2003, CarMax’s portion of this debt was paid in full.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction, which was included in short-term debt at February 28, 2002. This note was repaid in August 2002 using existing working capital.

In November 1998, CarMax entered into a four-year, $5 million unsecured promissory note. A portion of the principal amount was due annually with interest payable periodically at 8.25%. The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt. The note was repaid in January 2003 using existing working capital.

The weighted average interest rate on the outstanding short-term debt was 3.2% during fiscal 2003, 4.4% during fiscal 2002 and 6.8% during fiscal 2001.

The company capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $956,000 in fiscal 2003 and $530,000 in fiscal 2002. No interest was capitalized in fiscal 2001.

5 INCOME TAXES

The components of the provision for income taxes on net earnings are as follows:

	Years Ended February 28
	2003	2002	2001
	(Amounts in thousands)
Current:
Federal	$47,600	$47,389	$16,986
State	5,415	5,103	2,174

	53,015	52,492	19,160

Deferred:
Federal	8,614	3,067	8,494
State	266	95	264

	8,880	3,162	8,758

Provision for income taxes	$61,895	$55,654	$27,918

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28
	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	3.0	3.0	3.0
Non-deductible separation costs	1.5	—	—

Effective income tax rate	39.5%	38.0%	38.0%

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities are as follows:

	As of February 28
	2003	2002
	(Amounts in thousands)
Deferred tax assets:
Accrued expenses	$7,220	$6,719
Other	120	187

Total gross deferred tax assets	7,340	6,906

Deferred tax liabilities:
Depreciation and amortization	5,748	3,615
Securitized receivables	29,138	22,593
Inventory	5,447	4,257
Prepaid expenses	831	1,385

Total gross deferred tax liabilities	41,164	31,850

Net deferred tax liability	$33,824	$24,944

Based on the company’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6 COMMON STOCK AND STOCK-BASED INCENTIVE PLANS

(A) Shareholder Rights Plan

In conjunction with the separation from Circuit City Stores, a shareholder rights plan was adopted. CarMax, Inc. shareholders received preferred stock purchase rights as a dividend at the rate of one right for each share of CarMax, Inc. common stock owned. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in CarMax by a person or group. When exercisable, each CarMax right would entitle the holder to buy one one-thousandth of a share of Cumulative Participating Preferred Stock, Series A, $20 par value, at an exercise price of $140 per share, subject to adjustment. A total of 120,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been authorized and designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of CarMax, Inc. common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with CarMax after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the CarMax, Inc. common stock valued at two times the exercise price. The company also has an additional 19,880,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(B) Restricted Stock

Prior to the separation, Circuit City Stores issued restricted shares of CarMax Group Common Stock to key employees of CarMax under the Circuit City Stores 1994 Stock Incentive Plan. As a result of the separation, restricted shares of CarMax Group Common Stock issued under the provisions of the Circuit City Stores stock incentive plan were exchanged for restricted shares of CarMax, Inc. common stock under the CarMax, Inc. 2002 Stock Incentive Plan. In addition, Circuit City Group restricted stock previously issued to CarMax Group employees were converted and replaced by restricted stock under the CarMax, Inc. stock incentive plans. Total restricted stock awards of 25,984 shares were exchanged in fiscal 2003. CarMax has issued restricted stock under the provisions of the plan whereby management and key employees of CarMax are granted restricted shares of CarMax, Inc. common stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three or four years from the date of grant.

The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction periods. The total charge to operations was $77,400 in fiscal 2003; $99,700 in fiscal 2002; and $153,500 in fiscal 2001. As of February 28, 2003, 27,275 restricted shares of CarMax, Inc. common stock were outstanding.

(C) Stock Incentive Plans

As a result of the separation, stock options issued to CarMax Group employees under the provisions of the Circuit City Stores stock incentive plan were replaced by stock options under the CarMax, Inc. stock incentive plans. In addition, Circuit City Group stock options previously issued to CarMax Group employees were converted and replaced by stock options under the CarMax, Inc. stock incentive plans. Under these plans, nonqualified stock options may be granted to management, key employees and outside directors of CarMax to purchase shares of CarMax, Inc. common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to eight years from the date of grant. CarMax has authorized 10,100,000 shares of CarMax, Inc. common stock to be issued as either options or restricted stock grants. Shares of CarMax, Inc. common stock available for issuance of options or restricted stock grants totaled 5,687,341 at February 28, 2003.

The company’s stock option activity is summarized in Table 1 below. Table 2 summarizes information about stock options outstanding as of February 28, 2003.

(D) Employee Stock Purchase Plan

The company has an employee stock purchase plan for all CarMax employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of CarMax, Inc. common stock. For each $1.00 contributed by employees under the plan, the company matches $0.15. Purchases are limited to 10% of an employee’s eligible compensation, up to a maximum of $7,500 per year. Prior to the separation, CarMax employees were authorized to purchase up to 2,000,000 shares of CarMax Group Common Stock under the plan for CarMax Group employees. Upon separation, the former Circuit City plan for CarMax Group employees was replaced by the 2002 CarMax, Inc. employee stock purchase plan, which authorized CarMax, Inc. employees to purchase up to 1,000,000 shares of CarMax, Inc. common stock. The source of the shares available for purchase by employees may, at the company’s option, be open market purchases or new issue.

TABLE 1

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(Shares in thousands)
Outstanding at beginning of year	3,631	$4.81	4,107	$3.16	3,324	$3.87
Granted	1,134	$26.22	1,659	$4.94	1,281	$1.70
Exercised	(285)	$5.06	(1,941)	$1.32	(56)	$0.22
Cancelled	(135)	$9.03	(194)	$5.95	(442)	$4.67

Outstanding at end of year	4,345	$10.25	3,631	$4.81	4,107	$3.16

Options exercisable at end of year	1,440	$6.08	821	$6.85	1,943	$2.94

TABLE 2

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(Shares in thousands)
$ 1.63	835	4.0	$1.63	351	$1.63
$ 3.22 to $ 4.89	1,500	5.0	$4.82	344	$4.75
$ 6.06 to $ 9.06	712	3.2	$6.31	532	$6.40
$ 9.19 to $ 13.25	113	2.1	$10.70	107	$10.56
$ 14.00 to $ 20.00	154	4.1	$15.28	88	$15.27
$ 22.47 to $ 43.44	1,031	6.0	$27.03	18	$36.66

Total	4,345	4.6	$10.25	1,440	$6.08

At February 28, 2003, a total of 903,509 shares remained available under the CarMax plan. Shares purchased on the open market on behalf of employees were 213,931 during fiscal 2003; 183,902 during fiscal 2002; and 477,094 during fiscal 2001. The average price per share purchased under the plans was $19.43 in fiscal 2003, $17.13 in fiscal 2002 and $4.18 in fiscal 2001. The company match totaled $520,700 in fiscal 2003; $384,800 in fiscal 2002; and $247,000 in fiscal 2001.

(E) 401(k) Plan

CarMax sponsors a 401(k) plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees can contribute up to 40% of their salaries, and the company matches a portion of those associate contributions. The total expense for this plan was $1.0 million in fiscal 2003; $885,000 in fiscal 2002; and $686,000 in fiscal 2001.

7 EARNINGS PER SHARE

CarMax was a wholly owned subsidiary of Circuit City Stores during a portion of the periods presented. Earnings per share have been presented to reflect the capital structure effective with the separation of CarMax from Circuit City Stores.

All earnings per share calculations have been computed as if the separation had occurred at the beginning of the periods presented.

Reconciliations of the numerator and denominator of basic and diluted earnings per share are presented below:

	Years Ended February 28
	2003	2002	2001
	(Amounts in thousands except per share data)
Weighted average common shares	102,983	102,039	100,994
Dilutive potential common shares: Options	1,579	1,950	1,332
Restricted stock	8	33	94

Weighted average common shares and dilutive potential common shares	104,570	104,022	102,420

Net earnings available to common shareholders	$94,802	$90,802	$45,564
Basic net earnings per share	$0.92	$0.89	$0.45
Diluted net earnings per share	$0.91	$0.87	$0.44

Certain options were outstanding and not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. Options to purchase 1,053,610 shares of CarMax, Inc. common stock with exercise prices ranging from $18.60 to $43.44 per share were outstanding and not included in the calculation at the end of fiscal 2003; 15,364 shares with exercise prices ranging from $37.49 to $43.44 per share at the end of fiscal 2002; and 1,382,935 shares with exercise prices ranging from $6.06 to $43.44 per share at the end of fiscal 2001.

8 PENSION PLANS

The company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. The company’s contributions were $2.3 million in fiscal 2003, $1.3 million in fiscal 2002 and $1.6 million in fiscal 2001.

Prior to March 1, 2002, eligible CarMax associates participated in the consolidated Circuit City Stores pension plan. The financial status and amounts included in the consolidated balance sheets were allocated to the company from Circuit City Stores and were included in the consolidated Circuit City Stores pension plan. In anticipation of the October 1, 2002, separation from Circuit City Stores, a separate CarMax pension plan was created on March 1, 2002. As a result of separating the consolidated plan assets, certain current year adjustments to the plan assets and funded status were necessary and are reflected in the following tables. The following tables set forth the company’s pension plan’s financial status and net amounts recognized in accrued expenses and other current liabilities in the consolidated balance sheets:

	As of February 28
	2003	2002
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$14,868	$7,837
Service cost	4,021	2,549
Interest cost	1,104	588
Plan amendments	367	—
Actuarial loss	4,297	4,002
Benefits paid	(102)	(108)

Benefit obligation at end of year	$24,555	$14,868

Change in plan assets:
Fair value of plan assets at beginning of year	$5,008	$4,074
Actual return on plan assets	(1,095)	(262)
Adjustment for separation	(478)	—
Employer contributions	2,343	1,304
Benefits paid	(102)	(108)

Fair value of plan assets at end of year	$5,676	$5,008

Reconciliation of funded status:
Funded status	$(18,879)	$(9,860)
Unrecognized actuarial loss	13,339	7,524
Adjustment for separation	(4,055)	—
Unrecognized prior service benefit	331	(2)

Net amount recognized	$(9,264)	$(2,338)

The components of net pension expense were as follows:

	Years Ended February 28
	2003	2002	2001
	(Amounts in thousands)
Service cost	$4,021	$2,549	$1,525
Interest cost	1,104	588	355
Expected return on plan assets	(617)	(424)	(283)
Amortization of prior year service cost	35	(2)	(2)
Amortization of transitional asset	—	(3)	(3)
Recognized actuarial loss	194	203	91

Net pension expense	$4,737	$2,911	$1,683

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28
	2003	2002	2001
Weighted average discount rate	6.50%	7.25%	7.50%
Rate of increase in compensation levels	6.00%	7.00%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The company also has an unfunded nonqualified plan that restores retirement benefits for certain CarMax senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The projected benefit obligation under this plan was approximately $2.0 million at February 28, 2003, and $1.6 million at February 28, 2002. The liability recognized under this plan was $1.2 million at February 28, 2003, and $0.5 million at February 28, 2002, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

9 LEASE COMMITMENTS

The company conducts a substantial portion of its business in leased premises. The company’s lease obligations are based upon contractual minimum rates. Twenty-three of CarMax’s sales locations are currently operated under leases originally entered into by Circuit City Stores. Although each of these leases has been assigned to a subsidiary of CarMax, Inc., Circuit City Stores remains contingently liable under the leases. In recognition of the ongoing contingent liability after the separation, the company made a one-time special dividend payment to Circuit City Stores of $28.4 million at separation.

Rental expense for all operating leases was $48.1 million in fiscal 2003, $41.4 million in fiscal 2002 and $36.1 million in fiscal 2001. Most leases provide that the company pay taxes, maintenance, insurance and operating expenses applicable to the premises. The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 10 to 20 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the company, as of February 28, 2003, were approximately:

Operating Lease Commitments
(Amounts in thousands)
2004	$48,200
2005	48,200
2006	47,500
2007	46,000
2008	46,300
After 2008	509,600

Total minimum lease payments	$745,800

        In fiscal 2003, the company entered into a sale-leaseback transaction covering three superstore properties valued at approximately $37.6 million. In fiscal 2002, the company entered into a sale-leaseback transaction covering nine superstore properties valued at approximately $102.4 million. These transactions were structured at competitive rates with initial lease terms of 15 years and two 10-year renewal options. Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The company does not have continuing involvement under the sale-leaseback transactions. In conjunction with these sale-leaseback transactions, the company must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. The company was in compliance with all such covenants at February 28, 2003.

10 SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

(A) Advertising Expense

Advertising expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $52.4 million (1.3% of net sales and operating revenues) in fiscal 2003, $47.3 million (1.3% of net sales and operating revenues) in fiscal 2002, and $44.9 million (1.6% of net sales and operating revenues) in fiscal 2001.

(B) Write-Down of Goodwill

In the fourth quarter of fiscal 2001, CarMax recorded $8.7 million for the write-down of goodwill associated with two underperforming stand-alone new car franchises.

11 CARMAX AUTO FINANCE INCOME

The company’s finance operation, CarMax Auto Finance, originates automobile loans to prime-rated customers at competitive market rates of interest. The company sells the majority of the loans it originates each month in a securitization transaction discussed in Note 12. The majority of the profit contribution from CAF is generated by the spread between the interest rate charged to the customer and the cost of funds. A gain results from recording a receivable equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income was as follows:

	Years Ended February 28
	2003	2002	2001
	(Amounts in millions)
Gains on sales of loans	$68.2	$56.4	$35.4

Other income:
Servicing fee income	17.3	14.0	10.8
Interest income	11.5	7.7	5.2

Total other income	28.8	21.7	16.0

Direct expenses:
Payroll and fringes expense	7.0	5.7	4.2
Other direct expenses	7.6	5.9	4.5

Total direct expenses	14.6	11.6	8.7

CarMax Auto Finance income	$82.4	$66.5	$42.7

CarMax Auto Finance income does not include any allocation of indirect costs or income. The company presents this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to CAF. Examples of indirect costs not included are retail store expenses, retail financing commissions and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll.

12 SECURITIZATIONS

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CarMax Auto Finance. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, qualified special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. The qualified special purpose entity and investors have no recourse to the company’s assets for the principal amount of the loans. The investors issue commercial paper supported by the transferred receivables, and the proceeds from the sale of the commercial paper are used to pay for the securitized receivables. This program is referred to as the warehouse facility.

The company periodically uses public securitizations to refinance the receivables previously securitized through the warehouse facility. This frees up capacity in the warehouse facility. In a public securitization, a pool of automobile loan receivables are sold to a bankruptcy-remote, qualified special purpose entity that in turn transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the securities are used to pay for the securitized receivables. The earnings impact of moving receivables from the warehouse facility to a public securitization has not been and is not expected to be material to the operations of the company.

The transfers of receivables are accounted for as sales in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” When the receivables are securitized, the company recognizes a gain or loss on the sale of the receivables as described in Note 11.

	Years Ended February 28
	2003	2002	2001
	(Amounts in millions)
Net loans originated	$1,189.0	$941.0	$785.5
Loans sold	$1,185.9	$938.5	$818.7
Gains on sales of loans	$68.2	$56.4	$35.4
Gains on sales of loans as a percentage of loans sold	5.8%	6.0%	4.3%

Retained Interests

The company retains various interests in the automobile loan receivables that it securitizes. The retained interests, presented on the company’s consolidated balance sheets, serve as a credit enhancement for the benefit of the investors in the securitized receivables. These retained interests include the present value of the expected residual cash flows generated by the securitized receivables, or “interest-only strip receivables,” the restricted cash on deposit in various reserve accounts and an undivided ownership interest in the receivables securitized through the warehouse facility, or “required excess receivables” as described below. The qualified special purpose entities and the investors have no recourse to the company’s assets beyond the retained interests. The value of the retained interests may fluctuate depending upon the performance of the securitized receivables. Retained interests balances consisted of the following:

	As of February 28
	2003	2002
	(Amounts in millions)
Interest-only strip receivables	$88.3	$74.3
Restricted cash	33.3	34.7
Required excess receivables	13.4	11.7

Total	$135.0	$120.7

The retained interests had a weighted average life of 1.6 years as of February 28, 2003, and February 28, 2002. As defined in SFAS No. 140, the weighted average life in periods (for example, months or years) of prepayable assets is calculated by summing the product (a), the sum of the principal collections expected in each future period, times (b), the number of periods until collection, and then dividing that total by (c), the initial principal balance.

Interest-only strip receivables. Interest-only strip receivables represent the present value of residual cash flows the company expects to receive over the life of the securitized receivables. The value of these receivables is determined by estimating the future cash flows using management’s projections of key factors, such as finance charge income, default rates, prepayment rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables may be affected by external factors, such as changes in the behavior patterns of customers, changes in the strength of the economy and developments in the interest rate markets; therefore, actual performance may differ from these projections. Management evaluates the performance of the receivables relative to these assumptions on a regular basis. Any financial impact resulting from a change in performance is recognized in earnings in the period in which it occurs.

Restricted cash. Restricted cash represents amounts on deposit in various reserve accounts established for the benefit of the securitization investors. The amounts on deposit in the reserve accounts are used to pay various amounts, including principal and interest to investors, in the event that the cash generated by the securitized receivables in a given period is insufficient to pay those amounts. In general, each of the company’s securitizations requires that an amount equal to a specified percentage of the initial receivables balance be deposited in a reserve account on the closing date and that any excess cash generated by the receivables be used to fund the reserve account to the extent necessary to maintain the required amount. If the amount on deposit in the reserve account exceeds the required amount, an amount equal to that excess is released through the qualified special purpose entity to the company. In the public securitizations, the amount required to be on deposit in the reserve account must equal or exceed a specified floor amount. The reserve account remains at the floor amount until the investors are paid in full, at which time the remaining reserve account balance is released through the qualified special purpose entity to the company. The amount required to be maintained in the public securitization reserve accounts may increase depending upon the performance of the securitized receivables. Generally, restricted cash reserves range between 2.0% and 2.5% of managed receivables.

Required excess receivables. The warehouse facility requires that the total value of the securitized receivables exceed, by a specified amount, the principal amount owed to the investors. The required excess receivables balance represents this specified amount. Any cash flows generated by the required excess receivables are used, if needed, to make payments to the investors.

Key Assumptions Used in Measuring Retained Interests and Sensitivity Analysis

The following table shows the key economic assumptions used in measuring the fair value of the retained interests at February 28, 2003, and a sensitivity analysis showing the hypothetical effect on the interest-only strip receivables if there were unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2003, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. The company has modified some of the key economic assumptions at February 28, 2003, from the initial assumptions used to measure the fair value of retained interests at the time of securitization. Increases in loss rates and decreases in prepayment speeds were substantially offsetting resulting in no material change in the value of retained interests. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
	(Dollar amounts in millions)
Prepayment rate	1.45%-1.55%	$5.3	$10.2
Cumulative default rate	1.85%-2.40%	$3.2	$6.5
Annual discount rate	12.0%	$1.7	$3.4

Prepayment rate. The company uses the Absolute Prepayment Model or “ABS” to estimate prepayments. This model assumes a rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month.

Cumulative default rate. Cumulative default rate or “static pool” net losses are calculated by dividing the total projected future credit losses of a pool of receivables by the original pool balance.

Continuing Involvement with Securitized Receivables

The company continues to manage the automobile loan receivables that it securitizes. The company receives servicing fees of approximately 1% of the outstanding principal balance of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the company for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded. The company is at risk for the retained interests in the securitized receivables. If the securitized receivables do not perform as originally projected, the value of the retained interests would be impacted. The assumptions used to value the retained interests, as well as a sensitivity analysis, are detailed in the “Key Assumptions Used in Measuring Retained Interests and Sensitivity Analysis” section of this footnote. Supplemental information about the managed receivables is shown in the following tables:

	Fiscal
	2003	2002	2001
	(Amounts in millions)
Loans securitized	$1,859.1	$1,489.4	$1,215.4
Loans held for sale or investment	19.6	13.9	11.6

Ending managed receivables	$1,878.7	$1,503.3	$1,227.0

Accounts 31+ days past due	$27.6	$22.3	$18.1
Past due accounts as a percentage of ending managed receivables	1.5%	1.5%	1.5%

	Fiscal
	2003	2002	2001
	(Amounts in millions)
Average managed receivables	$1,701.0	$1,393.7	$1,088.9
Credit losses on managed receivables	$17.5	$12.9	$7.2
Annualized losses as a percentage of average managed receivables	1.0%	0.9%	0.7%

Selected Cash Flows from Securitized Receivables

The table below summarizes certain cash flows received from and paid to the automobile loan securitizations:

	Fiscal
	2003	2002
	(Amounts in millions)
• Proceeds from new securitizations	$1,018.7	$755.7
• Proceeds from collections reinvested in revolving period securitizations	$468.9	$452.3
• Servicing fees received	$17.0	$13.8
• Other cash flows received from retained interests:
Interest-only strip receivables	$65.4	$48.2
Cash reserve releases, net	$25.3	$15.8

Proceeds from new securitizations. Proceeds from new securitizations represent receivables newly securitized through the warehouse facility during the period. Receivables initially securitized through the warehouse facility that are periodically sold in publicly underwritten offers are not considered new securitizations for this table.

Proceeds from collections. Proceeds from collections reinvested in revolving period securitizations represent principal amounts collected on receivables securitized through the warehouse facility which are used to fund new originations.

Servicing fees. Servicing fees received represent cash fees paid to the company to service the securitized receivables.

Other cash flows received from retained interests. Other cash flows received from retained interests represent cash received by the company from securitized receivables other than servicing fees. It includes cash collected on interest-only strip receivables and amounts released to the company from restricted cash accounts.

Financial Covenants and Performance Triggers

The securitization agreements include various financial covenants and performance tests. The company must meet financial covenants relating to minimum tangible net worth, maximum total liabilities to tangible net worth ratio, minimum tangible net worth to managed assets ratio, minimum current ratio, minimum cash balance or borrowing capacity and minimum fixed charge coverage ratio. The securitized receivables must meet performance tests relating to portfolio yield, default rates and delinquency rates. If these financial covenants and/or performance tests are not met, in addition to other consequences, the company may be unable to continue to securitize receivables through the warehouse facility or be terminated as servicer under the public securitizations. The company was in compliance with these financial covenants and the securitized receivables were in compliance with these performance tests at February 28, 2003.

13 FINANCIAL DERIVATIVES

The company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized in the warehouse facility. The company entered into one 20-month and twelve 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.05 billion in fiscal 2003, twelve 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $854.0 million in fiscal 2002 and nine 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $735.0 million in fiscal 2001. The current amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $473.2 million at February 28, 2003, and $413.3 million at February 28, 2002. The fair value of swaps included in accounts payable totaled a net liability of $2.6 million at February 28, 2003, and $841,000 at February 28, 2002.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates. The company does not anticipate significant market risk from swaps as they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The company mitigates credit risk by dealing with highly rated bank counterparties.

14 CONTINGENT LIABILITIES

(A) Litigation

In the normal course of business, the company is involved in various legal proceedings. Based upon the company’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company’s financial position, liquidity or results of operations.

(B) Other Matters

In accordance with the terms of real estate lease agreements, the company generally agrees to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including environmental liabilities and repairs to leased property upon termination of the lease. Additionally, in accordance with the terms of agreements entered into for the sale of our properties, the company generally agrees to indemnify the buyer from certain liabilities and costs arising subsequent to the date of the sale, including environmental liabilities and liabilities resulting from the breach of representations or warranties made in accordance with the agreements. The company does not have any known material environmental commitments, contingencies or other indemnification issues arising from these arrangements.

As part of its customer service strategy, the company guarantees the vehicles it sells with a 30-day limited warranty guarantee. A vehicle in need of repair within 30 days of the customer’s purchase will be repaired free of charge. Because of this guarantee, each vehicle sold has an implied liability associated with it. As such, the company records a provision for repairs during the guarantee period for each vehicle sold based on historical trends. The liability for this guarantee was $1.3 million at February 28, 2003, and $1.0 million at February 28, 2002, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

15 RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for fiscal years beginning after June 15, 2002. The company does not expect the application of the provisions of SFAS No. 143 to have an impact on its financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. It is effective for financial statements for fiscal years ending after December 15, 2002. The company has revised its disclosures to meet the requirements under this standard.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN No. 45 also clarifies disclosure requirements to be made by a guarantor of certain guarantees. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of FIN No. 45 as of February 28, 2003. The company does not expect the adoption of FIN No. 45 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The company is currently analyzing the existing guidance and reviewing any developments with regard to the proposed FASB Staff Positions issued on the implementation of FIN No. 46 which are currently subject to public comment. Therefore, the company cannot determine whether there will be an impact on its financial position, results of operations, or cash flows at this time.

In January 2003, the FASB issued EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” This EITF addresses the accounting by a vendor for consideration (vendor allowances) given to a customer, including a reseller of the vendor’s products, and the accounting by a reseller for cash consideration received from a vendor. It is effective for certain arrangements entered into after November 21, 2002, and for all new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The company adopted the provisions of the EITF in the fourth quarter of fiscal 2003 and, as the company’s policies were already consistent with those of EITF 02-16, the adoption of this standard did not have a material impact on the company’s financial position, results of operations or cash flows.

16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Amounts in thousands except per share data)
Net sales and operating revenues	$1,005,803	$882,825	$1,080,682	$943,122	$936,819	$852,670	$946,640	$855,142	$3,969,944	$3,533,759
Gross profit	$122,142	$107,785	$128,812	$112,738	$106,940	$94,889	$110,345	$103,981	$468,239	$419,393
CarMax Auto Finance income	$19,838	$15,685	$22,110	$18,555	$19,220	$18,027	$21,231	$14,206	$82,399	$66,473
Selling, general and administrative expenses	$93,037	$78,060	$97,997	$85,029	$101,810	$83,117	$99,573	$88,258	$392,417	$334,464
Net earnings	$29,238	$26,572	$31,714	$27,391	$14,717	$18,443	$19,133	$18,396	$94,802	$90,802
Net earnings per share:
Basic	$0.28	$0.26	$0.31	$0.27	$0.14	$0.18	$0.19	$0.18	$0.92	$0.89
Diluted	$0.28	$0.26	$0.30	$0.26	$0.14	$0.18	$0.18	$0.18	$0.91	$0.87

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales were reclassified and reported in net sales and operating revenues. Previously, wholesale sales were recorded as a reduction to cost of sales. This reclassification increased sales and cost of sales in the first through fourth quarters of fiscal 2002 by $84.5 million, $90.1 million, $76.7 million and $74.3 million, respectively, for an annual impact of $325.6 million. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales in the first through fourth quarters of fiscal 2002 by $2.3 million, $2.5 million, $2.2 million and $2.1 million, respectively, for an annual impact of $9.1 million. Third-party finance fees were reclassified from selling, general and administrative expenses to sales. This reclassification increased sales in the first through fourth quarters of fiscal 2002 by $3.8 million, $4.2 million, $3.9 million and $3.8 million, respectively, for an annual impact of $15.7 million. Additionally, the company presents CarMax Auto Finance income separately in the consolidated statements of earnings. Previously, CarMax Auto Finance income was recorded as a reduction to selling, general and administrative expenses. This reclassification increased selling, general and administrative expenses in the first through fourth quarters of fiscal 2002 by $15.7 million, $18.6 million, $18.0 million and $14.2 million, respectively, for an annual impact of $66.5 million. These reclassifications had no impact on the company’s net earnings.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

CarMax, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (the “Company”) as of February 28, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 28, 2003 and 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

RICHMOND, VIRGINIA

MARCH 31, 2003