Form 10-K, Exhibit 13
period 2004-02-29
CARMAX INC
filed 2004-05-14
CIK 1170010

Exhibit 13.1

SELECTED FINANCIAL DATA

(Dollars in millions except per share data)	FY04	FY03	FY02	FY01	FY00	FY99	FY98	FY97	FY96	FY95
Net sales and operating revenues	$4,597.7	$3,969.9	$3,533.8	$2,758.5	$2,201.2	$1,607.3	$950.7	$566.7	$327.1	$93.5
Net earnings (loss)	$116.5	$94.8	$90.8	$45.6	$1.1	$(23.5)	$(34.2)	$(9.3)	$(5.2)	$(4.1)
Net earnings (loss) per share:
Basic	$1.13	$0.92	$0.89	$0.45	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A	N/A
Diluted	$1.10	$0.91	$0.87	$0.44	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A	N/A
Total assets	$1,037.0	$917.6	$720.2	$711.0	$675.5	$571.2	$448.3	$427.2	$102.6	$114.3
Long-term debt, excluding current installments	$100.0	$100.0	$—	$83.1	$121.3	$139.7	$27.4	$—	$78.5	$111.6

Used units sold	224,099	190,135	164,062	132,868	111,247	96,915	56,594	31,701	19,618	5,574
New units sold	21,641	22,360	24,164	20,157	17,775	6,152	4,265	2,799	—	—

Comparable store used unit growth (%)	6	8	24	13	(8)	(5)	6	7	12	19
Comparable store vehicle dollar growth (%)	6	6	28	17	2	(2)	6	23	12	43
Total used unit growth (%)	18	16	23	19	15	71	79	62	252	335
Total sales growth (%)	16	12	28	25	37	69	68	73	250	356

Used car superstores at year-end	49	40	35	33	33	29	18	7	4	2
Retail stores at year-end	52	44	40	40	40	31	18	7	4	2
Associates at year-end	9,355	8,263	7,196	6,065	5,676	4,789	3,605	1,614	903	146

16 CARMAX 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand CarMax, Inc. MD&A is presented in nine sections: Business Overview; Critical Accounting Policies; Results of Operations; Operations Outlook; Recent Accounting Pronouncements; Financial Condition; Contractual Obligations; Market Risk; and Cautionary Information About Forward-Looking Statements. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes contained elsewhere in this annual report.

In MD&A, “we,” “our,” “us,” “CarMax,” and “the company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise. Amounts and percents in tables may not total due to rounding.

BUSINESS OVERVIEW

General

CarMax was formerly a subsidiary of Circuit City Stores, Inc. (“Circuit City”). On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction and became an independent, separately traded public company. We pioneered the used car superstore concept, opening our first store in 1993. Over the next six years, we opened an additional 32 used car superstores before suspending new store development to focus on improving profitability. After a period of concept refinement and execution improvement, we resumed used car superstore growth in fiscal 2002, adding two stores late in the fiscal year, five stores in fiscal 2003, and nine stores in fiscal 2004. At the end of fiscal 2004, we had 49 used car superstores in 23 markets, including 8 large markets and 15 mid-sized markets.

CarMax is the nation’s leading specialty retailer of used vehicles. The CarMax consumer offer is unique in the auto retailing marketplace. It gives consumers a way to shop for cars the same way they shop for items at other “big-box” retailers. Our consumer offer is structured around four core equities, including low, no-haggle prices; a broad selection; high quality; and customer-friendly service. We generate revenues, income, and cash flows by retailing used and new vehicles and associated items including vehicle financing, extended warranties, and vehicle repair service. In addition, vehicles purchased through our appraisal process that do not meet our retail standards are wholesaled at on-site auctions.

Sales of new vehicles represented a decreasing percentage of our total revenues over the last three years as we divested new car franchises and added used car superstores. While further franchise disposals are planned, we expect to keep a small number of core new car franchises in order to maintain long-term strategic relationships with automotive manufacturers.

We provide prime financing for customers through CarMax Auto Finance (“CAF”) and Bank of America. We also provide financing for non-prime customers through three third-party lenders. We continue to test additional non-prime lenders, as well as lenders for sub-prime financing. Having our own finance operation allows us to limit the risk of reliance on third-party finance sources, while also allowing us to capture additional profit and cash flows. The majority of CAF’s profit contribution is generated from the spread between the interest rate charged the customer and our cost of funds. We collect fixed, pre-negotiated fees from most of the third-party lenders for each CarMax customer loan they finance.

We sell extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. Extended warranty revenue represents commissions from the unrelated third parties.

We are still at an early stage in the national rollout of our retail concept. The primary drivers for future earnings growth will be vehicle unit growth from geographic expansion and comparable store sales increases, and the related expense leverage. We target a roughly similar fixed dollar amount of gross profit per used unit, regardless of price, making unit growth our primary focus. During the next two-to-three years, we plan to focus our store growth primarily on adding standard superstores to new mid-sized markets, which we define as those with television viewing audiences between 1 million and 2.5 million people, and satellite fill-in superstores in established markets. In addition, in fiscal 2005 we plan to open two stores in Los Angeles on sites that were purchased prior to suspending growth in 1999. Following these openings, we will have four stores in Los Angeles, which will provide a foundation for future expansion in this market. In fiscal 2006 or 2007, we expect to once again begin entering additional larger, multi-store markets. Over the three-year period, we plan to open used car superstores at a rate of 15% to 20% of our store base each year. We also expect used unit comparable store sales increases in the range of 4% to 8%, reflecting the multi-year ramp in sales of newly opened stores as they mature and continued market share gains at stores that have reached mature sales levels. On a combined basis, we expect that new store openings and comparable store used unit increases will drive total used unit growth of approximately 20% annually.

The principal challenges we face in expanding our store base and meeting our total unit growth targets include:

•	Our ability to procure suitable real estate at reasonable costs. Real estate acquisition will be an increasing challenge as we enter large, multi-store markets.

•	Our ability to build our management bench strength to support the store growth.

We staff each newly opened store with an experienced management team, including the location general manager, operations manager, purchasing manager, and business office manager, as well as a number of experienced sales managers and buyers. We must therefore be continually recruiting, training, and developing managers and associates to fill the pipeline necessary to support future store openings. If at any time we believe that the rate of store growth is causing our performance to falter, we will slow the growth rate.

CARMAX 2004 17

Fiscal 2004 Highlights

In fiscal 2004, net sales and operating revenues increased 16% to $4.60 billion from $3.97 billion and net earnings increased 23% to $116.5 million, or $1.10 per share, from $94.8 million, or $0.91 per share. Sales and earnings were affected by the following items:

•	We opened nine used car superstores, including five standard-sized stores in new markets and four satellite stores in existing markets, including one replacement store in Los Angeles.

•	Total used units increased 18%.

•	Comparable store used units increased 6%. The expected cannibalization resulting from the addition of satellite stores occurred somewhat faster than originally projected; however, we do not believe the ultimate amount of cannibalization will be higher than originally planned. We are achieving our net incremental sales objectives in the markets where satellites have been added.

•	Gross profit benefited from a change in our appraisal cost recovery methodology, which is allowing us to more fully recover the cost of our buying and wholesaling operations with no adverse effect on the acceptance rate for our appraisal offers.

•	CarMax Auto Finance income increased 3% in fiscal 2004, as the benefit of the growth in our portfolio of CAF loans was largely offset by the return to more normalized spreads in the second half of the year. During fiscal 2002, fiscal 2003, and the first half of fiscal 2004, CAF benefited from the unusually low interest rate environment, with consumer rates falling more slowly than our cost of funds.

•	Selling, general, and administrative expenses as a percent of sales (the “SG&A ratio”) increased to 10.2% in fiscal 2004 from 9.9% in fiscal 2003. Excluding separation costs, the fiscal 2003 SG&A ratio was 9.7%. The increase in the SG&A ratio reflects both the growth penalty associated with our resumption of geographic expansion and the higher costs of being an independent company following the separation from Circuit City. New stores generally have higher SG&A ratios during the approximately four years it takes to reach mature levels of revenues.

Net cash provided by operations increased to $148.5 million in fiscal 2004 from $72.0 million in fiscal 2003, driven by the increase in earnings and a slight reduction in inventory, despite adding nine used car superstores during fiscal 2004. The decrease in inventory reflects both higher-than-normal inventories at the end of fiscal 2003 resulting from weather-impeded sales in February 2003 and the disposal of four new car franchises during the current fiscal year. During fiscal 2004, we completed three sale-leaseback transactions covering a total of nine stores for total proceeds of $107.0 million and we completed two public securitizations of CAF receivables totaling $1.11 billion.

CRITICAL ACCOUNTING POLICIES

Our results of operations and financial condition, as reflected in the company’s consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, expenses, and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the company’s consolidated financial statements includes a discussion of significant accounting policies. The accounting policies discussed below are the ones we consider critical to an understanding of the company’s consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Fair Value of Retained Interests in Securitization Transactions

We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The fair value of retained interests in securitization transactions includes the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through a warehouse facility and certain public securitizations. The present value of the expected residual cash flows generated by the securitized receivables is determined by estimating the future cash flows using management’s assumptions of key factors, such as finance charge income, default rates, prepayment rates, and discount rates appropriate for the type of asset and risk. These assumptions are derived from historical experience and projected economic trends. Adjustments to one or more of these assumptions may have a material impact on the fair value of retained interests. The fair value of retained interests may be affected by external factors, such as changes in the behavior patterns of customers, changes in the strength of the economy, and developments in the interest rate markets. Note 2(C) to the company’s consolidated financial statements includes a discussion of accounting policies related to securitizations. Note 4 to the company’s consolidated financial statements includes a discussion of securitizations and provides a sensitivity analysis showing the hypothetical effect on the retained interests if there are variations from the assumptions used. In addition, see the “CarMax Auto Finance Income” section of this MD&A for a discussion of the current year impact of changing our assumptions.

Revenue Recognition

We recognize revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. The majority of our revenue is generated from the sale of used vehicles. We recognize vehicle revenue when a sales contract has been executed and the vehicle has been delivered, net of a reserve for returns. A reserve for vehicle returns is recorded based on historical experience and trends. The estimated reserve for these returns could be affected if future occurrences differ from historical averages.

We also sell extended warranties on behalf of unrelated third parties to customers who purchase a vehicle. Because these third parties are the primary obligors under these warranties, we

18 CARMAX 2004

recognize commission revenue on extended warranties at the time of the sale, net of a provision for estimated warranty returns. The reserve for returns is based on historical experience and trends.

Income Taxes

Estimates and judgments are used in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets. In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain at the time of the transactions. We adjust our income tax provision in the period in which we determine that it is probable that our actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

We evaluate the need to record valuation allowances that would reduce deferred tax assets to the amount that will more likely than not be realized. When assessing the need for valuation allowances, we consider future reversals of existing temporary differences and future taxable income. As of February 29, 2004, we believe that all of our recorded deferred tax assets will more likely than not be realized. However, if a change in circumstances results in a change in our ability to realize our deferred tax assets, our tax provision would increase in the period when the change of circumstances occurs.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payments of these amounts ultimately prove to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result in the period of determination.

Defined Benefit Retirement Plan

The plan obligations and related assets of our defined benefit retirement plan are presented in Note 8 to the company’s consolidated financial statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used to measure the plan obligations include the discount rate, the rate of salary increases, and the estimated future return on plan assets. In determining the discount rate, we use the current yield on high-quality, fixed-income investments that have maturities corresponding to the anticipated timing of the benefit payments. Salary increase assumptions are based upon historical experience and anticipated future board and management actions. Asset returns are estimated based upon the anticipated average yield on the plan assets. We do not believe that any significant changes in assumptions used to measure the plan obligations are likely to occur that would have a material impact on the company’s financial position or results of operations.

Insurance Liabilities

We use a combination of insurance and self-insurance for a number of risks including workers’ compensation, general liability, and employee-related health care benefits, a portion of which is paid by our associates. We estimate the liabilities associated with these risks by considering historical claims experience, demographic factors, and other actuarial assumptions. The estimated liabilities could be affected if future occurrences and claims differ from the current assumptions and historical trends. We do not believe that any significant changes in assumptions used to estimate insurance liabilities are likely to occur that would have a material impact on the company’s financial position or results of operations.

RESULTS OF OPERATIONS

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Net Sales and Operating Revenues

Total sales increased 16% in fiscal 2004 to $4.60 billion. In fiscal 2003, total sales increased 12% to $3.97 billion from $3.53 billion in fiscal 2002. Net sales and operating revenues components are shown in Table 1.

TABLE 1

	Years Ended February 29 or 28
(In millions)	2004	%	2003	%	2002	%
Used vehicle sales	$3,470.6	75.5	$2,912.1	73.4	$2,497.2	70.7
New vehicle sales	515.4	11.2	519.8	13.1	559.9	15.8

Total retail vehicle sales	3,986.0	86.7	3,431.9	86.4	3,057.1	86.5

Wholesale vehicle sales	440.6	9.6	366.6	9.2	325.6	9.2

Other sales and revenues:
Extended warranty revenues	77.1	1.7	68.1	1.7	55.3	1.6
Service department sales	69.1	1.5	58.6	1.5	55.9	1.6
Third-party finance fees	19.6	0.4	16.2	0.4	15.7	0.4
Appraisal purchase processing fees	5.3	0.1	28.5	0.7	24.2	0.7

Total other sales and revenues	171.1	3.7	171.4	4.3	151.1	4.3

Total net sales and operating revenues	$4,597.7	100.0	$3,969.9	100.0	$3,533.8	100.0

CARMAX 2004 19

Total Retail Vehicle Sales. Total retail vehicle sales increased 16% in fiscal 2004 to $3.99 billion. In fiscal 2003, total retail vehicle sales increased 12% to $3.43 billion from $3.06 billion in fiscal 2002. For fiscal 2004 and fiscal 2003, the overall increase in retail vehicle sales reflects the growth in comparable store used unit sales and the addition of used car superstores not yet in the comparable store base. We opened two used superstores late in fiscal 2002, five in fiscal 2003, and nine in fiscal 2004, including a replacement store in Los Angeles. Overall, total retail vehicle sales as a percentage of net sales and operating revenues has remained comparable for all fiscal years presented. The increase in used vehicle sales as a percentage of net sales and operating revenues offsets the decrease in new vehicle sales. This reflects the fact that we are expanding our used car superstore base and decreasing the number of new car franchises that we operate.

Total retail vehicle unit and dollar changes were as follows:

	Years Ended February 29 or 28
	2004	2003	2002
Vehicle units:
Used vehicles	18%	16%	24%
New vehicles	(3)%	(7)%	20%
Total	16%	13%	23%
Vehicle dollars:
Used vehicles	19%	17%	30%
New vehicles	(1)%	(7)%	23%
Total	16%	12%	28%

Comparable store used unit sales growth is one of the key drivers of our profitability. A CarMax store is included in comparable store retail sales in the store’s fourteenth full month of operation. Comparable store retail unit and dollar sales changes were as follows:

	Years Ended February 29 or 28
	2004	2003	2002
Vehicle units:
Used vehicles	6%	8%	24%
New vehicles	(1)%	(3)%	21%
Total	5%	6%	23%
Vehicle dollars:
Used vehicles	7%	8%	30%
New vehicles	1%	(3)%	24%
Total	6%	6%	28%

Comparable store used unit growth resulted from strong sales execution and the continued benefits of effective marketing programs, carmax.com, and word-of-mouth customer referrals.

We continue to be pleased with the success of our new markets and the net sales increases experienced in the markets where we have added satellite superstores. Expected cannibalization of comparable store used unit sales in markets where we have added satellite stores is occurring somewhat faster than originally projected, which is causing our reported comparable store used unit growth to be approximately 1% to 2% lower than originally expected. Our analysis of these trade areas reinforces our belief that the ultimate amount of cannibalization will not be higher than initially planned. Because we are achieving the net incremental sales objectives for these markets, the faster rate of cannibalization affects only reported comparable store sales growth and does not affect store economics or earnings.

Reduced approval rates from our non-prime customer loan providers had an adverse impact on comparable store used unit sales growth during the fourth quarter of fiscal 2003. During fiscal 2004, the approval rates of our non-prime customer loan providers gradually returned to historical levels.

Our new car sales performance was generally in line with industry performance for the brands we sell. We disposed of four new car franchises in fiscal 2004, one in fiscal 2003, and four in fiscal 2002. The reported new car comparable sales and units were reduced by the sale of new car franchises at our Kenosha, Wis., auto mall. Because we have multiple new car franchises within the Kenosha auto mall, we have not adjusted our comparable sales base for the impact of disposing of any one franchise at this location.

        Wholesale Vehicle Sales. Our operating strategy is to build customer satisfaction by offering high-quality vehicles. Fewer than half of the vehicles acquired from consumers through the appraisal purchase process meet our standards for reconditioning and subsequent retail sale. Those vehicles that do not meet our standards are sold at our on-site wholesale auctions. Total wholesale vehicle units sold at these auctions were 127,168 in fiscal 2004; 104,593 in fiscal 2003; and 90,937 in fiscal 2002. The fiscal 2004 increase in wholesale vehicle sales as a percentage of total net sales and operating revenues was due to increased wholesale appraisal traffic resulting from the expansion of the company’s store base and increased consumer response to our vehicle appraisal offer.

Other Sales and Revenues. Other sales and revenues include extended warranty revenues, service department sales, third-party finance fees, and, through the second quarter of fiscal 2004, appraisal purchase processing fees collected from customers on the purchase of their vehicles.

Appraisal purchase processing fees collected from customers were designed to cover some of the costs of our appraisal and wholesale operations. During the first quarter of fiscal 2004, we tested an alternative method for recovering these costs. Based on the test results, during the second quarter the appraisal purchase processing fees were discontinued across our entire store base leading to the decrease in these fees as a percentage of net sales and operating revenues. Under the revised appraisal cost recovery (“ACR”) method, instead of charging the

20 CARMAX 2004

customer the appraisal purchase processing fee, we adjust the price of our purchase offer to allow for full recovery of our costs, thereby reducing the acquisition costs of used and wholesale vehicles and increasing used vehicle and wholesale vehicle gross margins. The intent of changing to this method is to recover all costs, including the related costs of land where we hold vehicles before their sale at the wholesale auctions. This new ACR method also makes our offer more transparent to the consumer by eliminating a fee.

Supplemental Sales Information.

RETAIL UNIT SALES

	Years Ended February 29 or 28
	2004	2003	2002
Used vehicles	224,099	190,135	164,062
New vehicles	21,641	22,360	24,164

Total	245,740	212,495	188,226

AVERAGE RETAIL SELLING PRICES

	Years Ended February 29 or 28
	2004	2003	2002
Used vehicles	$15,379	$15,243	$15,128
New vehicles	$23,650	$23,183	$23,128
Total vehicles	$16,107	$16,078	$16,155

RETAIL VEHICLE SALES MIX

	Years Ended February 29 or 28
	2004	2003	2002
Vehicle units:
Used vehicles	91%	89%	87%
New vehicles	9	11	13

Total	100%	100%	100%

Vehicle dollars:
Used vehicles	87%	85%	82%
New vehicles	13	15	18

Total	100%	100%	100%

Impact of Inflation. Inflation has not been a significant contributor to results. Profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market for late-model used cars adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on our gross margin and thus profitability.

Retail Stores. During fiscal 2004, we opened five standard-sized used car superstores and four satellite superstores, including a replacement store in Los Angeles. In Los Angeles, we merged what had been two stand-alone new car franchises into one, co-locating it with our new satellite used car superstore.

The following tables provide detail on the CarMax retail stores and new car franchises:

RETAIL STORES

	As of February 29 or 28
	2004	2003	2002
Mega superstores(1)	13	13	13
Standard superstores(2)	24	19	17
Satellite superstores(3)	12	8	5
Co-located new car stores	3	2	2
Stand-alone new car stores	—	2	3

Total	52	44	40

(1)	70,000 to 95,000 square feet on 20 to 35 acres.

(2)	40,000 to 60,000 square feet on 10 to 25 acres.

(3)	10,000 to 20,000 square feet on 4 to 7 acres.

NEW CAR FRANCHISES

	As of February 29 or 28
	2004	2003	2002
Integrated/co-located new car franchises	12	15	15
Stand-alone new car franchises	—	2	3

Total	12	17	18

Gross Profit Margin

The components of gross profit margin and gross profit per unit are presented in Table 2.

TABLE 2

	Years Ended February 29 or 28
	2004		2003		2002
	%(1)	$ per unit(2)	%(1)	$ per unit(2)	%(1)	$ per unit(2)
Used vehicle gross profit margin	11.3	1,742	10.8	1,648	10.9	1,660
New vehicle gross profit margin	3.7	872	4.0	931	4.5	1,054
Total retail vehicle gross profit margin	10.3	1,666	9.7	1,572	9.7	1,583
Wholesale vehicle gross profit margin	10.4	359	5.5	192	5.6	202
Other gross profit margin	67.7	472	66.5	534	68.3	548

Total gross profit margin	12.4	2,323	11.8	2,201	11.9	2,228

(1)	Calculated as a percentage of its respective sales or revenue.

(2)	Calculated as category gross profit dollars divided by the respective units sold, except the other and total categories, which are divided by total retail units sold.

CARMAX 2004 21

Used Vehicle Gross Profit Margin. In fiscal 2004, 2003, and 2002, we achieved our targets for gross profit dollars per unit. In fiscal 2004, used vehicle gross profit per unit increased as a result of the change in the ACR methodology. The new ACR methodology allows us to recover the expense of our appraisal, buying, and wholesale operating processes by factoring those costs into the purchase offers we make. The acquisition cost of used vehicles purchased directly from consumers decreased due to the implementation of the new ACR method. Absent the ACR change, we estimate the fiscal 2004 gross margin per used unit would have been slightly lower than in fiscal 2003.

New Vehicle Gross Profit Margin. Achieving our new vehicle target gross profit per unit continues to be a challenge. The decline in new vehicle gross margins reflects increased competition, which required more aggressive pricing in order to drive unit sales volume.

Wholesale Vehicle Gross Profit Margin. In fiscal 2004, the wholesale vehicle gross profit margin per unit increased primarily due to the implementation of our new ACR methodology discussed previously. Under the new ACR methodology, the acquisition cost of wholesale vehicles decreased resulting in higher wholesale vehicle gross margins.

Other Gross Profit Margin. Fiscal 2004 other gross profit margin increased slightly, primarily due to a shift in the mix of the underlying components. Prior to implementing the new ACR methodology, we had charged customers who sold us their vehicles an appraisal purchase processing fee, which was included in other revenues at a 100% gross profit margin. The increases in used vehicle and wholesale vehicle margins resulting from the new ACR methodology were partially offset by the elimination of the appraisal purchase processing fee and its impact on other gross profit margin. Service sales, which are the only category within other sales and revenues that do not carry 100% gross margins, became a larger percentage of the other category following the elimination of the appraisal purchase processing fee. Compared with the prior year, fiscal 2004 service margins improved reflecting increased service sales and the benefits of our new electronic repair order (“ERO”) system. In fiscal 2003, service sales and costs were adversely impacted by the rollout of the ERO system. Third-party warranty commissions and third-party finance fees both benefited from the growth in used car sales.

CarMax Auto Finance Income

CAF’s lending business is limited to providing prime auto loans for our used and new car sales. Because the purchase of an automobile is traditionally reliant on the consumer’s ability to obtain on-the-spot financing, it is important to our business that such financing be available to creditworthy customers. While financing can also be obtained from third-party sources, we are concerned that total reliance on third parties can create an unacceptable volatility and business risk. Furthermore, we believe that our processes and systems, the transparency of our pricing, and our vehicle quality provide a unique and ideal environment in which to procure high-quality auto loan receivables, both for CAF and for third-party lenders. CAF provides us the opportunity to capture additional profits and cash flows from auto loan receivables while managing our reliance on third-party finance sources.

CAF income does not include any allocation of indirect costs or income. We present this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to CAF. Examples of indirect costs not included are retail store expenses, retail financing commissions, and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll.

The components of CarMax Auto Finance income are presented in Table 3.

TABLE 3

	Years Ended February 29 or 28
(In millions)	2004	%	2003	%	2002	%
Gains on sales of loans(1)	$65.1	4.7	$68.2	5.8	$56.4	6.0

Other income(2):
Servicing fee income	21.8	1.0	17.3	1.0	14.0	1.0
Interest income	16.0	0.8	11.5	0.7	7.7	0.6

Total other income	37.8	1.8	28.8	1.7	21.7	1.6

Direct expenses(2):
CAF payroll and fringe benefit expense	8.2	0.4	7.0	0.4	5.7	0.4
Other direct CAF expenses	9.7	0.5	7.6	0.4	5.9	0.4

Total direct expenses	17.9	0.9	14.6	0.9	11.6	0.8

CarMax Auto Finance income(3)	$85.0	1.8	$82.4	2.1	$66.5	1.9

Loans sold	$1,390.2		$1,185.9		$938.5
Average managed receivables	$2,099.4		$1,701.0		$1,393.7
Net sales and operating revenues	$4,597.7		$3,969.9		$3,533.8
Ending managed receivables balance	$2,248.6		$1,878.7		$1,503.3

Percent columns indicate:

(1)	Percent of loans sold.

(2)	Percent of average managed receivables.

(3)	Percent of net sales and operating revenues.

22 CARMAX 2004

CAF originates automobile loans to CarMax customers at competitive market rates of interest. The majority of the profit contribution from CAF is generated by the spread between the interest rate charged to the customer and the cost of funds. Substantially all of the loans originated by CAF each month are sold in securitization transactions as described in Note 4 to the company’s consolidated financial statements. A gain, recorded at the time of the securitization transaction, results from recording a receivable equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income as a percentage of total net sales and operating revenues decreased in fiscal 2004. The decrease was attributable to spreads returning to more normalized levels during the second half of fiscal 2004. During fiscal 2002, fiscal 2003, and the first half of fiscal 2004, we benefited from higher than normal spreads due to consumer loan rates falling more slowly than our cost of funds. The fiscal 2003 increase in CAF income as a percentage of net sales and operating revenues was primarily the result of the $11.8 million increase in the gains on sales of loans and the increase in other income related to our managed portfolio. The gains on sales of loans increase resulted from an increase in loans sold driven by a higher sales volume and higher CAF penetration, partially offset by a marginal decline in yield spreads. The increase in other income and total direct expenses was proportionate to the increase in the managed receivables for all fiscal years presented.

We are at risk for the performance of the securitized receivables managed to the extent that we maintain a retained interest in the receivables. Supplemental information on our portfolio of managed receivables is shown in the following tables:

	As of February 29 or 28
(In millions)	2004	2003	2002
Loans securitized	$2,200.4	$1,859.1	$1,489.4
Loans held for sale or investment	48.2	19.6	13.9

Ending managed receivables	$2,248.6	$1,878.7	$1,503.3

Accounts 31+ days past due	$31.4	$27.6	$22.3
Past due accounts as a percentage of ending managed receivables	1.40%	1.47%	1.48%

	Years Ended February 29 or 28
(In millions)	2004	2003	2002
Average managed receivables	$2,099.4	$1,701.0	$1,393.7
Credit losses on managed receivables	$21.1	$17.5	$12.9
Credit losses as a percentage of average managed receivables	1.01%	1.03%	0.93%

Credit losses as a percentage of average managed receivables for fiscal years 2004 and 2003 were comparable. The increase in losses as a percentage of average managed receivables for fiscal 2003 compared with fiscal 2002 was primarily due to depressed wholesale vehicle values which led to lower recovery rates on repossessed vehicles. The recovery rate was 42% in fiscal 2004, 43% in fiscal 2003, and 45% in fiscal 2002. The recovery rate represents the average percentage of the outstanding principal balance CarMax receives when a vehicle is repossessed and liquidated.

If the managed receivables do not perform in accordance with the assumptions used in determining the fair value of the retained interests, earnings could be impacted. Past due accounts as a percentage of ending managed receivables were comparable for all fiscal years presented. In fiscal 2004, we adjusted the cumulative default rate assumptions for certain pools of receivables. We increased the loss rates for two of our older pools of receivables to reflect slightly higher losses at the end of the pools’ lives. We also increased the loss rate on current originations from 1.85% to 2.00%, reflecting current economic conditions, including weak recovery rates that stabilized at historically low levels. There was no change in the credit quality of the receivables, which was at the high end of our historical range. The changes resulted in no material impact on earnings or the fair value of retained interests. Details concerning the assumptions used to value the retained interests and the sensitivity to adverse changes in the performance of the managed receivables are included in Note 4 to the company’s consolidated financial statements.

Selling, General and Administrative Expenses

The SG&A ratio was 10.2% of net sales and operating revenues in fiscal 2004, 9.9% in fiscal 2003, and 9.5% in fiscal 2002. The SG&A ratio for fiscal 2003 and 2002 included one-time costs of $7.8 million and $0.4 million, respectively, associated with the separation of CarMax from Circuit City. Excluding these costs, the SG&A ratio would have been 9.7% in fiscal 2003 and 9.5% in fiscal 2002.

        The fiscal 2004 and fiscal 2003 SG&A ratios reflect the expected higher level of operating expenses associated with being a stand-alone company following the October 1, 2002, separation from Circuit City. We estimated stand-alone costs were approximately $13.5 million higher in fiscal 2004 than in fiscal 2003, and approximately $9.0 million higher in fiscal 2003 than in fiscal 2002. A majority of these costs related to employee benefits and insurance.

As anticipated, the fiscal 2004 SG&A ratio was adversely affected by the resumption of our store growth plan and the increase in the number of store openings. New stores typically experience higher SG&A ratios than stores with mature sales levels, reflecting the sales ramp that occurs over time. Higher total pre-opening expenses and costs related to building our management team bench strength to support future store growth also contributed to the higher current year SG&A ratio.

CARMAX 2004 23

Selected Quarterly Financial Data (Unaudited)

(In thousands except	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
per share data)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales and operating revenues	$1,172,835	$1,005,803	$1,236,457	$1,080,682	$1,071,534	$936,819	$1,116,865	$946,640	$4,597,691	$3,969,944
Gross profit	$147,771	$122,142	$163,105	$128,812	$126,242	$106,940	$133,770	$110,345	$570,888	$468,239
CarMax Auto Finance income	$25,748	$19,838	$22,677	$22,110	$17,649	$19,220	$18,889	$21,231	$84,963	$82,399
Selling, general, and administrative expenses	$115,553	$93,037	$120,714	$97,997	$114,282	$101,810	$117,825	$99,573	$468,374	$392,417
Separation costs	$—	$1,871	$—	$1,265	$—	$4,479	$—	$153	$—	$7,768
Selling,general,and administrative expenses excluding separation costs	$115,553	$91,166	$120,714	$96,732	$114,282	$97,331	$117,825	$99,420	$468,374	$384,649
(Gain)/loss on franchise dispositions	$—	$—	$460	$—	$(1,207)	$—	$(1,580)	$—	$(2,327)	$—
Net earnings	$35,260	$29,238	$39,610	$31,714	$19,053	$14,717	$22,526	$19,133	$116,450	$94,802
Net earnings excluding separation costs	$35,260	$31,109	$39,610	$32,979	$19,053	$19,196	$22,526	$19,286	$116,450	$102,570
Net earnings per share:
Basic	$0.34	$0.28	$0.38	$0.31	$0.18	$0.14	$0.22	$0.19	$1.13	$0.92
Diluted	$0.34	$0.28	$0.37	$0.30	$0.18	$0.14	$0.21	$0.18	$1.10	$0.91
Net earnings per share excluding separation costs:
Basic	$0.34	$0.30	$0.38	$0.32	$0.18	$0.19	$0.22	$0.19	$1.13	$1.00
Diluted	$0.34	$0.30	$0.37	$0.32	$0.18	$0.18	$0.21	$0.18	$1.10	$0.98

Income Taxes

The effective income tax rate was 38.5% in fiscal year 2004, 39.5% in fiscal 2003, and 38.0% in fiscal 2002. The fiscal 2003 effective tax rate increased as a result of non-tax-deductible costs associated with the October 1, 2002, separation from Circuit City.

OPERATIONSOUTLOOK

Changes in Store Base

During the fiscal year ending February 28, 2005, we plan to expand our used car superstore base by approximately 20%, opening 10 used car superstores. Planned entries into new mid-sized markets include Indianapolis, Ind.; Columbia, S.C.; Austin, Tex.; and Albuquerque, N.M. Satellite superstore additions are planned for Winston Salem, N.C.; Fayetteville, N.C.; Miami, Fla.; and Richmond, Va. We also plan to add a standard superstore and a satellite superstore in the Los Angeles market on sites that were purchased prior to suspending growth in 1999. With four stores in the Los Angeles market, we will still lack the critical mass to support television advertising in this market. As a result, we do not expect these Los Angeles stores to perform as strongly as our other newly opened stores in their early years.

We still plan to sell or return our remaining four Mitsubishi new car franchises. In addition, we plan to sell our Ford franchise in Kenosha, Wis. The sale or return of integrated new car franchises will create more space for used car sales expansion, which is more profitable for us.

Fiscal 2005 Expectations

The fiscal 2005 expectations discussed below are based on historical and current trends in our business and should be read in conjunction with the “Cautionary Information About Forward-Looking Statements” section of this MD&A.

Fiscal 2005 Total Used Unit Growth. Our revenue and earnings growth expectations are based on expanding our store base by 15% to 20% annually, as well as on our comparable store used unit growth. For fiscal 2005, we expect total used unit growth in the range of 18% to 22%. Total revenues will also be affected by changes in average retail prices, our dispositions of new car franchises, and the residual effect of the new ACR methodology.

24 CARMAX 2004

Fiscal 2005 Comparable Store Used Unit Growth. We expect fiscal 2005 comparable store used unit growth in the range of 3% to 7%. Fiscal 2005 comparable store growth is still challenged, we believe, by the exceptionally strong sales base we established over the past three years, especially following the high levels of customer traffic stimulated by the widespread introduction of 0% financing after the events of September 11, 2001.

Fiscal 2005 Earnings Per Share. We expect fiscal 2005 pretax earnings growth of 12% to 17%. We anticipate that our effective tax rate will increase from 38.5% to 39.0% as we expand our store base into states with higher tax rates. Consequently our earnings per share growth will be slightly lower at 10% to 15%, in the range of $1.21 to $1.26.

We expect our gross margin to be favorably impacted by the growing mix of used car sales, as we add used car superstores and divest new car franchises. In addition, we believe a refinement of our ACR methodology will provide an incremental benefit to gross margin.

In fiscal 2005, we expect CAF’s gain as a percent of loans sold to be slightly below the midpoint of our 3.5% to 4.5% normalized range. Therefore, we expect CAF income will be relatively flat with fiscal 2004, despite the anticipated increase in loan volume. Our fiscal 2005 pretax earnings growth would be expected in the range of 19% to 24% if our CAF spread remained at the 4.7% that it was in fiscal 2004.

In fiscal 2005, we will still be experiencing the growth penalty of opening new stores, which have higher SG&A rates, while none of our newer stores will have reached mature levels of revenue. We believe our corporate overhead expenditures as a percent of sales will remain flat compared with fiscal 2004, even though we expect to absorb approximately $4 million in additional expenses related to being a stand-alone company. Among these expenses are costs related to outsourcing our payroll systems, which previously had been supplied by Circuit City. We also expect another $3 million to $5 million of incremental stand-alone costs in fiscal 2006 when we outsource our data center, which is now housed at Circuit City. This should be the last major incremental stand-alone cost increase we will incur.

Longer-Term Expectations

The longer-term expectations discussed below are based on historical and current trends in our business and should be read in conjunction with the “Cautionary Information About Forward-Looking Statements” section of this MD&A.

We expect used unit comparable store sales increases in the range of 4% to 8% over the next several years, reflecting the multi-year ramp in sales of newly opened stores as they mature. Once CAF income reflects comparative spreads in our normalized range, we expect the combination of unit growth and expense leverage to deliver average annual earnings per share growth of approximately 20%.

RECENT ACCOUNTING PRONOUNCEMENTS

For a discussion of recent accounting pronouncements applicable to the company, see Note 14 to the company’s consolidated financial statements.

FINANCIAL CONDITION

Operating Activities

We generated net cash from operating activities of $148.5 million in fiscal 2004, $72.0 million in fiscal 2003, and $42.6 million in fiscal 2002. The fiscal 2004 improvement primarily resulted from the increase in net earnings and a slight decrease in inventory, despite adding nine used car superstores during the year. The decrease in inventory in fiscal 2004 reflects the combined effects of a higher-than-normal inventory balance at the end of fiscal 2003 resulting from weather-impeded sales in February 2003 and the disposal of four new car franchises during the current fiscal year. The fiscal 2003 improvement primarily resulted from an increase in net earnings and an increase in accounts payable and accrued expenses associated with the separation from Circuit City. Prior to fiscal 2003, certain liabilities such as the workers’ compensation liability were recorded through the debt from our former parent and therefore reflected as financing activities.

Investing Activities

Net cash used in investing activities was $73.8 million in fiscal 2004 and $80.4 million in fiscal 2003. Net cash provided by investing activities was $57.5 million in fiscal 2002. Capital expenditures were $181.3 million in fiscal 2004, $122.0 million in fiscal 2003, and $41.4 million in fiscal 2002. The increase in capital expenditures reflects the increase in our store base associated with the resumption of our growth plan. Additionally, some of the fiscal 2004 increase is associated with the initial expenditures associated with our future corporate office site in Richmond, Va.

Capital expenditures are funded through sale-leaseback transactions, short- and long-term debt, and internally generated funds. Net proceeds from sales of property and equipment totaled $107.5 million in fiscal 2004, $41.6 million in fiscal 2003, and $99.0 million in fiscal 2002. The majority of the sale proceeds relate to sale-leaseback transactions. In fiscal 2004, the company entered into sale-leaseback transactions involving nine properties valued at approximately $107.0 million. In fiscal 2003, we entered into a sale leaseback transaction involving three superstore properties valued at approximately $37.6 million and in fiscal 2002 we entered into a sale leaseback transaction involving nine superstore properties valued at approximately $102.4 million. These transactions were structured as operating leases with initial terms of either 15 or 20 years with various renewal options. At February 29, 2004, we owned a total of four CarMax superstores.

CARMAX 2004 25

In fiscal 2005, we anticipate gross capital expenditures of approximately $250 million. Planned expenditures primarily relate to new store construction, including furniture, fixtures, and equipment; land purchases associated with future year store openings; new corporate offices; and leasehold improvements to existing properties. We expect to open ten used car superstores during fiscal 2005, five of which will be satellite superstores.

Financing Activities

Net cash used in financing activities was $47.6 million in fiscal 2004. In fiscal year 2003, net cash provided by financing activities was $39.8 million, compared with net cash used of $105.7 million in fiscal 2002. In fiscal 2004, we used cash generated from operations to reduce total outstanding debt by $51.6 million. In fiscal 2003, we increased total outstanding debt by $67.6 million and paid a one-time dividend of $28.4 million to Circuit City in conjunction with the separation transaction.

The aggregate principal amount of automobile loan receivables funded through securitizations, which are discussed in Notes 3 and 4 to the company’s consolidated financial statements, totaled $2.20 billion at February 29, 2004, $1.86 billion at February 28, 2003, and $1.49 billion at February 28, 2002. During fiscal 2004, we completed two public automobile loan securitizations totaling $1.11 billion. At February 29, 2004, the warehouse facility limit was $825.0 million and unused warehouse capacity totaled $272.5 million. The warehouse facility matures in June 2004. Notes 2(C) and 4 to the company’s consolidated financial statements include a discussion of the warehouse facility. We anticipate that we will be able to renew, expand, or enter into new securitization arrangements to meet the future needs of the automobile loan finance operation.

We maintain a $300 million credit facility secured by vehicle inventory. As of February 29, 2004, the amount outstanding under this credit facility was $104.4 million, with the remainder fully available to the company. See Note 9 to the company’s consolidated financial statements for discussion of expiration, renewals, and covenants associated with this facility.

We expect that proceeds from securitization transactions; sale-leaseback transactions; current and, if needed, additional credit facilities; and cash generated by operations will be sufficient to fund capital expenditures and working capital for the foreseeable future.

Off-Balance Sheet Arrangements

CAF’s lending business is limited to providing prime auto loans for our used and new car sales. We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. We sell the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

We periodically use public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

Additional information regarding the nature, business purposes, and importance of our off-balance sheet arrangement to our liquidity and capital resources can be found in the “CarMax Auto Finance Income,” “Financial Condition,” and “Market Risk” sections of this MD&A, as well as in Notes 3, 4, and 5 to the company’s consolidated financial statements.

MARKET RISK

Automobile Installment Loan Receivables

At February 29, 2004, and February 28, 2003, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating-rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital. Generally, changes in interest rates associated with underlying swaps will not have a material impact on earnings. However, changes in interest rates associated with underlying swaps may have a material impact on cash and cash flows.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 5 to the company’s consolidated financial statements for a description of these items.

CONTRACTUAL OBLIGATIONS

(In millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Contractual obligations:
Long-term debt	$100.0	$—	$100.0	$—	$—
Operating leases	893.0	58.2	116.4	115.5	602.9
Purchase obligations	88.4	73.0	6.3	9.1	—
Lines of credit	4.4	4.4	—	—	—

Total	$1,085.8	$135.6	$222.7	$124.6	$602.9

26 CARMAX 2004

The total principal amount of ending managed receivables securitized or held for investment or sale was as follows:

	As of February 29 or 28
(In millions)	2004	2003
Fixed-rate securitizations	$1,647.9	$1,385.1
Floating-rate securitizations synthetically altered to fixed	551.8	473.2
Floating-rate securitizations	0.7	0.8
Held for investment(1)	29.4	16.0
Held for sale(2)	18.8	3.6

Total	$2,248.6	$1,878.7

(1)	The majority is held by a bankruptcy-remote special purpose entity.
(2)	Held by a bankruptcy-remote special purpose entity.

Interest Rate Exposure

We also have interest rate risk from changing interest rates related to our outstanding debt. Substantially all of the debt is floating-rate debt based on LIBOR. A 100-basis point increase in market interest rates would not have had a material effect on our fiscal 2004 results of operations or cash flows.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a “safe harbor” when making forward-looking statements. This “safe harbor” encourages companies to provide prospective information about their companies without fear of litigation. The company wishes to take advantage of the “safe harbor” provisions of the Act. Company statements that are not historical facts, including statements about management’s expectations for fiscal 2005 and beyond, are forward-looking statements and involve various risks and uncertainties.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Investors are cautioned not to place undue reliance on any forward-looking statements, which are based on current expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

•	In the normal course of business, we are subject to changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and increase costs resulting in lower profitability for the company.

•	The company operates in a highly competitive industry and new entrants to the industry could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins.

•	Any significant changes in retail prices for used and new vehicles could result in lower sales and margins for the company.

•	A reduction in the availability or access to sources of inventory would adversely affect the company’s business.

•	Should excess inventory develop, the inability to liquidate excess inventory at prices that allow the company to meet its margin targets or to recover its costs would adversely affect the company’s profitability.

•	The ability to attract and retain an effective management team in a dynamic environment and the availability of a suitable work force is vital to the company’s ability to manage and support its service-driven operating strategies. The inability to attract such a work-force team or a significant increase in payroll market costs would adversely affect the company’s profitability.

•	Changes in the availability or cost of capital and working capital financing, including the availability of long-term financing to support development of the company and the availability of securitization financing, could adversely affect the company’s growth and operating strategies.

•	A decrease in the availability of appropriate real estate locations for expansion would limit the expansion of the company’s store base and the company’s future operating results.

•	The occurrence of weather events adversely affecting traffic at our retail locations could negatively impact the company’s operating results.

•	The occurrence of certain material events including natural disasters, acts of terrorism, the outbreak of war or other significant national or international events could adversely affect the company’s operating results.

•	The imposition of new restrictions or regulations regarding the sale of products and/or services that the company sells, changes in tax or environmental rules and regulations applicable to the company or our competitors, or any failure to comply with such laws or any adverse change in such laws could increase costs and affect the company’s profitability.

•	We are subject to various litigation matters, which, if the outcomes in any significant matters are adverse, could negatively affect the company’s business.

CARMAX 2004 27

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 29 or 28
(In thousands except per share data)	2004	%(1)	2003	%(1)	2002	%(1)
SALES AND OPERATING REVENUES:
Used vehicle sales	$3,470,615	75.5	$2,912,082	73.4	$2,497,150	70.7
New vehicle sales	515,383	11.2	519,835	13.1	559,943	15.8
Wholesale vehicle sales	440,571	9.6	366,589	9.2	325,552	9.2
Other sales and revenues	171,122	3.7	171,438	4.3	151,114	4.3

NET SALES AND OPERATING REVENUES	4,597,691	100.0	3,969,944	100.0	3,533,759	100.0
Cost of sales	4,026,803	87.6	3,501,705	88.2	3,114,366	88.1

GROSS PROFIT	570,888	12.4	468,239	11.8	419,393	11.9
CARMAX AUTO FINANCE INCOME (NOTES 3 AND 4)	84,963	1.8	82,399	2.1	66,473	1.9
Selling, general, and administrative expenses (NOTE 2)	468,374	10.2	392,417	9.9	334,464	9.5
Gain on franchise dispositions, net	2,327	0.1	—	—	—	—
Interest expense (NOTE 9)	1,137	—	2,261	0.1	4,958	0.1
Interest income	683	—	737	—	12	—

Earnings before income taxes	189,350	4.1	156,697	3.9	146,456	4.1
Provision for income taxes (NOTE 7)	72,900	1.6	61,895	1.6	55,654	1.6

NET EARNINGS	$116,450	2.5	$94,802	2.4	$90,802	2.6

Weighted average common shares (NOTE 11):
Basic	103,503		102,983		102,039
Diluted	105,628		104,570		104,022

NET EARNINGS PER SHARE (NOTE 11):
Basic	$1.13		$0.92		$0.89
Diluted	$1.10		$0.91		$0.87

(1)	Percents are calculated as a percentage of net sales and operating revenues and may not equal totals due to rounding.

See accompanying notes to consolidated financial statements.

28 CARMAX 2004

CONSOLIDATED BALANCE SHEETS

	At February 29 or 28
(In thousands except share data)	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (NOTE 2)	$61,643	$34,615
Accounts receivable, net	72,358	56,449
Automobile loan receivables held for sale (NOTE 4)	18,781	3,579
Retained interests in securitized receivables (NOTE 4)	145,988	135,016
Inventory	466,061	466,450
Prepaid expenses and other current assets	8,650	12,636

TOTAL CURRENT ASSETS	773,481	708,745
Property and equipment, net (NOTE 6)	244,064	187,158
Deferred income taxes (NOTE 7)	185	—
Other assets	19,287	21,714

TOTAL ASSETS	$1,037,017	$917,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$145,517	$117,587
Accrued expenses and other current liabilities	55,674	44,682
Accrued income taxes	4,050	—
Deferred income taxes (NOTE 7)	32,711	29,783
Short-term debt (NOTE 9)	4,446	56,051

TOTAL CURRENT LIABILITIES	242,398	248,103
Long-term debt, excluding current installments (NOTE 9)	100,000	100,000
Deferred revenue and other liabilities	13,866	10,904
Deferred income taxes (NOTE 7)	—	4,041

TOTAL LIABILITIES	356,264	363,048

SHAREHOLDERS’ EQUITY (NOTES 1 AND 10):
Common stock, $0.50 par value; 350,000,000 shares authorized; 103,778,461 and 103,083,047 shares issued and outstanding at February 29, 2004, and February 28, 2003, respectively	51,889	51,542
Capital in excess of par value	482,132	472,745
Retained earnings	146,732	30,282

TOTAL SHAREHOLDERS’ EQUITY	680,753	554,569

Commitments and contingent liabilities (NOTES 1,8,9,12, AND 13)	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,037,017	$917,617

See accompanying notes to consolidated financial statements.

CARMAX 2004 29

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 29 or 28
(In thousands)	2004	2003	2002
OPERATING ACTIVITIES:
Net earnings	$116,450	$94,802	$90,802
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16,181	14,873	16,340
Amortization of restricted stock awards	122	77	100
(Gain) loss on disposition of assets	(1,462)	30	—
Provision for deferred income taxes	(1,298)	8,880	3,162
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(15,909)	(6,008)	7,232
(Increase) decrease in automobile loan receivables held for sale	(15,202)	(1,435)	704
Increase in retained interests in securitized receivables	(10,972)	(14,333)	(46,542)
Decrease (increase) in inventory	389	(67,366)	(51,947)
Decrease (increase) in prepaid expenses and other current assets	3,986	(10,571)	241
Decrease (increase) in other assets	4,647	(845)	1,639
Increase in accounts payable, accrued expenses and other current liabilities, and accrued income taxes	48,570	51,375	19,330
Increase in deferred revenue and other liabilities	2,962	2,488	1,580

NET CASH PROVIDED BY OPERATING ACTIVITIES	148,464	71,967	42,641

INVESTING ACTIVITIES:
Purchases of property and equipment	(181,338)	(122,032)	(41,417)
Proceeds from sales of property and equipment	107,493	41,621	98,965

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(73,845)	(80,411)	57,548

FINANCING ACTIVITIES:
(Decrease) increase in short-term debt, net	(51,605)	46,211	8,853
Issuance of long-term debt	—	100,000	—
Payments on long-term debt	—	(78,608)	(112,600)
Equity issuances, net	4,014	570	(1,958)
Special dividend paid	—	(28,400)	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(47,591)	39,773	(105,705)

Increase (decrease) in cash and cash equivalents	27,028	31,329	(5,516)
Cash and cash equivalents at beginning of year	34,615	3,286	8,802

CASH AND CASH EQUIVALENTS AT END OF YEAR	$61,643	$34,615	$3,286

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$4,695	$3,862	$5,336
Income taxes	$59,987	$49,215	$42,332

See accompanying notes to consolidated financial statements.

30 CARMAX 2004

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Parent’s Equity	Total
BALANCE AT MARCH 1,2001	—	$—	$—	$—	$391,503	$391,503
Net earnings	—	—	—	—	90,802	90,802
Equity issuances, net	—	—	—	—	3,174	3,174

BALANCE AT FEBRUARY 28,2002	—	—	—	—	485,479	485,479
Net earnings	—	—	—	30,282	64,520	94,802
Equity issuances, net	—	—	—	—	2,589	2,589
Special dividend	—	—	—	—	(28,400)	(28,400)
Recapitalization due to separation	103,014	51,507	472,681	—	(524,188)	—
Exercise of common stock options	39	20	177	—	—	197
Shares purchased for employee stock purchase plan	—	—	(213)	—	—	(213)
Shares issued under stock incentive plans	30	15	408	—	—	423
Tax benefit from stock issued	—	—	12	—	—	12
Unearned compensation-restricted stock	—	—	(320)	—	—	(320)

BALANCE AT FEBRUARY 28,2003	103,083	51,542	472,745	30,282	—	554,569
Net earnings	—	—	—	116,450	—	116,450
Exercise of common stock options	693	346	4,176	—	—	4,522
Shares purchased for employee stock purchase plan	—	—	(599)	—	—	(599)
Shares issued under stock incentive plans	3	2	95	—	—	97
Shares cancelled upon reacquisition by the company	(1)	(1)	(13)	—	—	(14)
Tax benefit from stock issued	—	—	5,598	—	—	5,598
Unearned compensation-restricted stock	—	—	130	—	—	130

BALANCE AT FEBRUARY 29,2004	103,778	$51,889	$482,132	$146,732	$—	$680,753

See accompanying notes to consolidated financial statements.

CARMAX 2004 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND AND BASIS OF PRESENTATION

CarMax, Inc. (“CarMax” and “the company”), including its wholly owned subsidiaries, is the leading specialty retailer of used cars and light trucks in the United States. CarMax was the first used vehicle retailer to offer a large selection of quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility. CarMax also sells new vehicles under various franchise agreements. CarMax provides its customers with a full range of related services, including the financing of vehicle purchases through its own finance operation, CarMax Auto Finance (“CAF”), and third-party lenders; the sale of extended warranties; and vehicle repair service.

CarMax was formerly a subsidiary of Circuit City Stores, Inc. (“Circuit City”). Prior to October 1, 2002, Circuit City had two common stock series, the Circuit City Stores, Inc.—Circuit City Group (“Circuit City Group”) common stock and the Circuit City Stores, Inc.—CarMax Group (“CarMax Group”) common stock, which was intended to track separately the performance of the CarMax business. On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction in which each share of CarMax Group common stock was exchanged for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received a distribution of a 0.313879 share of CarMax, Inc. common stock for each Circuit City Group share. As a result of the separation, all of the businesses, assets, and liabilities of the CarMax Group are held in CarMax, Inc., an independent, separately traded public company.

In conjunction with the separation, all outstanding CarMax Group stock options and restricted stock were replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise prices, and restrictions as the CarMax Group stock options and restricted stock they replaced.

At the separation date, Circuit City and CarMax executed a transition services agreement and a tax allocation agreement. In the transition services agreement, Circuit City agreed to provide to CarMax services including human resources, payroll, benefits administration, tax services, computer center support, and telecommunications. The agreement specified initial service periods ranging from six to twenty-four months, with varying renewal options. For fiscal 2005, Circuit City will provide computer center support and telecommunication services for CarMax pursuant to this agreement. The tax allocation agreement provided that the pre-separation taxes attributable to the business of each party would be borne solely by that party.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)	Principles of Consolidation

The consolidated financial statements include the accounts of CarMax and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(B)	Cash and Cash Equivalents

Cash equivalents of $48.9 million and $29.6 million at February 29, 2004, and February 28, 2003, respectively, consisted of highly liquid debt securities with original maturities of three months or less. Included in cash equivalents at February 29, 2004, and February 28, 2003, were restricted cash deposits of $13.0 million and $11.5 million, respectively, which were associated with certain insurance deductibles. Additional restricted cash related to securitized auto loan receivables at February 29, 2004, and February 28, 2003, were $6.4 million and $2.4 million, respectively.

(C)	Securitizations

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

The company periodically uses public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

The transfers of receivables are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The company retains various interests in the automobile loan receivables that it securitizes. The retained interests presented on the company’s consolidated balance sheets include the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through the warehouse facility and certain public securitizations. Retained interests are carried at fair value and changes in fair value are included in earnings. See Notes 3 and 4 for additional discussion on securitizations.

32 CARMAX 2004

(D)	Fair Value of Financial Instruments

The carrying value of the company’s cash and cash equivalents, receivables including automobile loan receivables, accounts payable, short-term borrowings, and long-term debt approximates fair value. The company’s retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E)	Trade Accounts Receivable

Trade accounts receivable, net of an allowance for doubtful accounts, include certain amounts due from finance companies and customers, as well as from manufacturers for incentives and warranty reimbursements, and for other miscellaneous receivables. The estimate for doubtful accounts is based on historical experience and trends.

(F)	Inventory

Inventory is comprised primarily of vehicles held for sale or undergoing reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory. Certain manufacturer incentives and rebates for new car inventory, including holdbacks, are recognized as a reduction to new car inventory when the company purchases the vehicles. Volume-based incentives are recognized as a reduction to new car inventory cost when achievement of volume thresholds are determined to be probable.

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

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and intangible assets with indefinite useful lives not be amortized, but rather tested for impairment at least annually. As of March 1, 2002, the company performed the required transition impairment tests of goodwill and other intangible assets and determined that no impairment existed. Additionally, as of February 29, 2004, and February 28, 2003, no impairment of goodwill or intangible assets resulted from the annual impairment tests. Prior to March 1, 2002, goodwill and other intangibles with indefinite useful lives were amortized on a straight-line basis over 15 years. The carrying amount of goodwill and other intangibles was $16.0 million as of February 29, 2004, and $21.7 million as of February 28, 2003.

(J)	Defined Benefit Retirement Plan and Insurance Liabilities

Defined benefit retirement plan obligations and insurance liabilities are included in accrued expenses and other current liabilities on the company’s consolidated balance sheets. The defined benefit retirement plan obligations are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used to measure the plan obligations include the discount rate, the rate of salary increases, and the estimated future return on plan assets. Insurance liability estimates for workers’ compensation, general liability, and employee-related health care benefits are determined by considering historical claims experience, demographic factors, and other actuarial assumptions.

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

The company recognizes revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. As part of its customer service strategy, the company guarantees the vehicles it sells with a 5-day or 250-mile, money-back guarantee. If a customer returns the vehicle purchased within the limits of the guarantee, the company will refund the customer’s money. A reserve for vehicle returns is recorded based on historical experience and trends.

The company sells extended warranties on behalf of unrelated third parties. These warranties have terms of coverage from 12 to 72 months. Because these third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties. The reserve for returns is based on historical experience and trends.

CARMAX 2004 33

(O)	Advertising Expenses

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general, and administrative expenses in the accompanying consolidated statements of earnings, amounted to $62.4 million in fiscal 2004, $52.4 million in fiscal 2003, and $47.3 million in fiscal 2002. Advertising expense was 1.4% of net sales and operating revenues for fiscal 2004 and 1.3% for fiscal 2003 and 2002.

(P)	Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share is computed by dividing net earnings by the sum of the weighted average number of shares of common stock outstanding and dilutive potential common stock.

(Q)	Stock-Based Compensation

The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under this opinion and related interpretations, compensation expense is recorded on the date of grant and amortized over the period of service only if the market value of the underlying stock on the grant date exceeds the exercise price. No stock option-based employee compensation cost is reflected in net earnings, as options granted under those plans had exercise prices equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and net earnings per share as if the fair-value-based method of accounting had been applied to all outstanding stock awards in each reported period:

	Years Ended February 29 or 28
(In thousands except per share data)	2004	2003	2002
Net earnings, as reported	$116,450	$94,802	$90,802
Total additional stock-based compensation expenses determined under the fair-value-based method for all awards, net of related tax effects	6,759	4,391	1,559

Pro forma net earnings	$109,691	$90,411	$89,243

Earnings per share:
Basic, as reported	$1.13	$0.92	$0.89
Basic, pro forma	$1.06	$0.88	$0.87
Diluted, as reported	$1.10	$0.91	$0.87
Diluted, pro forma	$1.04	$0.86	$0.86

The pro forma effect on fiscal 2004 may not be representative of the pro forma effects on net earnings and net earnings per share for future years.

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	Years Ended February 29 or 28
	2004	2003	2002
Expected dividend yield	—	—	—
Expected stock volatility	78%	76%	79%
Risk-free interest rates	3%	4%	5%
Expected lives (in years)	5	5	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $9 per share in fiscal 2004, $17 per share in fiscal 2003, and $3 per share in fiscal 2002.

(R)	Derivative Financial Instruments

In connection with securitization activities through the warehouse facility, the company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The company recognizes the interest rate swaps as either assets or liabilities on the consolidated balance sheets at fair value with changes in fair value included in earnings as a component of CarMax Auto Finance income.

(S)	Risks and Uncertainties

CarMax retails used and new vehicles. The diversity of the company’s customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or sources of supply. However, management cannot assure that unanticipated events will not have a negative impact on the company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(T)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

34 CARMAX 2004

3 CARMAX AUTO FINANCE INCOME

The company’s finance operation, CAF, originates automobile loans to prime-rated customers at competitive market rates of interest. The company sells substantially all of the loans it originates each month in a securitization transaction discussed in Note 4. The majority of the profit contribution from CAF is generated by the spread between the interest rate charged to the customer and the cost of funds. A gain, recorded at the time of the securitization transaction, results from recording a receivable equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income was as follows:

	Years Ended February 29 or 28
(In millions)	2004	2003	2002
Gains on sales of loans	$65.1	$68.2	$56.4

Other income:
Servicing fee income	21.8	17.3	14.0
Interest income	16.0	11.5	7.7

Total other income	37.8	28.8	21.7

Direct expenses:
CAF payroll and fringe benefit expense	8.2	7.0	5.7
Other direct CAF expenses	9.7	7.6	5.9

Total direct expenses	17.9	14.6	11.6

CarMax Auto Finance income	$85.0	$82.4	$66.5

CarMax Auto Finance income does not include any allocation of indirect costs or income. The company presents this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to CAF. Examples of indirect costs not included are retail store expenses, retail financing commissions, and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll.

4 SECURITIZATIONS

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. The special purpose entity and investors have no recourse to the company’s assets. The company’s risk is limited to the retained interests on the company’s consolidated balance sheets. The investors issue commercial paper supported by the transferred receivables, and the proceeds from the sale of the commercial paper are used to pay for the securitized receivables. This program is referred to as the warehouse facility.

The company periodically uses public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the securities are used to pay for the securitized receivables. The earnings impact of refinancing receivables in a public securitization has not been material to the operations of the company. However, because securitization structures could change from time to time, this may not be representative of the potential impact of future securitizations.

The transfers of receivables are accounted for as sales in accordance with SFAS No. 140. When the receivables are securitized, the company recognizes a gain or loss on the sale of the receivables as described in Note 3.

	Years Ended February 29 or 28
(In millions)	2004	2003	2002
Net loans originated	$1,407.6	$1,189.0	$941.0
Loans sold	$1,390.2	$1,185.9	$938.5
Gains on sales of loans	$65.1	$68.2	$56.4
Gains on sales of loans as a percentage of loans sold	4.7%	5.8%	6.0%

Retained Interests

The company retains various interests in the automobile loan receivables that it securitizes. The retained interests, presented as current assets on the company’s consolidated balance sheets, serve as a credit enhancement for the benefit of the investors in the securitized receivables. These retained interests include the present value of the expected residual cash flows generated by the securitized receivables, or “interest-only strip receivables,” the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through the warehouse facility and certain public securitizations, or “required excess receivables,” as described

CARMAX 2004 35

below. The cash reserves and excess receivables are generally 2% to 4% of managed receivables. The special purpose entities and the investors have no recourse to the company’s assets. The company’s risk is limited to the retained interests on the company’s consolidated balance sheets. The fair value of the retained interests may fluctuate depending on the performance of the securitized receivables.

The fair value of retained interests was $146.0 million as of February 29, 2004, and $135.0 million as of February 28, 2003. The retained interests had a weighted average life of 1.5 years as of February 29, 2004, and 1.6 years as of February 28, 2003. As defined in SFAS No. 140, the weighted average life in periods (for example, months or years) of pre-payable assets is calculated by multiplying the principal collections expected in each future period by the number of periods until that future period, summing those products, and dividing the sum by the initial principal balance. The following is a detailed explanation of the components of retained interests.

Interest-Only Strip Receivables. Interest-only strip receivables represent the present value of residual cash flows the company expects to receive over the life of the securitized receivables. The value of these receivables is determined by estimating the future cash flows using management’s assumptions of key factors, such as finance charge income, default rates, prepayment’ rates, and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables may be affected by external factors, such as changes in the behavior patterns of customers, changes in the strength of the economy, and developments in the interest rate markets; therefore, actual performance may differ from these assumptions. Management evaluates the performance of the receivables relative to these assumptions on a regular basis. Any financial impact resulting from a change in performance is recognized in earnings in the period in which it occurs.

Restricted Cash. Restricted cash represents amounts on deposit in various reserve accounts established for the benefit of the securitization investors. The amounts on deposit in the reserve accounts are used to pay various amounts, including principal and interest to investors, in the event that the cash generated by the securitized receivables in a given period is insufficient to pay those amounts. In general, each of the company’s securitizations requires that an amount equal to a specified percentage of the initial receivables balance be deposited in a reserve account on the closing date and that any excess cash generated by the receivables be used to fund the reserve account to the extent necessary to maintain the required amount. If the amount on deposit in the reserve account exceeds the required amount, an amount equal to that excess is released through the special purpose entity to the company. In the public securitizations, the amount required to be on deposit in the reserve account must equal or exceed a specified floor amount. The reserve account remains at the floor amount until the investors are paid in full, at which time the remaining reserve account balance is released through the special purpose entity to the company. The amount required to be maintained in the public securitization reserve accounts may increase depending upon the performance of the securitized receivables. The amount on deposit in the restricted cash accounts was $34.8 million as of February 29, 2004, and $33.3 million as of February 28, 2003.

Required Excess Receivables. The warehouse facility and certain public securitizations require that the total value of the securitized receivables exceed, by a specified amount, the principal amount owed to the investors. The required excess receivables balance represents this specified amount. Any cash flows generated by the required excess receivables are used, if needed, to make payments to the investors. The unpaid principal balance related to the required excess receivables was $28.8 million as of February 29, 2004, and $13.4 million as of February 28, 2003.

Key Assumptions Used in Measuring Retained Interests and Sensitivity Analysis

The following table shows the key economic assumptions used in measuring the fair value of the retained interests at February 29, 2004, and a sensitivity analysis showing the hypothetical effect on the retained interests if there were unfavorable variations from the assumptions used. Key economic assumptions at February 29, 2004, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(In millions)	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment rate	1.45%–1.55%	$5.4	$10.5
Cumulative default rate	2.00%–2.50%	$4.1	$8.1
Annual discount rate	12.0%	$2.1	$4.2

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

36 CARMAX 2004

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

	As of February 29 or 28
(In millions)	2004	2003	2002
Loans securitized	$2,200.4	$1,859.1	$1,489.4
Loans held for sale or investment	48.2	19.6	13.9

Ending managed receivables	$2,248.6	$1,878.7	$1,503.3

Accounts 31+ days past due	$31.4	$27.6	$22.3
Past due accounts as a percentage of ending managed receivables	1.40%	1.47%	1.48%

	Years Ended February 29 or 28
(In millions)	2004	2003	2002
Average managed receivables	$2,099.4	$1,701.0	$1,393.7
Credit losses on managed receivables	$21.1	$17.5	$12.9
Credit losses as a percentage of average managed receivables	1.01%	1.03%	0.93%

Selected Cash Flows from Securitized Receivables

The table below summarizes certain cash flows received from and paid to the automobile loan securitizations:

	Years Ended February 29 or 28
(In millions)	2004	2003	2002
• Proceeds from new securitizations	$1,185.5	$1,018.7	$755.7
• Proceeds from collections reinvested in revolving period securitizations	$514.9	$468.9	$452.3
• Servicing fees received	$21.5	$17.0	$13.8
• Other cash flows received from retained interests:
Interest-only strip receivables	$74.1	$65.4	$48.2
Cash reserve releases, net	$16.6	$25.3	$15.8

Proceeds from New Securitizations. Proceeds from new securitizations represent receivables newly securitized through the warehouse facility during the period. Receivables initially securitized through the warehouse facility that are periodically refinanced in public securitizations are not considered new securitizations for this table.

Proceeds from Collections. Proceeds from collections reinvested in revolving period securitizations represent principal amounts collected on receivables securitized through the warehouse facility, which are used to fund new originations.

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

Financial Covenants and Performance Triggers

Certain securitization agreements include various financial covenants and performance triggers, while other securitization agreements, such as public securitizations with a senior-subordinated structure, do not include financial covenants or performance triggers. For those agreements with financial covenants and performance triggers, the company must meet financial covenants relating to minimum tangible net worth, maximum total liabilities to tangible net worth ratio, minimum tangible net worth to managed assets ratio, minimum current ratio, minimum cash balance or borrowing capacity, and minimum fixed charge coverage ratio. Certain securitized receivables must meet performance tests relating to portfolio yield, default rates, and delinquency rates. If these financial covenants and/or performance tests are not met, in addition to other consequences, the company may be unable to continue to securitize receivables through the warehouse facility or it may be terminated as servicer under the securitizations. At February 29, 2004, the company was in compliance with these financial covenants, and the securitized receivables were in compliance with these performance triggers.

CARMAX 2004 37

5 FINANCIAL DERIVATIVES

The company enters into amortizing fixed-pay interest rate swaps relating to its automobile loan receivable securitizations. Swaps are used to better match funding costs to the fixed-rate receivables being securitized by converting variable-rate financing costs in the warehouse facility to fixed-rate obligations. The company entered into twenty-two 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.21 billion in fiscal 2004, one 20-month and twelve 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.05 billion in fiscal 2003, and twelve 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $854.0 million in fiscal 2002. The amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $551.8 million at February 29, 2004, and $473.2 million at February 28, 2003. The fair value of swaps included in accounts payable totaled a net liability of $2.0 million at February 29, 2004, and $2.6 million at February 28, 2003.

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

6 PROPERTY AND EQUIPMENT

Property and equipment, at cost, is summarized as follows:

	As of February 29 or 28
(In thousands)	2004	2003
Buildings (25 to 40 years)	$30,985	$18,381
Land	25,716	19,418
Land held for sale	3,163	3,354
Land held for development	3,580	8,021
Construction in progress	116,639	91,938
Furniture, fixtures, and equipment (5 to 15 years)	103,787	86,129
Leasehold improvements (8 to 15 years)	29,427	21,029

	313,297	248,270
Less accumulated depreciation and amortization	69,233	61,112

Property and equipment, net	$244,064	$187,158

Land held for development represents land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

7 INCOME TAXES

The components of the provision for income taxes on net earnings were as follows:

	Years Ended February 29 or 28
(In thousands)	2004	2003	2002
Current:
Federal	$65,212	$47,600	$47,389
State	8,986	5,415	5,103

Total	74,198	53,015	52,492

Deferred:
Federal	(1,180)	8,614	3,067
State	(118)	266	95

Total	(1,298)	8,880	3,162

Provision for income taxes	$72,900	$61,895	$55,654

The effective income tax rate differed from the federal statutory income tax rate as follows:
	Years Ended February 29 or 28
	2004	2003	2002
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	3.1	3.0	2.9
Non-deductible items	0.4	1.5	0.1

Effective income tax rate	38.5%	39.5%	38.0%

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities were as follows:

	As of February 29 or 28
(In thousands)	2004	2003
Deferred tax assets:
Accrued expenses	$9,048	$7,220
Other	79	120

Total gross deferred tax assets	9,127	7,340

Deferred tax liabilities:
Depreciation and amortization	5,224	5,748
Securitized receivables	27,940	29,138
Inventory	7,607	5,447
Prepaid expenses	882	831

Total gross deferred tax liabilities	41,653	41,164

Net deferred tax liability	$32,526	$33,824

38 CARMAX 2004

Based on the company’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income and future reversals of existing temporary differences; therefore, no valuation allowance is necessary.

8 RETIREMENT PLANS

The company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least 21 years old and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. The company also has an unfunded nonqualified plan (“restoration plan”) that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The liabilities for these plans are included in accrued expenses and other current liabilities in the consolidated balance sheets.

Funding Policy. For the defined benefit pension plan, the company contributes amounts sufficient to meet minimum funding requirements as set forth in the employee benefit and tax laws plus any additional amounts as the company may determine to be appropriate. The company expects to contribute approximately $0.2 million to the pension plan in fiscal 2005.

Projected Benefit Obligations. The projected benefit obligations are the present value of future benefits to employees, including assumed salary increases. Changes in the company’s projected benefit obligations are presented in Table 1.

Assets. Assets used in calculating the funded status are measured at current market values. The restoration plan is excluded since it is unfunded. Changes in the market value of the company’s pension plan assets were as follows:

	Years Ended February 29 or 28 Pension Plan
(In thousands)	2004	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$5,676	$5,008
Actual return on plan assets	2,564	(1,095)
Adjustment for separation	606	(478)
Employer contributions	7,785	2,343
Benefits paid	(227)	(102)

Fair value of plan assets at end of year	$16,404	$5,676

TABLE 1

	Years Ended February 29 or 28
	Pension Plan		Restoration Plan		Total
(In thousands)	2004	2003	2004	2003	2004	2003
Change in projected benefit obligation:
Benefit obligation at beginning of year	$24,555	$14,868	$2,031	$1,583	$26,586	$16,451
Service cost	5,529	4,021	231	197	5,760	4,218
Interest cost	1,679	1,104	126	99	1,805	1,203
Plan amendments	—	367	—	(220)	—	147
Actuarial loss	3,074	4,297	1,208	372	4,282	4,669
Adjustment for separation	1,308	—	—	—	1,308	—
Benefits paid	(227)	(102)	—	—	(227)	(102)

Projected benefit obligation at end of year	$35,918	$24,555	$3,596	$2,031	$39,514	$26,586

CARMAX 2004 39

Funded Status. The funded status represents the difference between the projected benefit obligations and the market value of the assets. The components of the funded status of the retirement plans were as follows:

	As of February 29 or 28
	Pension Plan		Restoration Plan		Total
(In thousands)	2004	2003	2004	2003	2004	2003
Reconciliation of funded status:
Funded status	$(19,514)	$(18,879)	$(3,596)	$(2,031)	$(23,110)	$(20,910)
Unrecognized actuarial loss	10,574	13,339	2,024	870	12,598	14,209
Adjustment for separation	—	(4,055)	—	—	—	(4,055)
Unrecognized prior service benefit/(cost)	294	331	(1)	(2)	293	329

Net amount recognized	$(8,646)	$(9,264)	$(1,573)	$(1,163)	$(10,219)	$(10,427)

Additional Information.

	As of February 29 or 28
	Pension Plan		Restoration Plan		Total
(In thousands)	2004	2003	2004	2003	2004	2003
Projected benefit obligation	$35,918	$24,555	$3,596	$2,031	$39,514	$26,586
Accumulated benefit obligation	$21,991	$12,858	$1,553	$815	$23,544	$13,673
Fair value of plan assets	$16,404	$5,676	—	—	$16,404	$5,676

Expense. The components of net pension expense were as follows:

	Years Ended February 29 or 28
	Pension Plan			Restoration Plan			Total
(In thousands)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Service cost	$5,529	$4,021	$2,549	$231	$197	$128	$5,760	$4,218	$2,677
Interest cost	1,679	1,104	588	126	99	49	1,805	1,203	637
Expected return on plan assets	(892)	(617)	(424)	—	—	—	(892)	(617)	(424)
Amortization of prior year service cost	37	35	(2)	—	—	31	37	35	29
Amortization of transitional asset	—	—	(3)	—	—	—	—	—	(3)
Recognized actuarial loss	647	194	203	53	32	9	700	226	212

Net pension expense	$7,000	$4,737	$2,911	$410	$328	$217	$7,410	$5,065	$3,128

Assumptions. Assumptions used to determine benefit obligations were as follows:

	Years Ended February 29 or 28
	Pension Plan			Restoration Plan
	2004	2003	2002	2004	2003	2002
Weighted average discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Rate of increase in compensation levels	5.00%	6.00%	7.00%	7.00%	6.00%	7.00%

Assumptions used to determine net pension expense were as follows:

	As of February 29 or 28
	Pension Plan			Restoration Plan
	2004	2003	2002	2004	2003	2002
Weighted average discount rate	6.50%	7.25%	7.50%	6.50%	7.25%	7.50%
Expected rate of return on plan assets	9.00%	9.00%	9.00%	—	—	—
Rate of increase in compensation levels	6.00%	7.00%	6.00%	6.00%	7.00%	6.00%

40 CARMAX 2004

To determine the expected long-term rate of return on pension plan assets, the company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The company applies the expected rate of return to a market-related value of assets, which reduces the underlying variability in assets to which the expected return is applied.

Asset Allocation Strategy. The company’s pension plan assets are held in trust. The asset allocation was as follows:

		As of February 29 or 28
		2004 Actual Allocation	2003 Actual Allocation
	Target Allocation
Equity securities	80%	80%	79%
Fixed income securities	20	20	21

Total	100%	100%	100%

Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets, and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

9 DEBT

Total debt is summarized as follows:

	As of February 29 or 28
(In thousands)	2004	2003
Term loan	$100,000	$100,000
Revolving loan	4,446	56,051

Total debt	104,446	156,051
Less current installments of long-term debt	—	—
Less short-term debt	4,446	56,051

Total long-term debt, excluding current installments	$100,000	$100,000

In May 2002, the company entered into a $200 million credit agreement secured by vehicle inventory. During the fourth quarter of fiscal 2003, the credit agreement was increased from $200 million to $300 million. The credit agreement includes a $200 million revolving loan commitment and a $100 million term loan. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. The credit agreement is scheduled to terminate on May 17, 2005. The termination date of the agreement will be automatically extended one year each May 17 unless either CarMax or either lender elects, prior to the extension date, not to extend the agreement. As of February 29, 2004, the amount outstanding under this credit agreement was $104.4 million. Under this agreement, the company must meet financial covenants relating to minimum current ratio, maximum total liabilities to tangible net worth ratio, and minimum fixed charge coverage ratio. The company was in compliance with all such covenants at February 29, 2004.

The weighted average interest rate on the outstanding short-term debt was 3.5% during fiscal 2004, 3.2% during fiscal 2003, and 4.4% during fiscal 2002.

The company capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $2.5 million in fiscal 2004, $1.0 million in fiscal 2003, and $0.5 million in fiscal 2002.

10 COMMON STOCK AND STOCK-BASED IN CENTIVE PLANS

(A) Shareholder Rights Plan

In conjunction with the company’s shareholder rights plan, shareholders received preferred stock purchase rights as a dividend at the rate of one right for each share of CarMax, Inc. common stock owned. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a 15% ownership interest in the company by a person or group. When exercisable, each right would entitle the holder to buy one one-thousandth of a share of Cumulative Participating Preferred Stock, Series A, $20 par value, at an exercise price of $140 per share, subject to adjustment. A total of 120,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been authorized and designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of CarMax, Inc. common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of CarMax, Inc. common stock valued at two times the exercise price. The company also has an additional 19,880,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

CARMAX 2004 41

(B) Restricted Stock

The company has issued restricted stock under the provisions of the CarMax, Inc. 2002 Stock Incentive Plan whereby management and key employees are granted restricted shares of common stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three or four years from the date of grant. Total restricted stock awards of 228 shares were granted in fiscal 2004. In fiscal 2003, 25,984 restricted shares were exchanged in connection with the separation.

At the date of grant, the market value of all shares granted is recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction periods. The total charge to operations was $121,500 in fiscal 2004; $77,400 in fiscal 2003; and $99,700 in fiscal 2002. Outstanding shares of restricted common stock at February 29, 2004, and February 28, 2003, were 25,817 and 27,275, respectively.

(C) Stock Incentive Plans

Under the company’s stock incentive plans, nonqualified stock options may be granted to management, key employees, and outside directors to purchase shares of common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to ten years from the date of grant. The company has authorized 10,100,000 shares of common stock to be issued as either options, restricted stock grants, or stock grants. Shares of common stock available for issuance of options, restricted stock grants, or stock grants totaled 3,661,200 at February 29, 2004.

The company’s stock option activity is summarized in Table 2. Table 3 summarizes information about stock options outstanding as of February 29, 2004.

(D) Employee Stock Purchase Plan

The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of common stock. For each $1.00 contributed by employees under the plan, the company matches $0.15. Purchases are limited to 10% of an employee’s eligible compensation, up to a maximum of $7,500 per year. The 2002 CarMax, Inc. Employee Stock Purchase Plan allows employees to purchase up to 1,000,000 shares of common stock. The source of the shares available for purchase by employees may, at the company’s option, be open market purchases or newly issued shares.

At February 29, 2004, a total of 741,847 shares remained available under the plan. Shares purchased on the open market on behalf of employees were 161,662 during fiscal 2004; 213,931 during fiscal 2003; and 183,902 during fiscal 2002. The average price per share purchased under the plan was $29.97 in fiscal 2004, $19.43 in fiscal 2003, and $17.13 in fiscal 2002. The company match totaled $598,600 in fiscal 2004; $520,700 in fiscal 2003; and $384,800 in fiscal 2002.

(E) 401(k) Plan

The company sponsors a 401(k) plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees can contribute up to 40% of their salaries, and the company matches a portion of those associate contributions. The total expense for this plan was $1.1 million in fiscal 2004, $1.0 million in fiscal 2003, and $885,000 in fiscal 2002.

TABLE 2

	Years Ended February 29 or 28
	2004		2003		2002
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,345	$10.25	3,631	$4.81	4,107	$3.16
Granted	2,154	$14.59	1,134	$26.22	1,659	$4.94
Exercised	(693)	$6.53	(285)	$5.06	(1,941)	$1.32
Cancelled	(130)	$14.88	(135)	$9.03	(194)	$5.95

Outstanding at end of year	5,676	$12.24	4,345	$10.25	3,631	$4.81

Options exercisable at end of year	1,839	$8.02	1,440	$6.08	821	$6.85

TABLE 3

	Options Outstanding as of February 29, 2004			Options Exercisable as of February 29, 2004
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.63	646	3.0	$1.63	414	$1.63
$ 3.22 to $ 4.89	1,289	4.0	$4.82	553	$4.78
$ 6.06 to $ 9.19	565	2.1	$6.56	565	$6.56
$12.94 to $20.00	2,159	8.8	$14.33	59	$14.88
$22.47 to $43.44	1,017	5.1	$27.14	248	$27.71

Total	5,676	5.7	$12.24	1,839	$8.02

42 CARMAX 2004

11 EARNINGS PER SHARE

CarMax was a wholly owned subsidiary of Circuit City during a portion of the periods presented. Earnings per share for fiscal 2003 and 2002 have been presented to reflect the capital structure effective with the separation of CarMax from Circuit City. All earnings per share calculations have been computed as if the separation had occurred at the beginning of the periods presented.

Reconciliations of the numerator and denominator of basic and diluted earnings per share are presented below:

	Years Ended February 29 or 28
(In thousands except per share data)	2004	2003	2002
Weighted average common shares	103,503	102,983	102,039
Dilutive potential common shares:
Options	2,113	1,579	1,950
Restricted stock	12	8	33

Weighted average common shares and dilutive potential common shares	105,628	104,570	104,022

Net earnings available to common shareholders	$116,450	$94,802	$90,802
Basic net earnings per share	$1.13	$0.92	$0.89
Diluted net earnings per share	$1.10	$0.91	$0.87

Certain options were outstanding and not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. Options to purchase 18,364 shares of CarMax, Inc. common stock with exercise prices ranging from $35.23 to $43.44 per share were outstanding and not included in the calculation at the end of fiscal 2004; 1,053,610 shares with exercise prices ranging from $18.60 to $43.44 per share at the end of fiscal 2003; and 15,364 shares with exercise prices ranging from $37.49 to $43.44 per share at the end of fiscal 2002.

12 LEASE COMMITMENTS

The company conducts a substantial portion of its business in leased premises. The company’s lease obligations are based upon contractual minimum rates. CarMax operates 23 of its sales locations pursuant to various leases under which its former parent Circuit City was the original tenant and primary obligor. Circuit City had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to Circuit City as a large retailer at that time. Circuit City has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City remains contingently liable under the leases. In recognition of this ongoing contingent liability, CarMax made a one-time special dividend payment of $28.4 million to Circuit City on the October 1, 2002, separation date.

Rental expense for all operating leases was $54.2 million in fiscal 2004, $48.1 million in fiscal 2003, and $41.4 million in fiscal 2002. Most leases provide that the company pay taxes, maintenance, insurance, and operating expenses applicable to the premises. The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 5 to 20 years at terms similar to the initial terms.

As of February 29, 2004, future minimum fixed lease obligations, excluding taxes, insurance, and other costs payable directly by the company, were approximately:

(In thousands)	Operating Lease Commitments
2005	$58,205
2006	58,940
2007	57,432
2008	57,641
2009	57,913
2010 and thereafter	602,902

Total minimum lease payments	$893,033

        In fiscal 2004, the company entered into three sale-leaseback transactions covering nine superstore properties valued at approximately $107.0 million. These transactions were structured as operating leases with initial terms of either 15 or 20 years with various renewal options. In fiscal 2003, the company entered into a sale-leaseback transaction covering three superstore properties valued at approximately $37.6 million. This transaction was structured with initial lease terms of 15 years and two 10-year renewal options. All sales-leaseback transactions are structured at competitive rates. Gains on sale-leaseback transactions are deferred and amortized over the term of the leases. The company does not have continuing involvement under the sale-leaseback transactions. In conjunction with certain sale-leaseback transactions, the company must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. The company was in compliance with all such covenants at February 29, 2004.

CARMAX 2004 43

13 CONTINGENT LIABILITIES

(A) Litigation

In the normal course of business, the company is involved in various legal proceedings. Based upon the company’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company’s financial position, liquidity, or results of operations.

(B) Other Matters

In accordance with the terms of real estate lease agreements, the company generally agrees to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including environmental liabilities and repairs to leased property upon termination of the lease. Additionally, in accordance with the terms of agreements entered into for the sale of our properties, the company generally agrees to indemnify the buyer from certain liabilities and costs arising subsequent to the date of the sale, including environmental liabilities and liabilities resulting from the breach of representations or warranties made in accordance with the agreements. The company does not have any known material environmental commitments, contingencies, or other indemnification issues arising from these arrangements.

As part of its customer service strategy, the company guarantees the vehicles it sells with a 30-day limited warranty. A vehicle in need of repair within 30 days of the customer’s purchase will be repaired free of charge. As a result of this guarantee, each vehicle sold has an implied liability associated with it. As such, the company records a provision for repairs during the guarantee period for each vehicle sold based on historical trends. The liability for this guarantee was $1.4 million at February 29, 2004, and $1.3 million at February 28, 2003, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

14 RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The application of the provisions of SFAS No. 150 has not and is not expected to have a material impact on the company’s financial position, results of operations, or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This revised statement retains the disclosures required by the original SFAS No. 132, which standardized employers’ disclosures about pensions and other postretirement benefits, and requires additional disclosures concerning the economic resources and obligations related to pension plans and other postretirement benefits. The provisions of the original SFAS No. 132 remain in effect until the provisions of this revised statement are adopted. This revised statement is effective for fiscal years ending after December 15, 2003. The company has revised its disclosures to meet the requirements under this revised standard for the financial statements currently presented.

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” This revised interpretation retains the original FIN No. 46 requirements for consolidating variable interest entities by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The revised interpretation adds the requirement for consolidating an entity where the equity investors’ voting rights are not proportionate to their economic interests and where the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. However, for reporting periods ending after December 15, 2003, a company must apply either the original or this revised interpretation to those entities that are considered to be special-purpose entities. A company that has already applied the original FIN No. 46 to an entity may continue to do so until the effective date of the revised interpretation. The company has applied the revised FIN No. 46, which has not had a material impact on the company’s financial position, results of operations, or cash flows.

44 CARMAX 2004

15 SELECTED QUATERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales and operating revenues	$1,172,835	$1,005,803	$1,236,457	$1,080,682	$1,071,534	$936,819	$1,116,865	$946,640	$4,597,691	$3,969,944
Gross profit	$147,771	$122,142	$163,105	$128,812	$126,242	$106,940	$133,770	$110,345	$570,888	$468,239
CarMax Auto Finance income	$25,748	$19,838	$22,677	$22,110	$17,649	$19,220	$18,889	$21,231	$84,963	$82,399
Selling, general, and administrative expenses	$115,553	$93,037	$120,714	$97,997	$114,282	$101,810	$117,825	$99,573	$468,374	$392,417
(Gain)/loss on franchise dispositions	$—	$—	$460	$—	$(1,207)	$—	$(1,580)	$—	$(2,327)	$—
Net earnings	$35,260	$29,238	$39,610	$31,714	$19,053	$14,717	$22,526	$19,133	$116,450	$94,802
Net earnings per share:
Basic	$0.34	$0.28	$0.38	$0.31	$0.18	$0.14	$0.22	$0.19	$1.13	$0.92
Diluted	$0.34	$0.28	$0.37	$0.30	$0.18	$0.14	$0.21	$0.18	$1.10	$0.91

CARMAX 2004 45

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

CarMax, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (the “Company”) as of February 29, 2004 and February 28, 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 29, 2004 and February 28, 2003, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

RICHMOND, VIRGINIA

MARCH 30, 2004

46 CARMAX 2004

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE OFFICE

CarMax, Inc.

4900 Cox Road

Glen Allen, Virginia 23060-6295

Telephone: (804) 747-0422

WEB SITE

www.carmax.com

ANNUAL SHAREHOLDERS’ MEETING

Tuesday, June 29, 2004, at 10:00 a.m.

The Richmond Marriott West Hotel

4240 Dominion Boulevard

Glen Allen, Virginia 23060

STOCK INFORMATION

CarMax, Inc. common stock is traded on the New York Stock Exchange under the symbol “KMX.” Prior to the separation from Circuit City Stores, Inc. on October 1, 2002, the Circuit City Stores–CarMax Group common stock was traded on the NYSE under the same symbol.

At February 29, 2004, there were approximately 7,100 CarMax shareholders of record.

QUARTERLY STOCK PRICE RANGE

The following table sets forth by fiscal quarter the high and low reported prices of the company’s common stock for the last two fiscal years:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2004
High	$24.10	$38.72	$39.30	$37.10
Low	$12.45	$23.08	$30.08	$28.71
Fiscal 2003
High	$34.00	$26.75	$21.45	$20.47
Low	$24.75	$13.00	$12.90	$12.94

DIVIDEND POLICY

To date, CarMax has not paid a cash dividend on its common stock. The company presently intends to retain its earnings for use in its operations and for geographic expansion and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

INDEPENDENT AUDITORS

KPMG LLP

1021 East Cary Street, Suite 2000

Richmond, Virginia 23219-4023

TRANSFER AGENT AND REGISTRAR

Contact our transfer agent for questions regarding your stock certificates, including changes of address, name, or ownership; lost certificates; or to consolidate multiple accounts.

Wells Fargo Shareowner Services

P.O. Box 64854

South St.Paul, Minnesota 55164-0854

Toll free: (800) 468-9716

Hearing impaired: (651) 450-4144

www.wellsfargo.com/shareownerservices

FINANCIAL INFORMATION

For quarterly sales and earnings information, financial reports, filings with the Securities and Exchange Commission (including Form 10-K), news releases, and other investor information, please visit our investor Web site at http://investor.carmax.com. Information may also be obtained from the Investor Relations Department at:

E-mail: investor_relations@carmax.com

Telephone: (804) 747-0422, ext. 4489

Our chief executive officer and chief financial officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our Form 10-K for the fiscal year ended February 29,2004. In addition, our chief executive officer is required to file a separate annual certification with the New York Stock Exchange following our annual shareholders’ meeting.

CORPORATE GOVERNANCE INFORMATION

Copies of the CarMax Corporate Governance Guidelines, the Code of Conduct, and the charters for each of the Audit Committee, Compensation and Personnel Committee, and Nominating and Governance Committee are available from our investor Web site, at http://investor.carmax.com, under the corporate governance tab. Alternatively, shareholders may obtain, without charge, copies of these documents by writing to Investor Relations at the CarMax corporate office.

INVESTOR RELATIONS

Security analysts are invited to contact:

Dandy Barrett, Assistant Vice President, Investor Relations

Telephone: (804) 935-4591

GENERAL INFORMATION

Members of the media and others seeking general information about CarMax should contact:

Lisa Van Riper, Assistant Vice President, Public Affairs

Telephone: (804) 935-4594

CARMAX 2004 49