Form 10-K, Exhibit 13
period 2005-02-28
CARMAX INC
filed 2005-05-13
CIK 1170010

SELECTED FINANCIAL DATA

(Dollars in millions except per share data)	FY05	FY04	FY03	FY02	FY01	FY00	FY99	FY98	FY97	FY96
Net sales and operating revenues	$5,260.3	$4,597.7	$3,969.9	$3,533.8	$2,758.5	$2,201.2	$1,607.3	$950.7	$566.7	$327.1
Net earnings (loss)	$112.9	$116.5	$94.8	$90.8	$45.6	$1.1	$(23.5)	$(34.2)	$(9.3)	$(5.2)
Net earnings (loss) per share:
Basic	$1.09	$1.13	$0.92	$0.89	$0.45	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A
Diluted	$1.07	$1.10	$0.91	$0.87	$0.44	$0.01	$(0.24)	$(0.35)	$(0.10)	N/A
Total assets	$1,293.0	$1,047.9	$917.6	$720.2	$711.0	$675.5	$571.2	$448.3	$427.2	$102.6
Long-term debt, excluding current installments	$128.4	$100.0	$100.0	$—	$83.1	$121.3	$139.7	$27.4	$—	$78.5

Used units sold	253,168	224,099	190,135	164,062	132,868	111,247	96,915	56,594	31,701	19,618
New units sold	20,636	21,641	22,360	24,164	20,157	17,775	6,152	4,265	2,799	—

Comparable store used unit growth (%)	1	6	8	24	13	(8)	(5)	6	7	12
Comparable store vehicle dollar growth (%)	3	6	6	28	17	2	(2)	6	23	12
Total used unit growth (%)	13	18	16	23	19	15	71	79	62	252
Total net sales and operating revenues growth (%)	14	16	12	28	25	37	69	68	73	250

Used car superstores at year-end	58	49	40	35	33	33	29	18	7	4
Retail stores at year-end	61	52	44	40	40	40	31	18	7	4
Associates at year-end	10,815	9,355	8,263	7,196	6,065	5,676	4,789	3,605	1,614	903

CARMAX 2005	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand CarMax, Inc. MD&A is presented in nine sections: Business Overview; Critical Accounting Policies; Results of Operations; Operations Outlook; Recent Accounting Pronouncements; Financial Condition; Contractual Obligations; Market Risk; and Cautionary Information About Forward-Looking Statements. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes contained elsewhere in this annual report.

In MD&A,“we,”“our,”“us,”“CarMax,” and “the company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise. Amounts and percents in tables may not total due to rounding.

BUSINESS OVERVIEW

General

CarMax is the nation’s largest retailer of used vehicles. The company was formerly a subsidiary of Circuit City Stores, Inc. (“Circuit City”). On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction and became an independent, separately traded public company. We pioneered the used car superstore concept, opening our first store in 1993. Over the next six years, we opened an additional 32 used car superstores before suspending new store development to focus on improving sales and profits. After a period of concept refinement and execution improvement, we resumed used car superstore growth in fiscal 2002, adding two stores late in the fiscal year, five stores in fiscal 2003, and nine stores in both fiscal 2004 and fiscal 2005. At the end of fiscal 2005, we had 58 used car superstores in 27 markets, including 8 large markets and 19 mid-sized markets.

We believe the CarMax consumer offer is unique in the auto retailing marketplace. Our offer gives consumers a way to shop for cars in the same manner that they shop for items at other “big box” retailers. Our consumer offer is structured around four core equities, including low, no-haggle prices; a broad selection; high quality; and customer-friendly service. We generate revenues, income, and cash flows primarily by retailing used vehicles and associated items including vehicle financing, extended service plans, and vehicle repair service. A majority of the used vehicles we retail are purchased directly from consumers. Vehicles purchased through our appraisal process that do not meet our retail standards are sold at on-site wholesale auctions.

Sales of new vehicles represented a decreasing percentage of our total revenues over the last four years as we divested new car franchises and added used car superstores. We expect to keep our seven remaining franchises in order to maintain long-term strategic relationships with automotive manufacturers.

CarMax provides prime-rated financing to qualified customers through CarMax Auto Finance (“CAF”) and Bank of America. Nonprime financing is provided through three third-party lenders, and subprime financing is provided through a third-party lender under a program rolled out to our entire store base in August 2004. We periodically test additional third-party lenders. CarMax has no recourse liability for loans provided by third-party lenders. Having our own finance operation allows us to limit the risk of reliance on third-party finance sources, while also allowing us to capture additional profit and cash flows. The majority of CAF’s profit contribution is generated by the spread between the interest rates charged to customers and our cost of funds. We collect fixed, prenegotiated fees from the third parties that finance prime- and nonprime-rated customers. As is customary in the subprime finance industry, the subprime lender purchases loans at a discount.

We sell extended service plans on behalf of unrelated third parties who are the primary obligors. We have no contractual liability to the customer under these third-party service plans. Extended service plan revenue represents commissions from the unrelated third parties.

We are still at an early stage in the national rollout of our retail concept. We believe the primary driver for future earnings growth will be vehicle unit sales growth from comparable store sales increases and from geographic expansion. We target a roughly similar fixed dollar amount of gross profit per used unit, regardless of retail price. Used unit sales growth is our primary focus. In fiscal 2006, we plan to focus our store growth primarily on adding standard superstores in new mid-sized markets, which we define as those with television viewing audiences between 1 million and 2.5 million people, and satellite fill-in superstores in established markets. We also are broadening our store base in the Los Angeles market, with one additional superstore opened in fiscal 2005 and two additional superstores opened early in fiscal 2006, which gives us a total of five stores in the Los Angeles market. We plan to open used car superstores at a rate of approximately 15% to 20% of our used car superstore base each year. For the foreseeable future, we expect used unit comparable store sales increases to average in the range of 4% to 8%, reflecting the multi-year ramp in sales of newly opened stores as they mature and continued market share gains at stores that have reached base maturity sales levels.

The principal challenges we face in expanding our store base include:

•	Our ability to procure suitable real estate at reasonable costs.

•	Our ability to build our management bench strength to support the store growth.

We staff each newly opened store with an experienced management team, including a location general manager, operations manager, purchasing manager, and business office manager, as well as a number of experienced sales managers and buyers. We must therefore be continually recruiting, training, and developing managers and associates to fill the pipeline necessary to support future store openings. If at any time we believed that the rate of store growth was causing our performance to falter, we would consider slowing the growth rate.

17	CARMAX 2005

Fiscal 2005 Highlights

•	Net sales and operating revenues increased 14% to $5.26 billion in fiscal 2005 from $4.60 billion in fiscal 2004, while net earnings decreased 3% to $112.9 million, or $1.07 per share, from $116.5 million, or $1.10 per share.

•	We opened nine used car superstores, including four standard-sized stores in new markets and one standard-sized store and four satellite stores in existing markets.

•	Total used units increased 13%, primarily reflecting the growth in the store base.

•	Comparable store used units increased 1%. We experienced widespread sales volatility and softness in the first half of the year, caused, we believe, by a variety of external factors. Our business rebounded in the second half of the year, as many of these factors abated and we were able to convert stronger customer traffic levels into renewed sales and earnings growth. In addition, we benefited from the mid-year rollout of a third-party finance provider focused on subprime-rated customers, a segment that previously could not be financed at CarMax.

•	Our total gross profit margin was 12.4%, equal to the prior year, and our gross profit dollars per unit climbed slightly to $2,375 in fiscal 2005 from $2,323 in fiscal 2004.

•	CAF income was $82.7 million, 3% below the prior year, as the benefit of the growth in originations and managed receivables was more than offset by the decline in the gain as a percentage of loans sold (“gain spread”) to 3.8% in fiscal 2005 from 4.7% in fiscal 2004. The gain spread represents the difference between average interest rates charged customers and our cost of funds.

•	Selling, general, and administrative expenses as a percent of net sales and operating revenues (the “SG&A ratio”) increased to 10.4% in fiscal 2005 from 10.2% in fiscal 2004, reflecting the deleveraging effect of our first-half comparable store sales declines and the growing proportion of our store base that is comprised of stores not yet at base maturity. Stores generally have higher SG&A ratios during their first several years of operation.

•	We completed sale-leaseback transactions covering seven stores for total proceeds of $84.0 million.

•	Net cash provided by operations decreased to $44.7 million in fiscal 2005 from $148.5 million in fiscal 2004. The decrease primarily resulted from a $110.5 million increase in inventory in fiscal 2005, which included inventory for the nine stores opened during the fiscal year, three stores opened shortly after the end of the fiscal year, and inventory to support expected comparable store sales growth. In fiscal 2004, inventory levels remained relatively unchanged from those at the start of the year, despite opening nine stores during the year, as we were able to successfully reduce excess inventory that existed at the start of fiscal 2004. The excess inventory resulted from the adverse impact of severe weather on sales at the end of fiscal 2003.

CRITICAL ACCOUNTING POLICIES

Our results of operations and financial condition as reflected in the company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, expenses, and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the company’s consolidated financial statements includes a discussion of significant accounting policies. The accounting policies discussed below are the ones we consider critical to an understanding of the company’s consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Securitization Transactions

We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” A gain, recorded at the time of the securitization transaction, results from recording a receivable equal to the present value of the expected residual cash flows generated by the securitized receivables. The fair value of our retained interest in securitization transactions includes the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through a warehouse facility and certain public securitizations.

The present value of the expected residual cash flows generated by the securitized receivables is determined by estimating the future cash flows using management’s assumptions of key factors, such as finance charge income, default rates, prepayment rates, and discount rates appropriate for the type of asset and risk. These assumptions are derived from historical experience and projected economic trends. Adjustments to one or more of these assumptions may have a material impact on the fair value of the retained interest. The fair value of the retained interest may also be affected by external factors, such as changes in the behavior patterns of customers, changes in the economy, and developments in the interest rate markets. Note 2(C) to the company’s consolidated financial statements includes a discussion of accounting policies related to securitizations. Note 4 to the company’s consolidated financial statements includes a discussion of securitizations and provides a sensitivity analysis showing the hypothetical effect on the retained interest if there were variations from the assumptions used. In addition, see the “CarMax Auto Finance Income” section of this

MD&A for a discussion of the impact of changing our assumptions.

CARMAX 2005	18

Revenue Recognition

We recognize revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. The majority of our revenue is generated from the sale of used vehicles. We recognize vehicle revenue when a sales contract has been executed and the vehicle has been delivered, net of a reserve for returns under our 5-day or 250-mile, money-back guarantee. A reserve for vehicle returns is recorded based on historical experience and trends.

We also sell extended service plans on behalf of unrelated third parties to customers who purchase a vehicle. Because these third parties are the primary obligors under these programs, we recognize commission revenue on the extended service plans at the time of the sale, net of a reserve for estimated service plan returns. The estimated reserve for returns is based on historical experience and trends.

The estimated reserves for returns could be affected if future occurrences differ from historical averages.

Income Taxes

Estimates and judgments are used in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets. In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain at the time of the transactions. We adjust our income tax provision in the period in which we determine that it is probable that our actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

We evaluate the need to record valuation allowances that would reduce deferred tax assets to the amount that will more likely than not be realized. When assessing the need for valuation allowances, we consider future reversals of existing temporary differences and future taxable income. We believe that all of our recorded deferred tax assets as of February 28, 2005, will more likely than not be realized. However, if a change in circumstances results in a change in our ability to realize our deferred tax assets, our tax provision would increase in the period when the change in circumstances occurs.

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

Information regarding income taxes is presented in Note 7 to the company’s consolidated financial statements.

Defined Benefit Retirement Plan

The plan obligations and related assets of our defined benefit retirement plan are presented in Note 8 to the company’s consolidated financial statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using current market quotations. Plan obligations and the annual pension expense are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used to measure the plan obligations include the discount rate, the rate of salary increases, and the estimated future return on plan assets. In determining the discount rate, we use the current yield on high-quality, fixed-income investments that have maturities corresponding to the anticipated timing of the benefit payments. Salary increase assumptions are based upon historical experience and anticipated future board and management actions. Asset returns are estimated based upon the anticipated average yield on the plan assets. We do not believe that any significant changes in assumptions used to measure the plan obligations are likely to occur that would have a material impact on the company’s financial position or results of operations.

RESULTS OF OPERATIONS

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Net Sales and Operating Revenues

The components of net sales and operating revenues are presented in Table 1.

TABLE 1 — NET SALES AND OPERATING REVENUES

	Years Ended February 28 or 29
(In millions)	2005	%	2004	%	2003	%
Used vehicle sales	$3,997.2	76.0	$3,470.6	75.5	$2,912.1	73.4
New vehicle sales	492.1	9.4	515.4	11.2	519.8	13.1
Wholesale vehicle sales	589.7	11.2	440.6	9.6	366.6	9.2
Other sales and revenues:
Extended service plan revenues	84.6	1.6	77.1	1.7	68.1	1.7
Service department sales	82.3	1.6	69.1	1.5	58.6	1.5
Third-party finance fees, net	14.4	0.3	19.6	0.4	16.2	0.4
Appraisal purchase processing fees	—	—	5.3	0.1	28.5	0.7

Total other sales and revenues	181.3	3.4	171.1	3.7	171.4	4.3

Total net sales and operating revenues	$5,260.3	100.0	$4,597.7	100.0	$3,969.9	100.0

19	CARMAX 2005

Retail vehicle sales changes were as follows:

	Years Ended February 28 or 29
	2005	2004	2003
Vehicle units:
Used vehicles	13%	18%	16%
New vehicles	(5)%	(3)%	(7)%
Total	11%	16%	13%

Vehicle dollars:
Used vehicles	15%	19%	17%
New vehicles	(5)%	(1)%	(7)%
Total	13%	16%	12%

Comparable store used unit sales growth is one of the key drivers of our profitability. A CarMax store is included in comparable store sales in the store’s fourteenth full month of operation. Comparable store retail sales changes were as follows:

	Years Ended February 28 or 29
	2005	2004	2003
Vehicle units:
Used vehicles	1%	6%	8%
New vehicles	8%	(1)%	(3)%
Total	1%	5%	6%

Vehicle dollars:
Used vehicles	3%	7%	8%
New vehicles	8%	1%	(3)%
Total	3%	6%	6%

Used Vehicle Sales. The increases in used vehicle sales of 15% in fiscal 2005 and 19% in fiscal 2004 primarily reflect the opening of used car superstores not yet in our comparable store base. We opened five used car superstores in fiscal 2003, nine in fiscal 2004, and nine in fiscal 2005. During the first half of fiscal 2005, we experienced widespread volatility and softness in our used car business during the peak spring and summer selling season. We believe the soft market environment was the result of economic and other factors such as high gas prices; the intense competition and unpredictable incentive behavior among new car manufacturers; higher wholesale vehicle prices resulting, in part, from fewer off-lease vehicles; and severe weather in the southeastern United States. In the second half of fiscal 2005, used vehicle sales growth increased as many of the factors that appeared to cause the first half weakness abated. We experienced the strongest sales growth of the fiscal year in the fourth quarter, reinforcing our belief that the softness experienced during the first half of the year was due to external factors and was not indicative of issues related to the execution of our consumer offer, nor to the pressures of geographic expansion.

Following a nine-month test in selected stores, in August 2004 we added DRIVE Financial Services to our group of third-party lenders. DRIVE provides subprime financing. DRIVE-financed sales added approximately 3% to our total used unit sales in fiscal 2005. We believe these were incremental sales that we previously would not have been able to finance. DRIVE-financed sales were highest in our fourth fiscal quarter, coinciding with the income tax-refund season.

The fiscal 2004 used vehicle sales increase was due to the growth in comparable store used unit sales that resulted from strong sales execution and marketing programs, as well as the return to historical levels of nonprime approval rates by third-party lenders following the lower approval rates experienced in the fourth quarter of fiscal 2003.

New Vehicle Sales. New vehicle sales were generally in line with industry performance for the core brands we represent—Chevrolet, DaimlerChrysler, Nissan, and Toyota. Declines in total new car sales and units are due primarily to the disposition of five new car franchises in fiscal 2005, four in fiscal 2004, and one in fiscal 2003.

Wholesale Vehicle Sales. Our operating strategy is to build customer satisfaction by offering high-quality vehicles. Fewer than half of the vehicles acquired from consumers through the appraisal purchase process meet our standards for reconditioning and subsequent retail sale. Those vehicles that do not meet our standards are sold at our on-site wholesale auctions. Total wholesale vehicle units sold at these auctions were 155,393 in fiscal 2005; 127,168 in fiscal 2004; and 104,593 in fiscal 2003.

In fiscal 2005, the increase in wholesale vehicle sales as a percentage of total net sales and operating revenues was due in large part to enhancements to the processes that our sales consultants use to deliver appraisals to customers and our systems support for buyers. We believe that these enhancements have contributed to the continuing increase in our rate of appraisal purchases completed per appraisal offers made. Additionally, higher average wholesale prices added to the wholesale vehicle sales increases. In fiscal 2004, the growth in wholesale vehicle sales reflected in part an increase in wholesale appraisal traffic resulting from increased consumer response to our vehicle appraisal offer.

Other Sales and Revenues. Other sales and revenues include extended service plan revenues, service department sales, third-party finance fees, and, through the second quarter of fiscal 2004, appraisal purchase processing fees collected from customers on the purchase of their vehicles.

During the second quarter of fiscal 2004, the appraisal purchase processing fees were replaced with an alternative method for recovering the costs of our appraisal and wholesale operations. Under the revised appraisal cost recovery (“ACR”) method, instead of charging the customer the appraisal purchase processing fee, we adjust the price of our purchase offer to allow for full recovery of our costs, thereby reducing the acquisition

CARMAX 2005	20

costs of used and wholesale vehicles and increasing used vehicle and wholesale vehicle gross profit margins. The intent of the revised ACR method is to recover all costs, including the related costs of land where we hold vehicles before their sale at the wholesale auctions.

Overall, other sales and revenues growth is attributed to increases in extended service plan revenues, service department sales, and third-party nonprime finance fees. In fiscal 2005, the cost of providing subprime financing offset some of these increases. As is customary in the industry, subprime finance contracts are purchased from the company at a discount. We record this discount as an offset to third-party finance fees.

Impact of Inflation. Inflation has not been a significant contributor to results. Profitability is based on achieving targeted unit sales and gross profit dollars per vehicle rather than on average retail prices.

Seasonality. Most of our superstores experience their strongest sales in the spring and summer fiscal quarters.

Supplemental Sales Information.

RETAIL UNIT SALES

	Years Ended February 28 or 29
	2005	2004	2003
Used vehicles	253,168	224,099	190,135
New vehicles	20,636	21,641	22,360

Total	273,804	245,740	212,495

AVERAGE RETAIL SELLING PRICES

	Years Ended February 28 or 29
	2005	2004	2003
Used vehicles	$15,663	$15,379	$15,243
New vehicles	$23,671	$23,650	$23,183
Total vehicles	$16,267	$16,107	$16,078

RETAIL VEHICLE SALES MIX

	Years Ended February 28 or 29
	2005	2004	2003
Vehicle units:
Used vehicles	92%	91%	89%
New vehicles	8	9	11

Total	100%	100%	100%

Vehicle dollars:
Used vehicles	89%	87%	85%
New vehicles	11	13	15

Total	100%	100%	100%

RETAIL STORES

	As of February 28 or 29
	2005	2004	2003
Mega superstores (1)	13	13	13
Standard superstores (2)	29	24	19
Satellite superstores (3)	16	12	8
Co-located new car stores	3	3	2
Standalone new car stores	—	—	2

Total	61	52	44

(1) 70,000 to 95,000 square feet on 20 to 35 acres.
(2) 40,000 to 60,000 square feet on 10 to 25 acres.
(3) 10,000 to 20,000 square feet on 4 to 7 acres.

NEW CAR FRANCHISES

	As of February 28 or 29
	2005	2004	2003
Integrated/co-located new car franchises	7	12	15
Standalone new car franchises	—	—	2

Total	7	12	17

Gross Profit

The components of gross profit margins and gross profit per unit are presented in Table 2.

TABLE 2 — GROSS PROFIT

	Years Ended February 28 or 29
	2005		2004		2003
	$ per unit(1)	%(2)	$ per unit(1)	%(2)	$ per unit(1)	%(2)
Used vehicle gross profit	$1,817	11.5	$1,742	11.3	$1,648	10.8
New vehicle gross profit	860	3.6	872	3.7	931	4.0
Wholesale vehicle gross profit	464	12.2	359	10.4	192	5.5
Other gross profit	366	55.3	472	67.7	534	66.5

Total gross profit	$2,375	12.4	$2,323	12.4	$2,201	11.8

(1)	Calculated as category gross profit divided by its respective units sold, except the other and total categories, which are divided by total retail units sold.
(2)	Calculated as a percentage of its respective sales or revenue.

21	CARMAX 2005

Used Vehicle Gross Profit. In fiscal 2005, 2004, and 2003, we achieved our targets for gross profit dollars per unit. In fiscal 2005 and fiscal 2004, used vehicle gross profit per unit increased as a result of changing and refining the ACR methodology.

New Vehicle Gross Profit. The declines in new vehicle margins in fiscal 2005 and fiscal 2004 reflect the heightened competitive market with strong manufacturers’ incentives, which required more aggressive pricing in order to drive unit sales volume.

Wholesale Vehicle Gross Profit. The wholesale vehicle gross profit dollars per unit increased in fiscal 2005 and fiscal 2004 primarily due to the implementation of our revised ACR methodology and continuing refinements to that methodology. Under the revised ACR methodology, the acquisition cost of wholesale vehicles decreased resulting in higher wholesale gross profit.

Other Gross Profit. The decline in other gross profit dollars per unit in fiscal 2005 and fiscal 2004 resulted from a combination of factors, including a decrease in fiscal 2005 service profits, the fiscal 2005 rollout of a subprime lender, and the fiscal 2004 elimination of appraisal purchase processing fees as part of the new ACR methodology. Service department sales is the only category within other sales and revenues that has an associated cost of sales. In fiscal 2005, service profits declined, reflecting, in part, the slower used vehicle sales pace and the associated deleveraging of service and reconditioning overhead costs. In fiscal 2005, third-party finance fees declined. Reflected as an offset to third-party finance fees, the discount at which our new subprime lender purchases installment contracts more than offset the growth in fees received from our other third-party lenders.

CarMax Auto Finance Income

CAF provides prime auto financing for our used and new car sales. Because the purchase of an automobile is traditionally reliant on the consumer’s ability to obtain on-the-spot financing, it is important to our business that such financing be available to creditworthy customers. While financing can also be obtained from third-party sources, we believe that total reliance on third parties can create an unacceptable volatility and business risk. Furthermore, we believe that our processes and systems, the transparency of our pricing, and our vehicle quality provide a unique and ideal environment in which to procure high-quality auto finance receivables, both for CAF and for third-party lenders. CAF provides us the opportunity to capture additional profits and cash flows from auto loan receivables while managing our reliance on third-party finance sources.

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

The components of CarMax Auto Finance income are presented in Table 3.

TABLE 3 — CARMAX AUTO FINANCE INCOME

	Years Ended February 28 or 29
(In millions)	2005	%	2004	%	2003	%
Gains on sales of loans(1)	$58.3	3.8	$65.1	4.7	$68.2	5.8
Other CAF income:(2)
Servicing fee income	24.7	1.0	21.8	1.0	17.3	1.0
Interest income	19.0	0.8	16.0	0.8	11.5	0.7

Total other CAF income	43.7	1.8	37.8	1.8	28.8	1.7

Direct CAF expenses:(2)
CAF payroll and fringe benefit expense	9.0	0.4	8.2	0.4	7.0	0.4
Other direct CAF expenses	10.3	0.4	9.7	0.5	7.6	0.4

Total direct CAF expenses	19.3	0.8	17.9	0.9	14.6	0.9

CarMax Auto Finance income(3)	$82.7	1.6	$85.0	1.8	$82.4	2.1

Loans sold	$1,534.8		$1,390.2		$1,185.9
Average managed receivables	$2,383.6		$2,099.4		$1,701.0
Net sales and operating revenues	$5,260.3		$4,597.7		$3,969.9
Ending managed receivables balance	$2,494.9		$2,248.6		$1,878.7

Percent columns indicate:

(1)	Percent of loans sold.
(2)	Percent of average managed receivables.
(3)	Percent of net sales and operating revenues.

CARMAX 2005	22

CAF originates automobile loans to CarMax customers at competitive market rates of interest. The majority of the profit contribution from CAF is generated by the spread between the interest rates charged to customers and our cost of funds. Substantially all of the loans originated by CAF each month are sold in securitization transactions as described in Note 4 to the company’s consolidated financial statements. A gain, recorded at the time of the securitization transaction, results from recording a receivable approximately equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income declined 3% to $82.7 million in fiscal 2005, reflecting the decline in the gain spread to 3.8% in fiscal 2005 from 4.7% in fiscal 2004. As anticipated, this decrease in CAF income resulted primarily from a return to more normal gain spread levels, as CAF’s cost of funds increased more rapidly than consumer loan rates during the fiscal year. In fiscal 2004, CarMax Auto Finance income increased 3% to $85.0 million from $82.4 million in fiscal 2003, while the gain spread decreased to 4.7% from 5.8% in fiscal 2003. The increase in total CAF income was attributed to an increase in other CAF income, partially offset by gain spreads returning to more normalized levels during the second half of fiscal 2004. During fiscal 2003 and the first half of fiscal 2004, we benefited from higher-than-normal gain spreads resulting from consumer loan rates falling more slowly than our cost of funds. The increases in total other CAF income and total direct CAF expenses were proportionate to the increase in the managed receivables for all fiscal years presented.

CAF’s fiscal 2005 gains on sales of loans include favorable impacts from both the May 2004 repurchase and subsequent sale into the warehouse facility of the remaining receivables related to the 2001–1 securitization, and the November 2004 adjustment in the valuation of the retained interest in securitized receivables. Excluding the impact of both of these items, the fiscal 2005 gain as a percent of loans sold was 3.7%.

We exercised our option to repurchase the receivables outstanding in the 2001–1 securitization when the remaining balance of the receivables fell below 10% of the original pool balance. These loan balances carried relatively high interest rates that, combined with a relatively low short-term funding cost, resulted in an earnings benefit of approximately $0.01 per share.

The favorable adjustment in the valuation of the retained interest reflected lower loss assumptions on certain newer pools of securitized receivables, contributing approximately $0.01 to earnings per share. We believe that the lower loss rates were the result of a combination of factors, including improved general economic conditions, the implementation of a new credit scorecard in the third quarter of fiscal 2003, and operational efficiencies resulting from systems enhancements.

We are at risk for the performance of the managed securitized receivables to the extent that we maintain a retained interest in the receivables. Supplemental information on the portfolio of managed receivables is as follows:

	As of February 28 or 29
(In millions)	2005	2004	2003
Loans securitized	$2,427.2	$2,200.4	$1,859.1
Loans held for sale or investment	67.7	48.2	19.6

Ending managed receivables	$2,494.9	$2,248.6	$1,878.7

Accounts 31+ days past due	$31.1	$31.4	$27.6
Past due accounts as a percentage of ending managed receivables	1.24%	1.40%	1.47%

	Years Ended February 28 or 29
(In millions)	2005	2004	2003
Average managed receivables	$2,383.6	$2,099.4	$1,701.0
Credit losses on managed receivables	$19.5	$21.1	$17.5
Credit losses as a percentage of average managed receivables	0.82%	1.01%	1.03%

We believe the decrease in credit losses as a percentage of average managed receivables in fiscal 2005 was due to a combination of factors, including improved general economic conditions, the implementation of a new credit scorecard in the third quarter of fiscal 2003, and operational efficiencies resulting from system enhancements. The recovery rate was 46% in fiscal 2005, 42% in fiscal 2004, and 43% fiscal 2003. The recovery rate represents the average percentage of the outstanding principal balance CarMax receives when a vehicle is repossessed and liquidated.

If the managed receivables do not perform in accordance with the assumptions used in determining the fair value of the retained interest, earnings could be impacted. As previously discussed, in November 2004, we lowered our cumulative loss assumptions for certain newer pools of receivables, resulting in a favorable adjustment in the valuation of the retained interest and contributing approximately $0.01 to earnings per share. In fiscal 2004, we increased the cumulative loss assumptions for certain pools of older receivables and new originations. These changes had no material impact on fiscal 2004 earnings or the fair value of the retained interest.

23	CARMAX 2005

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales and operating revenues	$1,324,990	$1,172,835	$1,323,507	$1,236,457	$1,215,711	$1,071,534	$1,396,054	$1,116,865	$5,260,262	$4,597,691
Gross profit	$167,230	$147,771	$163,200	$163,105	$145,446	$126,242	$174,320	$133,770	$650,196	$570,888
CarMax Auto Finance income	$21,816	$25,748	$20,744	$22,677	$20,439	$17,649	$19,657	$18,889	$82,656	$84,963
Selling, general, and administrative expenses	$130,688	$115,553	$134,726	$120,714	$137,170	$114,282	$143,993	$117,825	$546,577	$468,374
Gain (loss) on franchise dispositions	$—	$—	$(11)	$(460)	$692	$1,207	$(48)	$1,580	$633	$2,327
Net earnings	$35,330	$35,260	$29,859	$39,610	$18,045	$19,053	$29,694	$22,526	$112,928	$116,450
Net earnings per share:
Basic	$0.34	$0.34	$0.29	$0.38	$0.17	$0.18	$0.28	$0.22	$1.09	$1.13
Diluted	$0.33	$0.34	$0.28	$0.37	$0.17	$0.18	$0.28	$0.21	$1.07	$1.10

Selling, General, and Administrative Expenses

The SG&A ratio was 10.4% in fiscal 2005, 10.2% in fiscal 2004, and 9.9% in fiscal 2003. As anticipated, the fiscal 2005, 2004, and 2003 SG&A ratios were adversely affected by the continuation of our store growth plan. During these three years, newer stores comprised an increasing percentage of our store base. New stores typically experience higher SG&A ratios during their first several years of operation. Additionally, the increase in the fiscal 2005 SG&A ratio reflects the deleveraging impact of lower comparable store unit sales experienced during the first half of the fiscal year.

The increases in the fiscal 2005, fiscal 2004, and fiscal 2003 SG&A ratios also reflect the expected higher level of operating expenses associated with being a standalone company following the October 1, 2002, separation from Circuit City. We estimate standalone costs were approximately $3.0 million to $4.0 million higher in fiscal 2005 than in fiscal 2004, and approximately $13.5 million higher in fiscal 2004 than in fiscal 2003. A majority of these costs related to employee benefits and insurance. The SG&A ratio for fiscal 2003 also included costs of $7.8 million associated with the separation of CarMax from Circuit City. Excluding these costs, the SG&A ratio would have been 9.7% in fiscal 2003.

Accounting for Leases

In February 2005, the Securities and Exchange Commission (“SEC”) issued an open letter addressing issues regarding public companies’ accounting for leases and leasing activities. Of specific concern to the SEC were the appropriate accounting for the amortization of leasehold improvements, periods of free or reduced rents (“rent holidays”), and incentives provided by a lessor related to leasehold improvements. CarMax has reviewed its accounting for leases with regard to the SEC’s specific concerns and compliance with generally accepted accounting principles. As a result of our review, in the fourth quarter of fiscal 2005, we recognized cumulative expenses of $1.5 million before tax, or $0.01 per share, and recorded capital lease obligations and property and equipment of approximately $17.3 million. The impact on our consolidated financial statements for fiscal 2005 and prior fiscal years was immaterial.

Income Taxes

The effective income tax rate was 38.8% in fiscal year 2005, 38.5% in fiscal 2004, and 39.5% in fiscal 2003. The fiscal 2005 increase resulted from geographic expansion into states with higher income tax rates, including having a larger percentage of stores located in unitary tax states. The higher fiscal 2003 effective tax rate included the impact of non-tax-deductible costs associated with the October 1, 2002, separation from Circuit City.

OPERATIONS OUTLOOK

Changes in Store Base

During the fiscal year ending February 28, 2006, we plan to expand our used car superstore base by approximately 16%, opening nine used car superstores. Planned entries into new mid-sized markets include Jacksonville, Fla.; Wichita, Kans.; Salt Lake City, Utah; and Virginia Beach, Va. Satellite superstore additions are planned for Miami, Fla.; Kansas City, Mo.; and Nashville, Tenn. In early fiscal 2006, we added a standard superstore and a satellite superstore in the Los Angeles market.

Fiscal 2006 Expectations

The fiscal 2006 expectations discussed below are based on historical and current trends in our business and should be read in conjunction with the “Cautionary Information About Forward-Looking Statements” section of this MD&A.

Fiscal 2006 Comparable Store Used Unit Growth. Assuming continuing healthy sales performance, we expect fiscal 2006 comparable store used unit growth in the range of 5% to 9%. We expect that the growth will be stronger in the first half of the fiscal year due to the relatively low level of comparable store used unit sales performance in the first half of fiscal 2005. Some of the economic and market factors that may have affected our sales in the first half of fiscal 2005 are still present in the market,

CARMAX 2005	24

including rising gasoline prices, increasing interest rates, wholesale vehicle prices rising somewhat faster than seasonal norms, and the potential for unpredictable new car manufacturer incentive behavior.

Fiscal 2006 Earnings Per Share. We currently expect fiscal 2006 earnings per share in the range of $1.20 to $1.30. We expect CAF income to increase only slightly from the fiscal 2005 level, as projected continuing interest rate increases will likely cause our cost of funds to once again rise more rapidly than consumer rates. Consequently, we expect CAF’s gain spread for fiscal 2006 to be slightly below the normalized range of 3.5% to 4.5%.

Our earnings expectations also reflect the cost to roll out marketwide advertising in Los Angeles for the first time as we open our fifth L.A. store. Finally, we expect between $2 million and $3 million in incremental costs related to separating our data center operation from Circuit City—the last cost expected to be added as a result of the separation. As a consequence of these higher costs, we would expect to see modest SG&A leverage only if we achieve the upper end of our expected comparable store used unit growth range. We currently expect our effective tax rate in fiscal 2006 to be approximately 38.4%.

We plan to adopt SFAS 123R, “Share-Based Payment,” which modifies SFAS 123, “Accounting for Stock-Based Compensation,” in fiscal 2007, beginning March 1, 2006. This revised accounting standard requires that all stock-based compensation, including grants of employee stock options, be accounted for using a fair-value-based method and recorded as a charge to earnings. The company is in the process of determining the effect of adopting SFAS 123R.

RECENT ACCOUNTING PRONOUNCEMENTS

For a discussion of recent accounting pronouncements applicable to the company, see Note 14 to the company’s consolidated financial statements.

FINANCIAL CONDITION

Operating Activities

We generated net cash from operating activities of $44.7 million in fiscal 2005, $148.5 million in fiscal 2004, and $72.0 million in fiscal 2003. The fiscal 2005 decline primarily resulted from an increase in inventory, due to the addition of nine used car superstores during the year, three stores opened shortly after the end of the fiscal year, and inventory to support expected comparable store used unit growth. The fiscal 2004 improvement primarily resulted from the increase in net earnings and a slight decrease in inventory, despite having added nine used car superstores during the year. The decrease in inventory in fiscal 2004 reflected the combined effects of a higher-than-normal inventory balance at the end of fiscal 2003 resulting from weather-impeded sales in February 2003 and the disposal of four new car franchises during the fiscal year.

Investing Activities

Net cash used in investing activities was $141.1 million in fiscal 2005, $73.8 million in fiscal 2004, and $80.4 million in fiscal 2003. Capital expenditures were $230.1 million in fiscal 2005, $181.3 million in fiscal 2004, and $122.0 million in fiscal 2003. The increase in capital expenditures reflects the increase in our store base associated with our growth plan. Additionally, a portion of the capital spending in fiscal 2005 and fiscal 2004 was associated with the construction of new corporate offices in Richmond, Va.

Capital expenditures are funded through sale-leaseback transactions, short- and long-term debt, and internally generated funds. Net proceeds from sales of assets totaled $89.0 million in fiscal 2005, $107.5 million in fiscal 2004, and $41.6 million in fiscal 2003. The majority of the sale proceeds relate to sale-leaseback transactions. In fiscal 2005, we entered into sale-leaseback transactions involving seven superstore properties valued at approximately $84.0 million. In fiscal 2004, we entered into sale-leaseback transactions involving nine superstore properties valued at a total of $107.0 million. In fiscal 2003, we entered into one sale-leaseback transaction involving three superstore properties valued at approximately $37.6 million. These transactions were structured with initial lease terms of either 15 or 20 years with four, five-year renewal options. At February 28, 2005, we owned six superstores currently in operation, as well as land and construction-in-progress related to several planned superstores. In addition, we have five superstores that have been accounted for as capital leases.

In fiscal 2006, we anticipate gross capital expenditures of approximately $250 million. Planned expenditures primarily relate to new store construction, including furniture, fixtures, and equipment; land purchases associated with future year store openings; new corporate offices; and leasehold improvements to existing properties. We expect to open nine used car superstores during fiscal 2006.

Financing Activities

Net cash provided by financing activities was $63.8 million in fiscal 2005. In fiscal 2004, net cash used in financing activities was $47.6 million, compared with net cash provided of $39.8 million in fiscal 2003. In fiscal 2005, we increased short-term debt by $60.8 million primarily to fund increased inventory. In fiscal 2004, we used cash generated from operations to reduce total outstanding debt by $51.6 million. In fiscal 2003, we increased total outstanding debt by $67.6 million and paid a one-time dividend of $28.4 million to Circuit City in conjunction with the separation transaction.

The aggregate principal amount of automobile loan receivables funded through securitizations, which are discussed in Notes 3 and 4 to the company’s consolidated financial statements, totaled $2.43 billion at February 28, 2005, $2.20 billion at February 29,

2004, and $1.86 billion at February 28, 2003. During fiscal 2005, we completed two public automobile loan securitizations totaling $1.15 billion. At February 28, 2005, the warehouse facility limit was $825.0 million and unused warehouse capacity totaled $162.5 million. The warehouse facility matures in June 2005. Note 2(C) and Note 4 to the company’s consolidated financial statements include a discussion of the warehouse facility. We anticipate that we will be able to renew, expand, or enter into new securitization arrangements to meet the future needs of the automobile finance operation.

25	CARMAX 2005

We maintain a $300 million credit facility secured by vehicle inventory. As of February 28, 2005, the amount outstanding under this credit facility was $165.2 million, with the remainder fully available to the company. See Note 9 to the company’s consolidated financial statements for discussion of expiration, renewals, and covenants associated with this facility.

We expect that proceeds from securitization transactions; sale-leaseback transactions; current and, if needed, additional credit facilities; and cash generated by operations will be sufficient to fund capital expenditures and working capital for the foreseeable future.

Off-Balance Sheet Arrangements

CAF provides prime auto financing for our used and new car sales. We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. We sell the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

We periodically use public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

Additional information regarding the nature, business purposes, and importance of our off-balance sheet arrangement to our liquidity and capital resources can be found in the CarMax Auto Finance Income, Financial Condition, and Market Risk sections of this MD&A, as well as in Notes 3 and 4 to the company’s consolidated financial statements.

MARKET RISK

Automobile Installment Loan Receivables

At February 28, 2005, and February 29, 2004, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating-rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital. Generally, changes in interest rates associated with underlying swaps will not have a material impact on earnings. However, changes in interest rates associated with underlying swaps may have a material impact on cash and cash flows.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 5 to the company’s consolidated financial statements for a description of these items.

The total principal amount of managed receivables securitized or held for investment or sale was as follows:

	As of February 28 or 29
(In millions)	2005	2004
Fixed-rate securitizations	$1,764.7	$1,647.9
Floating-rate securitizations synthetically altered to fixed	662.1	551.8
Floating-rate securitizations	0.4	0.7
Held for investment(1)	45.5	29.4
Held for sale(2)	22.2	18.8

Total	$2,494.9	$2,248.6

(1)	The majority is held by a bankruptcy-remote special purpose entity.
(2)	Held by a bankruptcy-remote special purpose entity.

CONTRACTUAL OBLIGATIONS

	As of February 28, 2005
		Less than	1 to 3	3 to 5	More than 5
(In millions)	Total	1 Year	Years	Years	Years
Revolving loan	$65.2	$65.2	$—	$—	$—
Term loan	100.0	—	100.0	—	—
Capital leases(1)	64.6	3.2	6.7	6.9	47.9
Operating leases(1)	890.3	61.3	120.8	122.0	586.1
Purchase obligations(2)	71.4	41.2	23.2	7.0	—

Total	$1,191.5	$170.9	$250.7	$135.9	$634.0

(1)	See Note 12 to the company’s consolidated financial statements.
(2)	Purchase obligations include certain enforceable and legally binding obligations related to the purchase of real property, third-party outsourcing services, construction services related to our new corporate offices, and certain automotive reconditioning products.

CARMAX 2005	26

Interest Rate Exposure

We also have interest rate risk from changing interest rates related to our outstanding debt. Substantially all of the debt is floating-rate debt based on LIBOR. A 100-basis point increase in market interest rates would not have had a material effect on our fiscal 2005 results of operations or cash flows.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a “safe harbor” when making forward-looking statements. This safe harbor encourages companies to provide prospective information about their business without fear of litigation. The company wishes to take advantage of the safe harbor provisions of the Act. Company statements that are not historical facts, including statements about management’s expectations for fiscal 2006 and beyond, are forward-looking statements and involve various risks and uncertainties.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Investors are cautioned not to place undue reliance on any forward-looking statements, which are based on current expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

•	In the normal course of business, we are subject to changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and/or increase costs resulting in lower profitability for the company.

•	The company operates in a highly competitive industry and new entrants to the industry could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins.

•	Any significant changes in retail prices for used and new vehicles could result in lower sales and margins for the company.

•	A reduction in the availability or access to sources of inventory would adversely affect the company’s business.

•	Should excess inventory develop, the inability to liquidate excess inventory at prices that allow the company to meet its margin targets or to recover its costs would adversely affect the company’s profitability.

•	The ability to attract and retain an effective management team in a dynamic environment and the availability of a suitable work force is vital to the company’s ability to manage and support its service-driven operating strategies. The inability to attract such a workforce team or a significant increase in payroll market costs would adversely affect the company’s profitability.

•	The company’s business is dependent upon the efficient operation of our information systems. The failure of our information systems to perform as designed or the failure to maintain and continually enhance or protect the integrity of these systems could disrupt the company’s business, impact sales and profitability, or expose us to customer or third-party claims.

•	Changes in the availability or cost of capital and working capital financing, including the availability of long-term financing to support development of the company and the availability of securitization financing, could adversely affect the company’s growth and operating strategies.

•	A decrease in the availability of appropriate real estate locations for expansion would limit the expansion of the company’s store base and the company’s future operating results.

•	The occurrence of weather events adversely affecting traffic at our retail locations could negatively impact the company’s operating results.

•	The occurrence of certain material events including natural disasters, acts of terrorism, the outbreak of war, or other significant national or international events could adversely affect the company’s operating results.

•	The imposition of new restrictions or regulations regarding the sale of products and/or services that the company sells, changes in tax or environmental rules and regulations applicable to the company or our competitors, or any failure to comply with such laws or any adverse change in such laws could increase costs and affect the company’s profitability.

•	We are subject to various litigation matters, which, if the outcomes in any significant matters are adverse, could negatively affect the company’s business.

27	CARMAX 2005

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 28 or 29
(In thousands except per share data)	2005	%(1)	2004	%(1)	2003	%(1)
SALES AND OPERATING REVENUES:
Used vehicle sales	$3,997,218	76.0	$3,470,615	75.5	$2,912,082	73.4
New vehicle sales	492,054	9.4	515,383	11.2	519,835	13.1
Wholesale vehicle sales	589,704	11.2	440,571	9.6	366,589	9.2
Other sales and revenues	181,286	3.4	171,122	3.7	171,438	4.3

NET SALES AND OPERATING REVENUES	5,260,262	100.0	4,597,691	100.0	3,969,944	100.0
Cost of sales	4,610,066	87.6	4,026,803	87.6	3,501,705	88.2

GROSS PROFIT	650,196	12.4	570,888	12.4	468,239	11.8
CARMAX AUTO FINANCE INCOME (NOTES 3 and 4)	82,656	1.6	84,963	1.8	82,399	2.1
Selling, general, and administrative expenses (NOTE 15)	546,577	10.4	468,374	10.2	392,417	9.9
Gain on franchise dispositions, net	633	—	2,327	0.1	—	—
Interest expense (NOTE 9)	2,806	0.1	1,137	—	2,261	0.1
Interest income	421	—	683	—	737	—

Earnings before income taxes	184,523	3.5	189,350	4.1	156,697	3.9
Provision for income taxes (NOTE 7)	71,595	1.4	72,900	1.6	61,895	1.6

NET EARNINGS	$112,928	2.1	$116,450	2.5	$94,802	2.4

Weighted average common shares (NOTE 11):
Basic	104,036		103,503		102,983
Diluted	105,779		105,628		104,570

NET EARNINGS PER SHARE (NOTE 11):
Basic	$1.09		$1.13		$0.92
Diluted	$1.07		$1.10		$0.91

(1)	Percents are calculated as a percentage of net sales and operating revenues and may not equal totals due to rounding.

See accompanying notes to consolidated financial statements.

CARMAX 2005	28

CONSOLIDATED BALANCE SHEETS

	At February 28 or 29
(In thousands except share data)	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (NOTE 2)	$29,099	$61,643
Accounts receivable, net	76,167	72,358
Automobile loan receivables held for sale (NOTE 4)	22,152	18,781
Retained interest in securitized receivables (NOTE 4)	147,963	145,988
Inventory	576,567	466,061
Prepaid expenses and other current assets	13,008	8,650

TOTAL CURRENT ASSETS	864,956	773,481
Property and equipment, net (NOTE 6)	406,301	251,459
Deferred income taxes (NOTE 7)	—	185
Other assets (NOTE 15)	21,756	22,762

TOTAL ASSETS	$1,293,013	$1,047,887

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$170,646	$145,517
Accrued expenses and other current liabilities (NOTE 15)	65,664	55,674
Accrued income taxes	1,179	4,050
Deferred income taxes (NOTE 7)	26,315	32,711
Short-term debt (NOTE 9)	65,197	4,446
Current installments of long-term debt (NOTE 9)	330	—

TOTAL CURRENT LIABILITIES	329,331	242,398
Long-term debt, excluding current installments (NOTE 9)	128,419	100,000
Deferred revenue and other liabilities	29,260	24,736
Deferred income taxes (NOTE 7)	5,027	—

TOTAL LIABILITIES	492,037	367,134

SHAREHOLDERS’ EQUITY (NOTES 1 AND 10):
Common stock, $0.50 par value; 350,000,000 shares authorized; 104,303,375 and 103,778,461 shares issued and outstanding at February 28, 2005, and February 29, 2004, respectively	52,152	51,889
Capital in excess of par value	489,164	482,132
Retained earnings	259,660	146,732

TOTAL SHAREHOLDERS’ EQUITY	800,976	680,753

Commitments and contingent liabilities (NOTES 8, 9, 12, AND 13)	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,293,013	$1,047,887

See accompanying notes to consolidated financial statements.

29	CARMAX 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28 or 29
(In thousands)	2005	2004	2003
OPERATING ACTIVITIES:

Net earnings	$112,928	$116,450	$94,802
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	20,145	16,181	14,873
Amortization of restricted stock awards	108	122	77
(Gain) loss on disposition of assets	(1,486)	(1,462)	30
Provision for deferred income taxes	(1,184)	(1,298)	8,880
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(3,809)	(15,909)	(6,008)
Increase in automobile loan receivables held for sale	(3,371)	(15,202)	(1,435)
Increase in retained interest in securitized receivables	(1,975)	(10,972)	(14,333)
(Increase) decrease in inventory	(110,506)	389	(67,366)
(Increase) decrease in prepaid expenses and other current assets	(4,358)	3,986	(10,571)
Decrease (increase) in other assets	42	4,647	(845)
Increase in accounts payable, accrued expenses and other current liabilities and accrued income taxes	35,876	48,570	51,375
Increase in deferred revenue and other liabilities	2,326	2,962	2,488

NET CASH PROVIDED BY OPERATING ACTIVITIES	44,736	148,464	71,967

INVESTING ACTIVITIES:

Purchases of property and equipment	(230,080)	(181,338)	(122,032)
Proceeds from sales of assets	88,999	107,493	41,621

NET CASH USED IN INVESTING ACTIVITIES	(141,081)	(73,845)	(80,411)

FINANCING ACTIVITIES:

Increase (decrease) in short-term debt, net	60,751	(51,605)	46,211
Issuance of long-term debt	—	—	100,000
Payments on long-term debt	(509)	—	(78,608)
Equity issuances, net	3,559	4,014	570
Special dividend paid	—	—	(28,400)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	63,801	(47,591)	39,773

(Decrease) increase in cash and cash equivalents	(32,544)	27,028	31,329
Cash and cash equivalents at beginning of year	61,643	34,615	3,286

CASH AND CASH EQUIVALENTS AT END OF YEAR	$29,099	$61,643	$34,615

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest	$5,726	$4,695	$3,862
Income taxes	$72,022	$59,987	$49,215
Noncash investing and financing activities:
Asset acquisitions from capitalization of leases	$29,258	$—	$—
Long-term debt obligations from capitalization of leases	$29,258	$—	$—

See accompanying notes to consolidated financial statements.

CARMAX 2005	30

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Parent’s Equity	Total
BALANCE AT FEBRUARY 28, 2002	—	$—	$—	$—	$485,479	$485,479

Net earnings	—	—	—	30,282	64,520	94,802
Equity issuances, net	—	—	—	—	2,589	2,589
Special dividend	—	—	—	—	(28,400)	(28,400)
Recapitalization due to separation	103,014	51,507	472,681	—	(524,188)	—
Exercise of common stock options	39	20	177	—	—	197
Shares purchased for employee stock purchase plan	—	—	(213)	—	—	(213)
Shares issued under stock incentive plans	30	15	408	—	—	423
Tax benefit from stock issued	—	—	12	—	—	12
Unearned compensation—restricted stock	—	—	(320)	—	—	(320)

BALANCE AT FEBRUARY 28, 2003	103,083	51,542	472,745	30,282	—	554,569

Net earnings	—	—	—	116,450	—	116,450
Exercise of common stock options	693	346	4,176	—	—	4,522
Shares purchased for employee stock purchase plan	—	—	(599)	—	—	(599)
Shares issued under stock incentive plans	3	2	95	—	—	97
Shares cancelled upon reacquisition by the company	(1)	(1)	(13)	—	—	(14)
Tax benefit from stock issued	—	—	5,598	—	—	5,598
Unearned compensation—restricted stock	—	—	130	—	—	130

BALANCE AT FEBRUARY 29, 2004	103,778	51,889	482,132	146,732	—	680,753

Net earnings	—	—	—	112,928	—	112,928
Exercise of common stock options	522	262	3,955	—	—	4,217
Shares purchased for employee stock purchase plan	—	—	(747)	—	—	(747)
Shares issued under stock incentive plans	4	2	88	—	—	90
Shares cancelled upon reacquisition by the company	(1)	(1)	(16)	—	—	(17)
Tax benefit from stock issued	—	—	3,628	—	—	3,628
Unearned compensation—restricted stock	—	—	124	—	—	124

BALANCE AT FEBRUARY 28, 2005	104,303	$52,152	$489,164	$259,660	$—	$800,976

See accompanying notes to consolidated financial statements.

31	CARMAX 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BACKGROUND AND BASIS OF PRESENTATION

CarMax, Inc. (“CarMax” and “the company”), including its wholly owned subsidiaries, is the largest retailer of used cars and light trucks in the United States. CarMax was the first used vehicle retailer to offer a large selection of quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility. CarMax also sells new vehicles under various franchise agreements. CarMax provides its customers with a full range of related services, including the financing of vehicle purchases through its own finance operation, CarMax Auto Finance (“CAF”), and third-party lenders; the sale of extended service plans; and vehicle repair service.

CarMax was formerly a subsidiary of Circuit City Stores, Inc. (“Circuit City”). On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction. As a result of the separation, all of the businesses, assets, and liabilities of the CarMax business are held in CarMax, Inc., an independent, separately traded public company.

At the separation date, Circuit City and CarMax executed a transition services agreement and a tax allocation agreement. The transition services agreement specified initial service periods ranging from 6 to 24 months, with varying renewal options. The tax allocation agreement provided that the preseparation taxes attributable to the business of each party would be borne solely by that party.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of Consolidation

The consolidated financial statements include the accounts of CarMax and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) Cash and Cash Equivalents

Cash equivalents of $18.0 million and $48.9 million at February 28, 2005, and February 29, 2004, respectively, consisted of highly liquid debt securities with original maturities of three months or less. Included in cash equivalents at February 28, 2005, and February 29, 2004, were restricted cash deposits of $12.0 million and $13.0 million, respectively, which were associated with certain insurance deductibles. Additional restricted cash related to auto loan receivables at February 29, 2004, was $6.4 million.

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

The transfers of receivables are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The company retains an interest in the automobile loan receivables that it securitizes. The retained interest presented on the company’s consolidated balance sheets includes the present value of the expected residual cash flows generated by the securitized receivables, the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through the warehouse facility and certain public securitizations. The retained interest is carried at fair value and changes in fair value are included in earnings. See Notes 3 and 4 for additional discussion of securitizations.

(D) Fair Value of Financial Instruments

The carrying value of the company’s cash and cash equivalents, receivables including automobile loan receivables, accounts payable, short-term borrowings, and long-term debt approximates fair value. The company’s retained interest in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E) Trade Accounts Receivable

Trade accounts receivable, net of an allowance for doubtful accounts, include certain amounts due from finance companies and customers, as well as from manufacturers for incentives and warranty reimbursements, and for other miscellaneous receivables. The estimate for doubtful accounts is based on historical experience and trends.

(F) Inventory

Inventory is comprised primarily of vehicles held for sale or undergoing reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory. Certain manufacturer incentives and rebates for new car inventory, including holdbacks, are recognized as a reduction to new car inventory when CarMax purchases the vehicles. Volume-based incentives are recognized as a reduction to new car inventory cost when achievement of volume thresholds is determined to be probable.

CARMAX 2005	32

(G) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(H) Computer Software Costs

External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of five years.

(I) Goodwill and Intangible Assets

The company reviews goodwill and intangible assets for impairment annually or when circumstances indicate the carrying amount may not be recoverable. As of February 28, 2005, and February 29, 2004, no impairment of goodwill or intangible assets resulted from the annual impairment tests.

(J) Defined Benefit Plan Obligations

Defined benefit retirement plan obligations are included in accrued expenses and other current liabilities on the company’s consolidated balance sheets. The defined benefit retirement plan obligations are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used in measuring the plan obligations include the discount rate, the rate of salary increases, and the estimated future return on plan assets.

(K) Insurance Liabilities

Insurance liabilities are included in accrued expenses and other current liabilities on the company’s consolidated balance sheets. The company uses a combination of insurance and self-insurance for a number of risks including workers’ compensation, general liability, and employee-related health care benefits, a portion of which is paid by associates. Estimated insurance liabilities are determined by considering historical claims experience, demographic factors, and other actuarial assumptions.

(L) Impairment or Disposal of Long-Lived Assets

The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

(M) Store Opening Expenses

Costs relating to store openings, including preopening costs, are expensed as incurred.

(N) Income Taxes

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

(O) Revenue Recognition

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

The company sells extended service plans on behalf of unrelated third parties. These service plans have terms of coverage from 12 to 72 months. Because these third parties are the primary obligors under these service plans, commission revenue is recognized at the time of sale, net of a reserve for estimated customer returns of the service plans. The reserve for returns is based on historical experience and trends.

(P) Advertising Expenses

All advertising costs are expensed as incurred. Advertising expenses are included in selling, general, and administrative expenses in the accompanying consolidated statements of earnings.

(Q) Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share is computed by dividing net earnings by the sum of the weighted average number of shares of common stock outstanding and dilutive potential common stock.

(R) Stock-Based Compensation

The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under this opinion and related interpretations, compensation expense is recorded on the date of grant and amortized over the period of service only if the market value of the underlying stock on the grant date exceeds the exercise price. No stock option-based employee compensation cost is reflected in net earnings, as options granted under those plans had exercise prices equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and net earnings per share as if the fair-value-based method of accounting had been

33	CARMAX 2005

applied to all outstanding stock awards in each reported period as follows:

	Years Ended February 28 or 29
(In thousands except per share data)	2005	2004	2003
Net earnings, as reported	$112,928	$116,450	$94,802

Total additional stock-based compensation expenses determined under the fair-value-based method for all awards, net of related tax effects	11,501	6,759	4,391

Pro forma net earnings	$101,427	$109,691	$90,411

Earnings per share:
Basic, as reported	$1.09	$1.13	$0.92
Basic, pro forma	$0.97	$1.06	$0.88

Diluted, as reported	$1.07	$1.10	$0.91
Diluted, pro forma	$0.97	$1.04	$0.86

The pro forma effect on fiscal 2005 and prior fiscal years may not be representative of the pro forma effects on net earnings and earnings per share for future years.

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	Years Ended February 28 or 29
	2005	2004	2003
Expected dividend yield	—	—	—
Expected stock volatility	73%	78%	76%
Risk-free interest rates	3%	3%	4%
Expected lives (in years)	5	5	5

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $18 per share in fiscal 2005, $9 per share in fiscal 2004, and $17 per share in fiscal 2003.

(S) Derivative Financial Instruments

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

(T) Risks and Uncertainties

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

(U) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3	CARMAX AUTO FINANCE INCOME

The company’s finance operation, CAF, originates prime-rated financing for qualified customers at competitive market rates of interest. Throughout each month, the company sells substantially all of the loans originated by CAF in securitization transactions as discussed in Note 4. The majority of the contribution from CAF is generated by the spread between the interest rate charged to the customer and the company’s cost of funds. A gain, recorded at the time of the securitization transaction, results from recording a receivable approximately equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayment and default rates.

CarMax Auto Finance income was as follows:

	Years Ended February 28 or 29
(In millions)	2005	2004	2003
Gains on sales of loans	$58.3	$65.1	$68.2

Other CAF income:
Servicing fee income	24.7	21.8	17.3
Interest income	19.0	16.0	11.5

Total other CAF income	43.7	37.8	28.8

Direct CAF expenses:
CAF payroll and fringe benefit expense	9.0	8.2	7.0
Other direct CAF expenses	10.3	9.7	7.6

Total direct CAF expenses	19.3	17.9	14.6

CarMax Auto Finance income	$82.7	$85.0	$82.4

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

CARMAX 2005	34

4	SECURITIZATIONS

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. The special purpose entity and investors have no recourse to the company’s assets. The company’s risk is limited to the retained interest on the company’s consolidated balance sheets. The investors issue commercial paper supported by the transferred receivables, and the proceeds from the sale of the commercial paper are used to pay for the securitized receivables. This program is referred to as the warehouse facility.

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

	Years Ended February 28 or 29
(In millions)	2005	2004	2003
Net loans originated	$1,490.3	$1,407.6	$1,189.0
Loans sold	$1,534.8	$1,390.2	$1,185.9
Gains on sales of loans	$58.3	$65.1	$68.2
Gains on sales of loans as a percentage of loans sold	3.8%	4.7%	5.8%

Retained Interest

The company retains an interest in the automobile loan receivables that it securitizes. The retained interest, presented as a current asset on the company’s consolidated balance sheets, serves as a credit enhancement for the benefit of the investors in the securitized receivables. The retained interest includes the present value of the expected residual cash flows generated by the securitized receivables, or “interest-only strip receivables,” the restricted cash on deposit in various reserve accounts, and an undivided ownership interest in the receivables securitized through the warehouse facility and certain public securitizations, or “required excess receivables,” as described below. On a combined basis, the cash reserves and required excess receivables are generally 2% to 4% of managed receivables. The special purpose entities and the investors have no recourse to the company’s assets. The company’s risk is limited to the retained interest on the company’s consolidated balance sheets. The fair value of the retained interest may fluctuate depending on the performance of the securitized receivables.

The fair value of the retained interest was $148.0 million as of February 28, 2005, and $146.0 million as of February 29, 2004. The retained interest had a weighted average life of 1.5 years as of February 28, 2005, and as of February 29, 2004. As defined in SFAS No. 140, the weighted average life in periods (for example, months or years) of prepayable assets is calculated by multiplying the principal collections expected in each future period by the number of periods until that future period, summing those products, and dividing the sum by the initial principal balance. The following is a detailed explanation of the components of the retained interest.

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

Restricted Cash. Restricted cash represents amounts on deposit in various reserve accounts established for the benefit of the securitization investors. In the event that the cash generated by the securitized receivables in a given period was insufficient to pay the interest, principal, and other required payments, the balances on deposit in the reserve accounts would be used to pay those amounts. In general, each of the company’s securitizations requires that an amount equal to a specified percentage of the initial receivables balance be deposited in a reserve account on the closing date and that any excess cash generated by the receivables be used to fund the reserve account to the extent necessary to maintain the required amount. If the amount on deposit in the reserve account exceeds the required amount, an amount equal to that excess is released through the special purpose entity to the company. In the public securitizations, the amount required to be on deposit in the reserve account must equal or exceed a specified floor amount. The reserve account remains at the floor amount until the investors are paid in full, at which time the remaining reserve account balance is released through the special purpose entity to the company. The amount required to be maintained in the public securitization reserve accounts may increase depending upon the performance of the securitized receivables. The amount on deposit in restricted cash accounts was $33.5 million as of February 28, 2005, and $34.8 million as of February 29, 2004.

35	CARMAX 2005

Required Excess Receivables. The warehouse facility and certain public securitizations require that the total value of the securitized receivables exceed, by a specified amount, the principal amount owed to the investors. The required excess receivables balance represents this specified amount. Any cash flows generated by the required excess receivables are used, if needed, to make payments to the investors. The unpaid principal balance related to the required excess receivables was $44.3 million as of February 28, 2005, and $28.8 million as of February 29, 2004.

Key Assumptions Used in Measuring the Retained Interest and Sensitivity Analysis

The following table shows the key economic assumptions used in measuring the fair value of the retained interest at February 28, 2005, and a sensitivity analysis showing the hypothetical effect on the retained interest if there were unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2005, were not materially different from assumptions used to measure the fair value of the retained interest at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(In millions)	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment rate	1.45%–1.55%	$5.3	$10.3
Cumulative default rate	1.85%–2.50%	$4.0	$8.1
Annual discount rate	12.0%	$2.1	$4.2

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

Cumulative Default Rate. The cumulative default rate, or “static pool” net losses, is calculated by dividing the total projected future credit losses of a pool of receivables by the original pool balance.

Continuing Involvement with Securitized Receivables

The company continues to manage the automobile loan receivables that it securitizes. The company receives servicing fees of approximately 1% of the outstanding principal balance of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the company for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded. The company is at risk for the retained interest in the securitized receivables. If the securitized receivables do not perform as originally projected, the value of the retained interest would be impacted. The assumptions used to value the retained interest, as well as a sensitivity analysis, are detailed in the “Key Assumptions Used in Measuring the Retained Interest and Sensitivity Analysis” section of this footnote. Supplemental information about the managed receivables is shown in the following tables:

	As of February 28 or 29
(In millions)	2005	2004	2003
Loans securitized	$2,427.2	$2,200.4	$1,859.1
Loans held for sale or investment	67.7	48.2	19.6

Ending managed receivables	$2,494.9	$2,248.6	$1,878.7

Accounts 31+ days past due	$31.1	$31.4	$27.6
Past due accounts as a percentage of ending managed receivables	1.24%	1.40%	1.47%

	Years Ended February 28 or 29
(In millions)	2005	2004	2003
Average managed receivables	$2,383.6	$2,099.4	$1,701.0
Credit losses on managed receivables	$19.5	$21.1	$17.5
Annualized credit losses as a percentage of average managed receivables	0.82%	1.01%	1.03%

Selected Cash Flows from Securitized Receivables

The table below summarizes certain cash flows received from and paid to the automobile loan securitizations:

	Years Ended February 28 or 29
(In millions)	2005	2004	2003
• Proceeds from new securitizations	$1,260.0	$1,185.5	$1,018.7
• Proceeds from collections reinvested in revolving period securitizations	$590.8	$514.9	$468.9
• Servicing fees received	$24.5	$21.5	$17.0
• Other cash flows received from the retained interest:
Interest-only strip receivables	$79.8	$74.1	$65.4
Cash reserve releases, net	$14.1	$16.6	$25.3

Proceeds from New Securitizations. Proceeds from new securitizations represent receivables newly securitized through the warehouse facility during the period. Previously securitized receivables that are periodically refinanced through the warehouse facility or in public securitizations are not considered new securitizations for this table.

CARMAX 2005	36

Proceeds from Collections. Proceeds from collections reinvested in revolving period securitizations represent principal amounts collected on receivables securitized through the warehouse facility that are used to fund new originations.

Servicing Fees. Servicing fees received represent cash fees paid to the company to service the securitized receivables.

Other Cash Flows Received from the Retained Interest. Other cash flows received from the retained interest represent cash received by the company from securitized receivables other than servicing fees. It includes cash collected on interest-only strip receivables and amounts released to the company from restricted cash accounts.

Financial Covenants and Performance Triggers

Certain securitization agreements include various financial covenants and performance triggers. For such agreements, the company must meet financial covenants relating to minimum tangible net worth, maximum total liabilities to tangible net worth ratio, minimum tangible net worth to managed assets ratio, minimum current ratio, minimum cash balance or borrowing capacity, and minimum fixed charge coverage ratio. Certain securitized receivables must meet performance tests relating to portfolio yield, default rates, and delinquency rates. If these financial covenants and/or performance tests are not met, in addition to other consequences, the company may be unable to continue to securitize receivables through the warehouse facility or it may be terminated as servicer under the securitizations. At February 28, 2005, the company was in compliance with these financial covenants, and the securitized receivables were in compliance with these performance triggers.

5	FINANCIAL DERIVATIVES

The company enters into amortizing fixed-pay interest rate swaps relating to its automobile loan receivable securitizations. Swaps are used to better match funding costs to the fixed-rate receivables being securitized by converting variable-rate financing costs in the warehouse facility to fixed-rate obligations. The company entered into one 18-month and twenty-six 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.36 billion in fiscal 2005, twenty-two 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.21 billion in fiscal 2004, and one 20-month and twelve 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.05 billion in fiscal 2003. The amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $662.1 million at February 28, 2005, and $551.8 million at February 29, 2004. The fair value of swaps included in prepaid expenses and other current assets totaled a net asset of $5.4 million at February 28, 2005, and the fair value of swaps included in accounts payable totaled a net liability of $2.0 million at February 29, 2004.

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

6	PROPERTY AND EQUIPMENT

Property and equipment, at cost, is summarized as follows:

	As of February 28 or 29
(In thousands)	2005	2004
Buildings (25 to 40 years)	$49,047	$30,985
Land	37,650	25,716
Land held for sale	2,664	3,163
Land held for development	6,084	3,580
Construction in progress	198,682	116,639
Furniture, fixtures, and equipment (5 to 15 years)	125,734	103,787
Leasehold improvements (8 to 15 years)	45,346	37,533
Capital leases (15 to 20 years)	29,258	—

	494,465	321,403

Less accumulated depreciation and amortization	88,164	69,944

Property and equipment, net	$406,301	$251,459

Land held for development represents land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported. Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as long-term debt. Amortization of capital lease assets is computed on a straight-line basis over the shorter of the useful life or the term of the lease and is included in depreciation expense.

7	INCOME TAXES

The components of the provision for income taxes on net earnings were as follows:

	Years Ended February 28 or 29
(In thousands)	2005	2004	2003
Current:
Federal	$62,662	$65,212	$47,600
State	10,117	8,986	5,415

Total	72,779	74,198	53,015

Deferred:
Federal	(1,068)	(1,180)	8,614
State	(116)	(118)	266

Total	(1,184)	(1,298)	8,880

Provision for income taxes	$71,595	$72,900	$61,895

37	CARMAX 2005

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29
	2005	2004	2003
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	3.5	3.1	3.0
Nondeductible items	0.3	0.4	1.5

Effective income tax rate	38.8%	38.5%	39.5%

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities were as follows:

	As of February 28 or 29
(In thousands)	2005	2004
Deferred tax assets:
Accrued expenses	$12,381	$9,048
Other	100	79

Total gross deferred tax assets	12,481	9,127

Deferred tax liabilities:
Securitized receivables	23,301	27,940
Inventory	8,515	7,607
Depreciation and amortization	7,744	5,224
Investment basis	4,106	—
Prepaid expenses	157	882

Total gross deferred tax liabilities	43,823	41,653

Net deferred tax liability	$31,342	$32,526

Based on the company’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income and future reversals of existing temporary differences; therefore, no valuation allowance is necessary.

8	BENEFIT PLANS

(A) Retirement Plans

The company has a noncontributory defined benefit pension plan (the “pension plan”) covering the majority of full-time employees who are at least 21 years old and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. The company also has an unfunded nonqualified plan (the “restoration plan”) that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The liabilities for these plans are included in accrued expenses and other current liabilities in the consolidated balance sheets. The company uses a fiscal year end measurement date for both the pension plan and the restoration plan.

Funding Policy. For the defined benefit pension plan, the company contributes amounts sufficient to meet minimum funding requirements as set forth in the employee benefit and tax laws plus any additional amounts as the company may determine to be appropriate. The company expects to contribute at least $4.0 million to the pension plan in fiscal 2006.

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

Assets. Assets used in calculating the funded status are measured at current market values. The restoration plan is excluded since it is unfunded. Changes in the market value of the company’s pension plan assets were as follows:

	Years Ended February 28 or 29 Pension Plan
(In thousands)	2005	2004
Fair value of plan assets at beginning of year	$16,404	$5,676
Actual return on plan assets	1,849	2,564
Adjustment for separation	—	606
Employer contributions	7,381	7,785
Benefits paid	(318)	(227)

Fair value of plan assets at end of year	$25,316	$16,404

TABLE 1 — CHANGES IN PROJECTED BENEFIT OBLIGATION

	Years Ended February 28 or 29
	Pension Plan		Restoration Plan		Total
(In thousands)	2005	2004	2005	2004	2005	2004
Projected benefit obligation at beginning of year	$35,918	$24,555	$3,596	$2,031	$39,514	$26,586
Service cost	6,557	5,529	343	231	6,900	5,760
Interest cost	2,152	1,679	232	126	2,384	1,805
Plan amendments	—	—	267	—	267	—
Actuarial loss	4,365	3,074	70	1,208	4,435	4,282
Adjustment for separation	—	1,308	—	—	—	1,308
Benefits paid	(318)	(227)	—	—	(318)	(227)

Projected benefit obligation at end of year	$48,674	$35,918	$4,508	$3,596	$53,182	$39,514

CARMAX 2005	38

Funded Status. The funded status represents the difference between the projected benefit obligations and the market value of the assets. The components of the funded status of the retirement plans were as follows:

	As of February 28 or 29
	Pension Plan		Restoration Plan		Total
(In thousands)	2005	2004	2005	2004	2005	2004
Reconciliation of funded status:
Funded status	$(23,358)	$(19,514)	$(4,508)	$(3,596)	$(27,866)	$(23,110)
Unrecognized actuarial loss	13,877	10,574	1,945	2,024	15,822	12,598
Unrecognized prior service benefit/(cost)	257	294	242	(1)	499	293

Net amount recognized	$(9,224)	$(8,646)	$(2,321)	$(1,573)	$(11,545)	$(10,219)

Additional Information.

	As of February 28 or 29
	Pension Plan		Restoration Plan		Total
(In thousands)	2005	2004	2005	2004	2005	2004
Projected benefit obligation	$48,674	$35,918	$4,508	$3,596	$53,182	$39,514
Accumulated benefit obligation	$30,646	$21,991	$2,419	$1,553	$33,065	$23,544
Fair value of plan assets	$25,316	$16,404	—	—	$25,316	$16,404

Expense. The components of net pension expense were as follows:

	Years Ended February 28 or 29
	Pension Plan			Restoration Plan			Total
(In thousands)	2005	2004	2003	2005	2004	2003	2005	2004	2003
Service cost	$6,557	$5,529	$4,021	$343	$231	$197	$6,900	$5,760	$4,218
Interest cost	2,152	1,679	1,104	232	126	99	2,384	1,805	1,203
Expected return on plan assets	(1,523)	(892)	(617)	—	—	—	(1,523)	(892)	(617)
Amortization of prior year service cost	37	37	35	24	—	—	61	37	35
Recognized actuarial loss	736	647	194	149	53	32	885	700	226

Net pension expense	$7,959	$7,000	$4,737	$748	$410	$328	$8,707	$7,410	$5,065

Assumptions. Assumptions used to determine benefit obligations were as follows:

	Years Ended February 28 or 29
	Pension Plan			Restoration Plan
	2005	2004	2003	2005	2004	2003
Weighted average discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Rate of increase in compensation levels	5.00%	5.00%	6.00%	7.00%	7.00%	6.00%

Assumptions used to determine net pension expense were as follows:

	As of February 28 or 29
	Pension Plan			Restoration Plan
	2005	2004	2003	2005	2004	2003
Weighted average discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Expected rate of return on plan assets	8.00%	9.00%	9.00%	—	—	—
Rate of increase in compensation levels	5.00%	6.00%	7.00%	7.00%	6.00%	7.00%

39	CARMAX 2005

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

Asset Allocation Strategy. The company’s pension plan assets are held in trust. The asset allocation was as follows:

		As of February 28 or 29
		2005	2004
	Target Allocation	Actual Allocation	Actual Allocation
Equity securities	80%	76%	80%
Fixed income securities	20%	24%	20%

Total	100%	100%	100%

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

Estimated Future Benefit Payments. As of February 28, 2005, expected benefit payments, which reflect estimated future employee service, as appropriate, were as follows:

(In thousands)	Pension Plan	Restoration Plan
Fiscal 2006	$136	$4
Fiscal 2007	209	65
Fiscal 2008	307	119
Fiscal 2009	433	193
Fiscal 2010	609	237
Fiscal 2011 through 2015	$7,535	$1,553

(B) 401(k) Plans

CarMax sponsors a 401(k) plan for all associates meeting certain eligibility criteria. Under the plan, eligible associates can contribute up to 40% of their salaries, and the company matches a portion of those contributions. The total expense for this plan was $1.7 million in fiscal 2005, $1.1 million in fiscal 2004, and $1.0 million in fiscal 2003.

9	DEBT

Total debt is summarized as follows:

	As of February 28 or 29
(In thousands)	2005	2004
Term loan	$100,000	$100,000
Revolving loan	65,197	4,446
Obligations under capital leases [Note 12]	28,749	—

Total debt	193,946	104,446
Less current installments	330	—
Less short-term debt	65,197	4,446

Total long-term debt, excluding current installments	$128,419	$100,000

The company has a $300 million credit agreement secured by vehicle inventory. The credit agreement includes a $200 million revolving loan commitment and a $100 million term loan. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. Under this agreement, the company must meet financial covenants relating to minimum current ratio, maximum total liabilities to tangible net worth ratio, and minimum fixed charge coverage ratio. The credit agreement is scheduled to terminate on May 17, 2006. The termination date of the agreement will be automatically extended annually for one year unless either CarMax or the lender elects, prior to the extension date, not to extend the agreement. As of February 28, 2005, the amount outstanding under this credit agreement was $165.2 million.

In fiscal 2005, the company recorded five capital leases for superstores. The related lease assets are included in property and equipment. These leases were structured at varying interest rates with initial lease terms ranging from 15 to 20 years with payments made monthly. The present value of minimum lease payments totaled $28.7 million at February 28, 2005.

The weighted average interest rate on the outstanding short-term debt was 4.3% during fiscal 2005, 3.5% during fiscal 2004, and 3.2% during fiscal 2003.

The company capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $3.5 million in fiscal 2005, $2.5 million in fiscal 2004, and $1.0 million in fiscal 2003.

10	STOCK AND STOCK-BASED INCENTIVE PLANS

(A) Shareholder Rights Plan and Undesignated Preferred Stock

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

CARMAX 2005	40

stock, which has preferential dividend and liquidation rights, have been authorized and designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of CarMax, Inc. common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the CarMax, Inc. common stock valued at two times the exercise price. The company also has an additional 19,880,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(B) Stock Incentive Plans

Under the company’s stock incentive plans, nonqualified stock options may be granted to management, key employees, and outside directors to purchase shares of common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to ten years from the date of grant. CarMax has authorized 10,100,000 shares of common stock to be issued as either options, stock appreciation rights, restricted stock grants, or stock grants. Shares of common stock available for issuance of options, stock appreciation rights, restricted stock grants, or stock grants totaled 1,727,450 at February 28, 2005.

The company’s stock option activity is summarized in Table 2. Table 3 summarizes information about stock options outstanding as of February 28, 2005.

(C) Restricted Stock

The company has issued restricted stock under the provisions of the CarMax, Inc. 2002 Amended and Restated Stock Incentive Plan whereby management and key employees are granted restricted shares of common stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three or four years from the date of grant. No restricted stock awards were granted in fiscal 2005. In fiscal 2004, 228 shares of restricted stock were granted.

At the date of grant, the market value of all shares granted is recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction periods. The total charge to operations was $108,000 in fiscal 2005; $121,500 in fiscal 2004; and $77,400 in fiscal 2003. Outstanding shares of restricted common stock at February 28, 2005, and February 29, 2004, were 23,918 and 25, 817, respectively.

(D) Employee Stock Purchase Plan

The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of common stock. For each $1.00 contributed by employees under the plan, the company matches $0.15. Purchases are limited to 10% of an employee’s eligible compensation, up to a maximum of $7,500 per year. CarMax has authorized up to 1,000,000 shares of common stock for the employee stock purchase plan. The source of the shares available for purchase by employees may, at the company’s option, be open market purchases or newly issued shares.

At February 28, 2005, a total of 515,886 shares remained available under the plan. Shares purchased on the open market on behalf of employees were 225,961 during fiscal 2005; 161,662 during fiscal 2004; and 213,931 during fiscal 2003. The average price per share purchased under the plan was $25.96 in fiscal 2005, $29.97 in fiscal 2004, and $19.43 in fiscal 2003. The company match totaled $746,700 in fiscal 2005; $598,600 in fiscal 2004; and $520,700 in fiscal 2003.

TABLE 2 — STOCK OPTION ACTIVITY

	Years Ended February 28 or 29
	2005		2004		2003
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,676	$12.24	4,345	$10.25	3,631	$4.81
Granted	2,126	$29.47	2,154	$14.59	1,134	$26.22
Exercised	(522)	$8.40	(693)	$6.53	(285)	$5.06
Cancelled	(188)	$21.50	(130)	$14.88	(135)	$9.03

Outstanding at end of year	7,092	$17.45	5,676	$12.24	4,345	$10.25

Options exercisable at end of year	2,693	$9.93	1,839	$8.02	1,440	$6.08

TABLE 3 — OUTSTANDING STOCK OPTIONS

	Options Outstanding as of February 28, 2005			Options Exercisable as of February 28, 2005
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.63	526	2.0	$1.63	526	$1.63
$3.31 to $4.89	1,145	3.0	$4.82	793	$4.79
$6.06 to $8.69	452	1.3	$6.16	452	$6.16
$12.93 to $19.16	1,955	8.0	$14.31	455	$14.34
$20.00 to $28.38	972	4.3	$26.64	448	$26.80
$29.61 to $43.44	2,042	9.0	$29.72	19	$40.72

Total	7,092	6.1	$17.45	2,693	$9.93

41	CARMAX 2005

11	EARNINGS PER SHARE

CarMax was a wholly owned subsidiary of Circuit City during a portion of fiscal 2003. Earnings per share for fiscal 2003 has been presented to reflect the capital structure effective with the separation of CarMax from Circuit City. All earnings per share calculations have been computed as if the separation had occurred at the beginning of fiscal 2003.

Reconciliations of the numerator and denominator of basic and diluted earnings per share are presented below:

	Years Ended February 28 or 29
(In thousands except per share data)	2005	2004	2003
Weighted average common shares	104,036	103,503	102,983
Dilutive potential common shares:
Options	1,728	2,113	1,579
Restricted stock	15	12	8

Weighted average common shares and dilutive potential common shares	105,779	105,628	104,570

Net earnings available to common shareholders	$112,928	$116,450	$94,802
Basic net earnings per share	$1.09	$1.13	$0.92
Diluted net earnings per share	$1.07	$1.10	$0.91

Certain options were outstanding and not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. Excluded from the computations were options to purchase 26,580 shares of CarMax, Inc. common stock with exercise prices ranging from $30.34 to $43.44 per share at the end of fiscal 2005; options to purchase 18,364 shares with exercise prices ranging from $35.23 to $43.44 per share at the end of fiscal 2004; and options to purchase 1,053,610 shares with exercise prices ranging from $18.60 to $43.44 per share at the end of fiscal 2003.

12	LEASE COMMITMENTS

The company conducts most of its business in leased premises. The company’s lease obligations are based upon contractual minimum rates. CarMax operates 23 of its superstores pursuant to various leases under which its former parent Circuit City was the original tenant and primary obligor. Circuit City had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available at that time to Circuit City as a large retailer. Circuit City has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City remains contingently liable under the leases. In recognition of this ongoing contingent liability, CarMax made a one-time special dividend payment of $28.4 million to Circuit City on the October 1, 2002, separation date.

Rent expense for all operating leases was $61.5 million in fiscal 2005, $54.2 million in fiscal 2004, and $48.1 million in fiscal 2003. Most leases provide that the company pay taxes, maintenance, insurance, and operating expenses applicable to the premises. The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 5 to 20 years at terms similar to the initial terms. For operating leases, rent is recognized on a straight-line basis over the lease term, including scheduled rent increases and rent holidays.

As of February 28, 2005, future minimum fixed lease obligations, excluding taxes, insurance, and other costs payable directly by the company, were approximately:

(In thousands)	Capital Leases	Operating Lease Commitments
Fiscal 2006	$3,201	$61,312
Fiscal 2007	3,341	60,500
Fiscal 2008	3,341	60,305
Fiscal 2009	3,351	60,676
Fiscal 2010	3,503	61,323
Fiscal 2011 and thereafter	47,901	586,140

Total minimum lease payments	64,638	$890,256

Less amounts representing interest	(35,889)

Present value of net minimum capital lease payments [Note 9]	$28,749

CARMAX 2005	42

The company entered into sale-leaseback transactions involving seven superstores valued at approximately $84.0 million in fiscal 2005, and sale-leaseback transactions for nine superstores valued at approximately $107.0 million in fiscal 2004. The resulting leases have initial terms of 15 or 20 years with various renewal options. All sale-leaseback transactions are structured at competitive rates. Gains or losses on sale-leaseback transactions are recorded as deferred rent and amortized over the terms of the leases. The company does not have continuing involvement under the sale-leaseback transactions. In conjunction with certain sale-leaseback transactions, the company must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. The company was in compliance with all such covenants at February 28, 2005.

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

As part of its customer service strategy, the company guarantees the vehicles it retails with a 30-day limited warranty. A vehicle in need of repair within 30 days of the customer’s purchase will be repaired free of charge. As a result of this guarantee, each vehicle sold has an implied liability associated with it. Accordingly, the company records a provision for repairs during the guarantee period for each vehicle sold based on historical trends. The liability for this guarantee was $1.9 million at February 28, 2005, and $1.4 million at February 29, 2004, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

14	RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 123R, “Share-Based Payment,” replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB 25, “Accounting for Stock Issued to Employees.” This new standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). In accordance with the revised statement, the company will be required to recognize the expense attributable to stock options effective with the company’s 2007 fiscal year, beginning March 1, 2006. The company has not yet determined the impact of adopting SFAS 123R on its financial position, results of operations, or cash flows.

15	SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

(A) Goodwill and Other Intangibles

Other assets on the consolidated balance sheets included goodwill and other intangibles with a carrying value of $15.0 million as of February 28, 2005, and $16.0 million as of February 29, 2004.

(B) Accrued Compensation and Benefits

Accrued expenses and other current liabilities on the consolidated balance sheets included accrued compensation and benefits of $53.8 million as of February 28, 2005, and $44.5 million as of February 29, 2004.

(C) Advertising Expense

Selling, general, and administrative expenses on the consolidated statements of earnings included advertising expense of $73.6 million in fiscal 2005, $62.4 million in fiscal 2004, and $52.4 million in fiscal 2003. Advertising expenses were 1.4% of net sales and operating revenues for fiscal 2005 and fiscal 2004 and 1.3% for fiscal 2003.

16	SUBSEQUENT EVENTS

In April 2005, the company completed a $617.0 million public securitization of automobile loan receivables. The company also completed the sale-leaseback of one superstore for proceeds of $16.7 million.

43	CARMAX 2005

17	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales and operating revenues	$1,324,990	$1,172,835	$1,323,507	$1,236,457	$1,215,711	$1,071,534	$1,396,054	$1,116,865	$5,260,262	$4,597,691
Gross profit	$167,230	$147,771	$163,200	$163,105	$145,446	$126,242	$174,320	$133,770	$650,196	$570,888
CarMax Auto Finance income	$21,816	$25,748	$20,744	$22,677	$20,439	$17,649	$19,657	$18,889	$82,656	$84,963
Selling, general, and administrative expenses	$130,688	$115,553	$134,726	$120,714	$137,170	$114,282	$143,993	$117,825	$546,577	$468,374
Gain (loss) on franchise dispositions	$—	$—	$(11)	$(460)	$692	$1,207	$(48)	$1,580	$633	$2,327
Net earnings	$35,330	$35,260	$29,859	$39,610	$18,045	$19,053	$29,694	$22,526	$112,928	$116,450
Net earnings per share:
Basic	$0.34	$0.34	$0.29	$0.38	$0.17	$0.18	$0.28	$0.22	$1.09	$1.13
Diluted	$0.33	$0.34	$0.28	$0.37	$0.17	$0.18	$0.28	$0.21	$1.07	$1.10

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of February 28, 2005.

KPMG LLP, the company’s independent registered public accounting firm, has issued a report on our management’s assessment of our internal control over financial reporting. This report is included herein.

AUSTIN LIGON

PRESIDENT AND CHIEF EXECUTIVE OFFICER

KEITH D. BROWNING

EXECUTIVE VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

CARMAX 2005	44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

CarMax, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (the “Company”) as of February 28, 2005 and February 29, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 28, 2005 and February 29, 2004, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 3, 2005, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

RICHMOND, VIRGINIA

MAY 3, 2005

45	CARMAX 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

CarMax, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting that CarMax, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of February 28, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CarMax, Inc. and subsidiaries as of February 28, 2005 and February 29, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2005, and our report dated May 3, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

RICHMOND, VIRGINIA

MAY 3, 2005

CARMAX 2005	46

CORPORATE AND SHAREHOLDER INFORMATION

HOME OFFICE

CarMax, Inc.

4900 Cox Road

Glen Allen, Virginia 23060-6295

Telephone: (804) 747-0422

As of October 1, 2005:

12800 Tuckahoe Creek Parkway

Richmond, Virginia 23238

WEBSITE

www.carmax.com

ANNUAL SHAREHOLDERS’ MEETING

Tuesday, June 21, 2005, at 10:00 a.m.

The Richmond Marriott West Hotel

4240 Dominion Boulevard

Glen Allen, Virginia 23060

STOCK INFORMATION

CarMax, Inc. common stock is traded on the New York Stock Exchange under the ticker symbol KMX.

At February 28, 2005, there were approximately 5,150 CarMax shareholders of record.

QUARTERLY STOCK PRICE RANGE

The following table sets forth by fiscal quarter the high and low reported prices of the company’s common stock for the last two fiscal years:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005
High	$36.20	$23.79	$30.25	$34.80
Low	$20.60	$18.05	$19.23	$26.05

Fiscal 2004
High	$24.10	$38.72	$39.30	$37.10
Low	$12.45	$23.08	$30.08	$28.71

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

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, Minnesota 55075

Toll free: (800) 468-9716

Hearing impaired: (651) 450-4144

www.wellsfargo.com/shareownerservices

FINANCIAL INFORMATION

For quarterly sales and earnings information, financial reports, filings with the Securities and Exchange Commission (including Form 10-K), news releases, and other investor information, please visit our investor website at http://investor.carmax.com. Information may also be obtained from the Investor Relations Department at:

E-mail: investor_relations@carmax.com

Telephone: (804) 747-0422, ext. 4489

CEO AND CFO CERTIFICATIONS

CarMax’s chief executive officer and chief financial officer have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the company’s public disclosure. These certifications are included as exhibits to the Annual Report on Form 10-K for fiscal 2005. In addition, CarMax’s chief executive officer annually certifies to the NYSE that he is not aware of any violation by CarMax of the NYSE’s corporate governance listing standards. This certification was submitted, without qualification, as required after the 2004 annual meeting of CarMax’s shareholders.

CORPORATE GOVERNANCE INFORMATION

Copies of the CarMax Corporate Governance Guidelines, the Code of Conduct, and the charters for each of the Audit Committee, Nominating and Governance Committee, and Compensation and Personnel Committee are available from our investor website, at http://investor.carmax.com, under the corporate governance tab. Alternatively, shareholders may obtain, without charge, copies of these documents by writing to Investor Relations at the CarMax home office.

INVESTOR RELATIONS

Security analysts are invited to contact:

Dandy Barrett, Assistant Vice President, Investor Relations

Telephone: (804) 935-4591

GENERAL INFORMATION

Members of the media and others seeking general information about CarMax should contact:

Lisa Van Riper, Assistant Vice President, Public Affairs

Telephone: (804) 935-4594

CARMAX, CARMAX THE AUTO SUPERSTORE, THE CARMAX ADVANTAGE, 5 DAY MONEY BACK GUARANTEE (and design), VALUMAX and CARMAX.COM are all registered trademarks or service marks of CarMax. Other company, product, and service names may be trademarks or service marks of their respective owners.